File No. 812-_____

As Filed with the Securities and Exchange Commission on May 31, 2012
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549
____________

APPLICATION FOR AN ORDER OF APPROVAL PURSUANT TO SECTION 26(c)
OF THE INVESTMENT COMPANY ACT OF 1940
___________

AXA Equitable Life Insurance Company
Separate Account 45 of AXA Equitable Life Insurance Company
Separate Account 49 of AXA Equitable Life Insurance Company

1290 Avenue of the Americas
New York, New York 10104
____________

Notice and Order to:

Steven M. Joenk
Senior Vice President
AXA Equitable Life Insurance Company
1290 Avenue of the Americas
New York, New York 10104

Communications and Copies of Notice and Order to:

Patricia Louie, Esq. Senior Vice President & Associate General Counsel AXA Equitable Life Insurance Company 1290 Avenue of the Americas New York, New York 10104	Clifford J. Alexander, Esq. Mark C. Amorosi, Esq. K&L Gates LLP 1601 K Street, NW Washington, DC 20006

This document contains a total of 175 pages.

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UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

In the Matter of:

AXA Equitable Life Insurance Company
Separate Account 45 of AXA Equitable Life
Insurance Company
Separate Account 49 of AXA Equitable Life
Insurance Company

1290 Avenue of the Americas
New York, New York 10104
File No. 812-_____

) ) ) ) ) ) ) ) ) ) ) )	APPLICATION FOR AN ORDER OF APPROVAL PURSUANT TO SECTION 26(c) OF THE INVESTMENT COMPANY ACT OF 1940

I.  INTRODUCTION
AXA Equitable Life Insurance Company (“AXA Equitable”), Separate Account 45 of AXA Equitable (“Separate Account 45”), and Separate Account 49 of AXA Equitable (“Separate Account 49” and together with Separate Account 45, “Separate Accounts”) (collectively, the “Section 26 Applicants”) hereby submit this Application (“Application”) for an order from the Securities and Exchange Commission (the “Commission”) pursuant to Section 26(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), approving the proposed substitution of shares of certain series of EQ Advisors Trust (“EQ Trust”) for shares of certain other series of the EQ Trust and certain series of AXA Premier VIP Trust (“VIP Trust” and together with the EQ Trust, the “Trusts”) (the “Substitutions”), each of which currently serves as an underlying investment option for certain variable annuity contracts (“Contracts”) issued by AXA Equitable, as more fully described below.

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II.  STATEMENT OF FACTS

A.	The Section 26 Applicants
1.           AXA Equitable
AXA Equitable is a New York stock life insurance company that has been in business since 1859 (including the operations of its predecessor).  Its home office is located at 1290 Avenue of the Americas, New York, New York 10104.  AXA Equitable is authorized to sell life insurance and annuities in 50 states, the District of Columbia, Puerto Rico and the Virgin Islands.  It maintains local offices throughout the United States.  AXA Equitable is a wholly owned subsidiary of AXA Financial, Inc. (“AXA Financial”).
Majority-owned publicly traded subsidiaries of AXA Financial currently include AllianceBernstein, L.P.  AXA Financial, a holding company, is an indirect, wholly owned subsidiary of AXA.  AXA is a French holding company for an international group of insurance and related financial services companies and is publicly traded.  As of December 31, 2011, AXA Financial and its consolidated subsidiaries managed approximately $508 billion in assets.  These assets are primarily managed for domestic and overseas investors, mutual funds, pension funds, endowment funds, and retirement and annuity programs for businesses, tax exempt organizations and individuals.
2.           Separate Accounts
Separate Account 45 and Separate Account 49 were established in 1994 and 1996, respectively, pursuant to authority granted by AXA Equitable’s Board of Directors.  AXA Equitable serves as depositor for each of these Separate Accounts, which fund certain Contracts.

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Each Separate Account is a segregated asset account of AXA Equitable and is registered with the Commission as a unit investment trust under the 1940 Act.1
As noted above, the Separate Accounts fund the respective variable benefits available under the Contracts issued by AXA Equitable.  Interests in the Contracts are registered under the Securities Act of 1933, as amended (“1933 Act”).2
That portion of the assets of each Separate Account that is equal to the reserves and other Contract liabilities with respect to the respective Separate Account is not chargeable with liabilities arising out of any other business of AXA Equitable, as the case may be.  In accordance with the respective Contracts for each Separate Account, any income, gains or losses, realized or unrealized, from assets allocated to the respective Separate Account are credited to, or charged against, that Separate Account, without regard to other income, gains or losses of AXA Equitable.
B.           The Contracts
The Contracts are individual and group deferred variable annuity contracts.  All individual Contracts and all group Contracts (and the certificates thereunder) allow the Contract owner or certificate owner3 to allocate contributions among the variable and any fixed investment options available under the Contracts.  The contributions by Contract owners accumulate in the variable and any available fixed investment options.  Under the

1      See File No. 811-08754 (Separate Account 45) and File No. 811-07659 (Separate Account 49).  Pursuant to Rule 0-4(a) under the 1940 Act, Section 26 Applicants hereby incorporate by reference these registration statements to the extent necessary to supplement the descriptions and representations contained herein.

2      See File Nos. 33-83750, 333-44996, 333-64751, 333-61380 and 333-73121 (Separate Account 45); and, File Nos. 333-05593, 333-79379, 333-96177, 333-64749, 333-60730, 333-31131 and 333-165395 (Separate Account 49).  Pursuant to Rule 0-4(a) under the 1940 Act, Section 26 Applicants hereby incorporate by reference these registration statements to the extent necessary to supplement the descriptions and representations contained herein.

3      For the purposes of this Application, references to Contract owners include certificate owners, as applicable.

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Contracts, contributions by Contract owners are available to fund annuity payments to the Contract owner or may be withdrawn, subject to any applicable charges.  Contributions by Contract owners allocated to variable investment options are held in corresponding subaccounts of the appropriate Separate Accounts.  The Contracts permit Contract owners to transfer Contract value among the variable and any available fixed investment options.  Currently, the Contracts do not restrict the number, frequency or dollar amount of transfers among variable investment options; nor do the Contracts impose any charges on transfers.4  One exception to this is that AXA Equitable has procedures in place that are intended to discourage disruptive transfer and other “market timing” activity and may have the effect of limiting transfers.
Under the Contracts, AXA Equitable reserves the right to substitute different underlying investment options for current underlying investment options offered as funding options under the Contracts.  The prospectuses for the Contracts include disclosure of the reservation of this right.
C.           The Trusts
1.           EQ Trust
The EQ Trust is organized as a Delaware statutory trust.  It is registered as an open-end management investment company under the 1940 Act and its shares are

4      AXA Equitable reserves the right restrict transfers into and among variable investment options, including limitations on the number, frequency, or dollar amount of transfers.  In addition, AXA Equitable reserves the right to assess a transfer charge for any transfers in excess of 12 transfers in a contract year.  Currently, none of these limitations are in effect.  For any fixed investment options available under the Contracts, certain additional limitations may apply to transfers into and out of those fixed investment options.
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registered under the 1933 Act on Form N-1A.5  It commenced operations on May 1, 1997.
The EQ Trust is a series investment company, as defined by Rule 18f-2 under the 1940 Act, and currently offers 72 separate series (each, an “EQ Portfolio” and collectively, the “EQ Portfolios”).  The EQ Trust does not impose sales charges for buying and selling its shares.  All dividends and other distributions with respect to an EQ Portfolio’s shares are reinvested in full and fractional shares of the EQ Portfolio to which they relate.  The EQ Trust currently offers three classes of shares, Class IA shares, Class IB shares and Class K shares.  Only Class IA and Class IB shares will be involved in the proposed Substitutions.  The distributor for Class IA and Class IB shares of each EQ Portfolio is AXA Distributors, LLC (“AXA Distributors”).  Both Class IA and Class IB shares are subject to a distribution plan adopted and administered pursuant to Rule 12b-1 under the 1940 Act.  Under that distribution plan, Class IA and Class IB shares of each EQ Portfolio may make payment for distribution and shareholder services at a maximum annual rate of 0.25% of the average daily net assets attributable to the Class IA and Class IB shares, respectively, of the EQ Portfolio (“12b-1 fees”).  Class IA and Class IB shares of each EQ Portfolio currently charge an annual 12b-1 fee of 0.25% of average daily net assets.
AXA Equitable Funds Management Group, LLC (“FMG”) currently serves as investment manager (“Manager”) of each of the EQ Portfolios pursuant to the Investment Management Agreements between the EQ Trust, on behalf of each EQ Portfolio, and FMG (“Management Agreements”).  FMG is a wholly-owned subsidiary of AXA

5      See File Nos. 811-07953 and 333-17217.  Pursuant to Rule 0-4(a) under the 1940 Act, Section 26 Applicants hereby incorporate by reference the EQ Trust’s registration statements to the extent necessary to supplement the descriptions and representations contained herein.

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Equitable and is registered as an investment adviser under the Investment Advisers Act of 1940, as amended.  Pursuant to the Management Agreements, the Manager’s responsibilities include:  (i) overall supervisory responsibility for the general management and investment of each Portfolio’s assets; (ii) full discretion to select new or additional investment sub-advisers (“Advisers”) for each Portfolio; (iii) full discretion to enter into and materially modify existing Investment Advisory Agreements (“Advisory Agreements”) with Advisers; (iv) full discretion to terminate and replace any Adviser; and (v) full investment discretion to make all determinations with respect to the investment of a Portfolio’s assets not then managed by an Adviser.  In addition, pursuant to the Management Agreements, the Manager monitors the compliance of each Adviser with the investment objectives, policies and restrictions of any Portfolio under the management of such Adviser, and reviews and reports to the Board of Trustees of the EQ Trust on the performance of each Adviser.  The Manager also furnishes to the EQ Trust at its own expense and without remuneration from or other cost to the Trust:  (i) office space; (ii) executive and other personnel, including personnel for the performance of certain clerical and other office functions; and (iii) certain information and services in connection with the preparation of registration statements, prospectuses, statements of additional information and certain reports to shareholders.
The Manager currently has retained 37 Advisers to provide the day-to-day investment advisory services for 60 of the 72 current Portfolios.6  Pursuant to the Advisory Agreements, each Adviser generally performs the following functions:  (i)

6      The AXA Strategic Allocation Series Portfolios (7 series), All Asset Moderate Growth-Alt 15 Portfolio, All Asset Growth-Alt 20 Portfolio, All Asset Aggressive-Alt 25 Portfolio, EQ/Franklin Templeton Allocation Portfolio, and EQ/International ETF Portfolio are operated as funds of funds, the assets of which are managed directly by FMG.
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furnishes an investment program for its Portfolio(s); (ii) makes investment decisions for its Portfolio(s); (iii) places all orders for the purchase and sale of those investments; and (iv) certain limited related administrative functions.  JPMorgan Chase Bank serves as custodian for the EQ Trust.  FMG serves as administrator for the EQ Trust and, subject to FMG’s supervision, JPMorgan Investor Services Co. serves as the sub-administrator.
The EQ Trust has received an exemptive order from the Commission (“Multi-Manager Order”) that permits the Manager, or any entity controlling, controlled by, or under common control (within the meaning of Section 2(a)(9) of the 1940 Act) with the Manager, subject to certain conditions, including approval of the Board of Trustees of the EQ Trust, and without the approval of shareholders to:  (i) select a new Adviser or additional Advisers for each EQ Portfolio; (ii) enter into new Advisory Agreements and/or materially modify the terms of any existing Advisory Agreement;7 (iii) terminate any existing Adviser and replace the Adviser; and (iv) continue the employment of an existing Adviser on the same contract terms where the Advisory Agreement has been assigned because of a change of control of the Adviser.8  If a new Adviser is retained for an EQ Portfolio, Contract owners would receive notice of any such action, including all information concerning any new Adviser or Advisory Agreement that would be included in an information statement meeting the requirements of Regulation 14C and Schedule 14C under the Securities Exchange Act of 1934, as amended.

7      The Manager will not enter into an Advisory Agreement with an Adviser that is an “affiliated person” (as such term is defined in Section 2(a)(3) of the 1940 Act) of the Portfolio or the Manager, other than by reason of serving as an Adviser to a Portfolio, without the Advisory Agreement, including the compensation to be paid thereunder, being approved by the shareholders of the applicable Portfolio (or, if the Portfolio serves as a funding medium for any subaccount of a registered separate account, then pursuant to voting instructions by the unitholders of the subaccount).

8      See EQ Advisors Trust and EQ Financial Consultants, Inc., 1940 Act Rel. Nos. 23093 (March 30, 1998) (notice) and 23128 (April 24, 1998) (order).

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2.           VIP Trust
The VIP Trust is organized as a Delaware statutory trust.  It is registered as an open-end management investment company under the 1940 Act and its shares are registered under the 1933 Act on Form N-1A.9  It commenced operations on October 2, 2001.
The VIP Trust is a series investment company, as defined by Rule 18f-2 under the 1940 Act, and currently offers 20 separate series (each, a “VIP Portfolio” and collectively, the “VIP Portfolios”).  The VIP Trust does not impose sales charges for buying and selling its shares.  All dividends and other distributions with respect to a VIP Portfolio’s shares are reinvested in full and fractional shares of the VIP Portfolio to which they relate.  The VIP Trust currently offers three classes of shares, Class A shares, Class B shares, and Class K shares.   Only Class A and Class B shares will be involved in the proposed Substitutions.  The distributor for Class A and Class B shares of each Portfolio is AXA Distributors.  Both Class A and Class B shares are subject to a distribution plan adopted and administered pursuant to Rule 12b-1 under the 1940 Act.  Under that distribution plan, Class A and Class B shares of each VIP Portfolio may make payment for distribution and shareholder services at a maximum annual rate of 0.25% of the average daily net assets attributable to the Class A and Class B shares, respectively, of the VIP Portfolio (“12b-1 fees”).  Class A and Class B shares of each VIP Portfolio currently charge an annual 12b-1 fee of 0.25% of average daily net assets.
FMG currently serves as investment manager of each of the VIP Portfolios pursuant to the Management Agreements between the VIP Trust, on behalf of each VIP

9      See File Nos. 811-10509 and 333-70754.  Pursuant to Rule 0-4(a) under the 1940 Act, Section 26 Applicants hereby incorporate by reference the VIP Trust’s registration statements to the extent necessary to supplement the descriptions and representations contained herein.

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Portfolio, and FMG.  Pursuant to the Management Agreements, the Manager’s responsibilities include: (i) overall supervisory responsibility for the general management and investment of each VIP Portfolio’s assets; (ii) full discretion to select new or additional Advisers for each VIP Portfolio; (iii) full discretion to enter into and materially modify existing Advisory Agreements with Advisers; (iv) full discretion to terminate and replace any Adviser; and (v) full investment discretion to make all determinations with respect to the investment of a VIP Portfolio’s assets not then managed by an Adviser.  In addition, pursuant to the Management Agreements, the Manager monitors the compliance of each Adviser with the investment objectives, policies and restrictions of any VIP Portfolio under the management of such Adviser, and reviews and reports to the Board of Trustees of the VIP Trust on the performance of each Adviser.  The Manager also furnishes to the VIP Trust at its own expense and without remuneration from or other cost to the VIP Trust:  (i) office space; (ii) executive and other personnel, including personnel for the performance of certain clerical and other office functions; and (iii) certain information and services in connection with the preparation of registration statements, prospectuses, statements of additional information and certain reports to shareholders.
The Manager currently has retained 29 Advisers to provide the day-to-day investment advisory services for 11 of the 20 current VIP Portfolios.10  Pursuant to the Advisory Agreements, each Adviser performs the following functions: (i) make

10      The AXA Conservative Allocation Portfolio, AXA Conservative-Plus Allocation Portfolio, AXA Moderate Allocation Portfolio, AXA Moderate-Plus Allocation Portfolio, AXA Aggressive Allocation Portfolio, Target 2015 Allocation Portfolio, Target 2025 Allocation Portfolio, Target 2035 Allocation Portfolio and Target 2045 Allocation Portfolio are operated as funds of funds, the assets of which are managed directly by FMG.

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investment decisions on behalf of their respective portfolios, (ii) place all orders for the purchase and sale of investments for their respective portfolios with brokers or dealers selected by the Manager and/or the Advisers, and (iii) perform certain limited related administrative functions in connection therewith.  JPMorgan Chase Bank serves as custodian for the VIP Trust.  FMG serves as administrator for the VIP Trust and, subject to FMG’s supervision, J.P. Morgan Investor Services Co. serves as the sub-administrator.
The VIP Trust also relies on the Multi-Manager Order, which permits the Manager, or any entity controlling, controlled by, or under common control (within the meaning of Section 2(a)(9) of the 1940 Act) with the Manager, subject to certain conditions, including approval of the Board of Trustees of the VIP Trust, and without the approval of shareholders, to:  (i) select a new Adviser or additional Advisers for each VIP Portfolio; (ii) enter into new Advisory Agreements and/or materially modify the terms of any existing Advisory Agreement;11 (iii) terminate any existing Adviser and replace the Adviser; and (iv) continue the employment of an existing Adviser on the same contract terms where the Advisory Agreement has been assigned because of a change of control of the Adviser.  If a new Adviser is retained for a VIP Portfolio, Contract owners would receive notice of any such action, including all information concerning any new Adviser or Advisory Agreement that would be included in an information statement meeting the requirements of Regulation 14C and Schedule 14C under the Securities Exchange Act of 1934, as amended.

11      The Manager will not enter into an Advisory Agreement with an Adviser that is an “affiliated person” (as such term is defined in Section 2(a)(3) of the 1940 Act) of the Portfolio or the Manager, other than by reason of serving as an Adviser to a Portfolio, without the Advisory Agreement, including the compensation to be paid thereunder, being approved by the shareholders of the applicable Portfolio (or, if the Portfolio serves as a funding medium for any subaccount of a registered separate account, then pursuant to voting instructions by the unitholders of the subaccount).
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III.  THE PROPOSED SUBSTITUTIONS
A.	Proposed Substitutions
AXA Equitable, on its own behalf and on behalf of its Separate Accounts, proposes to exercise its contractual right to substitute different underlying investment options for current underlying investment options offered as funding options under the Contracts.  In particular, the Section 26 Applicants request an order from the Commission pursuant to Section 26(c) of the 1940 Act approving the proposed substitution of shares of the Replacement Portfolios listed in the table below for shares of the corresponding Removed Portfolios listed opposite their names:

Sub. No.	Removed Portfolio	Replacement Portfolio
1.	EQ/Oppenheimer Global Portfolio	EQ/Global Multi-Sector Equity Portfolio
2.	EQ/MFS International Growth Portfolio	EQ/International Core PLUS Portfolio
3.	Multimanager International Equity Portfolio
4.	EQ/Capital Guardian Research Portfolio	EQ/Large Cap Core PLUS Portfolio
5.	EQ/Davis New York Venture Portfolio
6.	EQ/Lord Abbett Large Cap Core Portfolio
7.	EQ/UBS Growth and Income Portfolio
8.	Multimanager Large Cap Core Equity Portfolio
9.	EQ/Montag & Caldwell Growth Portfolio	EQ/Equity Growth PLUS Portfolio
10.	EQ/T. Rowe Price Growth Stock Portfolio
11.	EQ/Wells Fargo Omega Growth Portfolio
12.	Multimanager Aggressive Equity Portfolio
13.	EQ/BlackRock Basic Value Equity Portfolio	EQ/Large Cap Value PLUS Portfolio
14.	EQ/Boston Advisors Equity Income Portfolio
15.	EQ/JPMorgan Value Opportunities Portfolio
16.	EQ/Van Kampen Comstock Portfolio
17.	Multimanager Large Cap Value Portfolio
18.	Multimanager Mid Cap Growth Portfolio	AXA Tactical Manager 400 Portfolio
19.	Multimanager Mid Cap Value Portfolio	EQ/Mid Cap Value PLUS Portfolio

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Sub. No.	Removed Portfolio	Replacement Portfolio
20.	Multimanager Small Cap Growth Portfolio	AXA Tactical Manager 2000 Portfolio
21.	Multimanager Small Cap Value Portfolio
22.	EQ/Core Bond Index Portfolio	EQ/Intermediate Government Bond Portfolio
23.	EQ/Global Bond PLUS Portfolio
24.	EQ/Quality Bond PLUS Portfolio
25.	Multimanager Core Bond Portfolio
26.	Multimanager Multi-Sector Bond Portfolio
27.	EQ/PIMCO Ultra Short Bond Portfolio	EQ/AllianceBernstein Short-Term Government Bond Portfolio

The Multimanager International Equity, Multimanager Large Cap Core Equity, Multimanager Aggressive Equity, Multimanager Large Cap Value, Multimanager Mid Cap Growth, Multimanager Mid Cap Value, Multimanager Small Cap Growth, Multimanager Small Cap Value, Multimanager Core Bond, and Multimanager Multi-Sector Bond Portfolios are series of the VIP Trust and offer Class A and Class B shares; all other Removed Portfolios are series of the EQ Trust and offer Class IA and Class IB shares.  The Replacement Portfolios are series of the EQ Trust.  The proposed Substitutions would involve the substitution of Class IA shares of each Replacement Portfolio for Class A or Class IA shares of the corresponding Removed Portfolio, and the substitution of Class IB shares of each Replacement Portfolio for Class B or Class IB shares of the corresponding Removed Portfolio.12  The Class IA shares of each Replacement Portfolio are identical to the Class IA and Class A shares of each Removed Portfolio, and the Class IB shares of each Replacement Portfolio are identical to the Class IB and Class B shares of each Removed Portfolio.

12      As discussed in more detail below, Substitution No. 7 would only involve the substitution of Class IB Shares of the Replacement Portfolio for Class IB Shares of the Removed Portfolio.

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None of the proposed Substitutions would involve a transfer of all of the assets of a Removed Portfolio to a corresponding Replacement Portfolio.
B.	Reasons for the Substitutions
The Section 26 Applicants propose the Substitutions as part of a continued and overall business plan by AXA Equitable to make its Contracts more attractive to existing Contract owners or prospective purchasers, as the case may be, and more efficient to manage, administer and oversee.  AXA Equitable has carefully reviewed its Contracts and each investment option offered under the Contracts with the goal of providing high-quality investment options.
The principal purposes of the proposed Substitutions are as follows:
1.           Simplifying the Investment Options.  The proposed Substitutions are designed and intended to streamline and simplify the investment line-up that is available to Contract owners under the affected Contracts and thereby make the Contracts more attractive to Contract owners, while assuring a consistency in the range of overall investment options provided by the Contracts.  Pursuant to this goal, AXA Equitable has engaged in a thorough review of the efficiencies and structures of all of the investment options that it offers under the Contracts.  This review involved an evaluation that included the investment objectives and strategies, risk levels, asset sizes, expense ratios, investment performance, investment process, and Advisers and portfolio managers responsible for the management of each investment option.  In certain cases, AXA Equitable offers several investment alternatives (i.e., the Replacement Portfolios and the Removed Portfolios) that overlap and largely duplicate one another by having substantially similar investment objectives, policies and risks.  The Section 26 Applicants believe that eliminating investment option redundancy via the proposed Substitutions

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would result in a more consolidated and attractive menu of investment options under the affected Contracts.  AXA Equitable also anticipates that this consolidation would simplify the Contract prospectuses and related materials provided to Contract owners and thereby potentially enhance Contract owner understanding.  In addition, the Section 26 Applicants believe that substituting the Replacement Portfolios for the Removed Portfolios would lead to greater efficiencies in managing and administering the Contracts and potentially enable AXA Equitable to offer a wider range of investment options in the future that would be more attractive to Contract owners.  Moreover, because the proposed Substitutions involve consolidating duplicative investment options, the diversity of investment options available under the Contracts will not be adversely impacted.  Similar investment options offering access to similar asset classes, investment advisers and investment strategies and risks will remain available under the Contracts.  In addition, the Contracts will continue to offer a significant number of alternative investment options offering a full range of investment objectives, strategies and Advisers (currently expected to range in number from 19 to 35 after the proposed Substitutions versus 33 to 60 before the proposed Substitutions).
2.           Consistency.  AXA Equitable has carefully reviewed each proposed Substitution with the goal of offering Contract owners investment options that are consistent with respect to asset class, management, and investment objective, and that are positioned to provide better risk-adjusted returns.  In each proposed Substitution, both the Removed and Replacement Portfolio are managed by FMG, overseeing the subadviser(s), and both Portfolios represent investments in the same asset class.  In many cases, both the Removed Portfolio and the Replacement Portfolio have an identical investment objective

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and in those cases where the investment objective is not identical, it is substantially similar.  In each of the proposed Substitutions, the principal investment strategies and principal risks are similar or substantially similar for each Removed Portfolio and its corresponding Replacement Portfolio.  In addition to substantially similar investment objectives, principal investment strategies and principal risks, each Replacement Portfolio also seeks to offer enhanced risk management that is intended to provide Contract owners with lower volatility and better risk-adjusted returns.  Thus, the proposed Substitutions are intended to provide consistent investment options to ensure that the primary investment objectives and the contractual expectations of Contract owners will continue to be met after the proposed Substitutions.  In addition, this is expected to simplify the process of explaining the proposed Substitutions to Contract owners.
3.           Same or Lower Net Operating Expenses.  Contract owners with Contract value allocated to the subaccounts of the Removed Portfolios will have the same or lower net operating expenses after the proposed Substitutions as prior to the proposed Substitutions.  In addition, many of the Replacement Portfolios are larger than the corresponding Removed Portfolios.  Generally speaking, larger funds tend to have lower expenses than comparable funds that are smaller because, with a larger asset size, fixed fund expenses are spread over a larger base, lowering the expense ratios.  Therefore, as a result of the Substitutions, various costs such as legal, accounting, printing and trustee fees will be spread over a larger base with each Contract owner bearing a smaller portion of the cost than would be the case if the Replacement Portfolio were smaller in size.
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 Larger funds also may have lower trading expenses, potentially resulting in higher returns.
4.           No Expense to Contract Owners.  The proposed Substitutions are designed to provide Contract owners with an opportunity to continue their investment in a substantially similar Portfolio without interruption and without any cost to them.  AXA Equitable has agreed to bear all expenses incurred in connection with the Substitutions and related filings and notices, including legal, accounting, brokerage and other fees and expenses.  On the effective date of the Substitutions, the amount of any Contract owner’s Contract value or the dollar value of a Contract owner’s investment in the relevant Contract will not change as a result of the Substitutions.  In addition, the total expense ratio of each Replacement Portfolio is expected to be the same as or lower than that of the corresponding Removed Portfolio.
5.           Potential Reduction of Costs and Enhanced Risk Management.  The proposed Substitutions also may benefit AXA Equitable and its affiliates in certain respects.  For example, in cases where AXA Equitable offers overlapping Portfolios through its Separate Accounts, it has made the Contracts less efficient to manage and administer.  Supporting overlapping investment options unnecessarily increases management, administrative and operational expenses.  Thus, the proposed Substitutions will enable AXA Equitable to reduce certain costs that it incurs in managing and administering the Contracts by consolidating overlapping and duplicative Portfolios.  In addition, the fees payable by certain Replacement Portfolios may be more profitable to the Manager than the fees payable by the corresponding Removed Portfolios.  Moreover, the Contracts may provide certain death benefit, income benefit or other guarantees to

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Contract owners.  In providing these guarantees, AXA Equitable assumes, and seeks to manage, the risk that Contract owner account values will not be sufficient to pay the guaranteed amounts when due, and therefore that AXA Equitable will have to use its own resources to cover any shortfall.  The proposed Substitutions may enhance AXA Equitable’s ability to manage the risks associated with these guarantees, which potentially could have a positive impact on AXA Equitable’s profitability and/or financial position.  These factors also could allow AXA Equitable to offer more competitively priced products in the future and to continue to make guaranteed benefits available under the Contracts that it offers to investors.13
C.           Description of the Portfolios
Set forth below is a table briefly summarizing the investment objective and primary investments of each Removed Portfolio and its corresponding Replacement Portfolio.  Following that table is a more detailed description and comparison of the investment advisers, investment objectives, principal investment strategies, principal risks, fees, expenses and performance of each Removed Portfolio and its corresponding Replacement Portfolio.

Sub No	Removed Portfolio	Replacement Portfolio
1.	EQ/Oppenheimer Global Portfolio	EQ/Global Multi-Sector Equity Portfolio
	Objective: Capital appreciation Primary Investments: U.S. and foreign equity securities of companies of any size	Objective: Capital appreciation; emphasize risk-adjusted returns and managing volatility Primary Investments: U.S. and foreign equity securities of companies of any size
2.	EQ/MFS International Growth Portfolio	EQ/International Core PLUS Portfolio

13      AXA Equitable does not anticipate that the level of fees and charges imposed by the Separate Accounts under the Contracts at the time of the Substitution will change immediately as a result of any reduction in cost occasioned by the Substitutions.  To the extent that Contract owners are expected to incur lower expenses immediately after the Substitutions, any reduction will result from a change in the level of underlying Portfolio expenses, not those of the Separate Accounts.  See Section III.B.3.

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Sub No Removed Portfolio		Replacement Portfolio
	Objective: Capital appreciation Primary Investments: Foreign equity securities, including emerging markets equity securities	Objective: Capital growth; emphasize risk-adjusted returns and managing volatility Primary Investments: Foreign equity securities of issuers of any size, and including those in developing economies
3.	Multimanager International Equity Portfolio	EQ/International Core PLUS Portfolio
	Objective: Capital growth; emphasize risk-adjusted returns and managing volatility Primary Investments: Foreign equity securities of issuers of any size, including those in developing economies	Objective: Capital growth; emphasize risk-adjusted returns and managing volatility Primary Investments: Foreign equity securities of issuers of any size, including those in developing economies
4.	EQ/Capital Guardian Research Portfolio	EQ/Large Cap Core PLUS Portfolio
	Objective: Capital growth Primary Investments: Equity securities listed in the U.S. with market capitalization greater than $1 billion	Objective: Capital growth; emphasize risk-adjusted returns and managing volatility Primary Investments: Equity securities of large-cap companies
5.	EQ/Davis New York Venture Portfolio	EQ/Large Cap Core PLUS Portfolio
	Objective: Capital growth Primary Investments: Equity securities of large-cap companies	Objective: Capital growth; emphasize risk-adjusted returns and managing volatility Primary Investments: Equity securities of large-cap companies
6.	EQ/Lord Abbett Large Cap Core Portfolio	EQ/Large Cap Core PLUS Portfolio
	Objective: Capital appreciation and growth of income with reasonable risk Primary Investments: Equity securities of large-cap companies	Objective: Capital growth; emphasize risk-adjusted returns and managing volatility Primary Investments: Equity securities of large-cap companies
7.	EQ/UBS Growth and Income Portfolio	EQ/Large Cap Core PLUS Portfolio
	Objective: Total return through capital appreciation and income Primary Investments: Equity securities of U.S. large-cap companies	Objective: Capital growth; emphasize risk-adjusted returns and managing volatility Primary Investments: Equity securities of large-cap companies
8.	Multimanager Large Cap Core Equity Portfolio	EQ/Large Cap Core PLUS Portfolio
	Objective: Capital growth; emphasize risk-adjusted returns and managing volatility Primary Investments: Equity securities of U.S. large-cap companies	Objective: Capital growth; emphasize risk-adjusted returns and managing volatility Primary Investments: Equity securities of large-cap companies
9.	EQ/Montag & Caldwell Growth Portfolio	EQ/Equity Growth PLUS Portfolio
	Objective: Capital appreciation Primary Investments: Equity securities of large-cap growth companies	Objective: Capital growth; emphasize risk-adjusted returns and managing volatility Primary Investments: Equity securities of large-cap growth companies
10.	EQ/T. Rowe Price Growth Stock Portfolio	EQ/Equity Growth PLUS Portfolio
	Objective: Capital appreciation and secondarily, income Primary Investments: Equity securities of large-cap growth companies	Objective: Capital growth; emphasize risk-adjusted returns and managing volatility Primary Investments: Equity securities of large-cap growth companies
11.	EQ/Wells Fargo Omega Growth Portfolio	EQ/Equity Growth PLUS Portfolio
	Objective: Capital growth	Objective: Capital growth; emphasize risk-

 Page 19 of a total of 176 pages

Sub No Removed Portfolio		Replacement Portfolio
	Primary Investments: Equity securities of growth companies	adjusted returns and managing volatility Primary Investments: Equity securities of large-cap growth companies
12.	Multimanager Aggressive Equity Portfolio	EQ/Equity Growth PLUS Portfolio
	Objective: Capital growth; emphasize risk-adjusted returns and managing volatility Primary Investments: Equity securities of large-cap growth companies	Objective: Capital growth; emphasize risk-adjusted returns and managing volatility Primary Investments: Equity securities of large-cap growth companies
13.	EQ/BlackRock Basic Value Equity Portfolio	EQ/Large Cap Value PLUS Portfolio
	Objective: Capital appreciation and secondarily, income. Primary Investments: Equity securities of large-cap value companies	Objective: Capital growth; emphasize risk-adjusted returns and managing volatility Primary Investments: Equity securities of large-cap value companies
14.	EQ/Boston Advisors Equity Income Portfolio	EQ/Large Cap Value PLUS Portfolio
	Objective: Combination of growth and income to achieve consistent total return Primary Investments: Equity securities of large-cap value companies	Objective: Capital growth; emphasize risk-adjusted returns and managing volatility Primary Investments: Equity securities of large-cap value companies
15.	EQ/JPMorgan Value Opportunities Portfolio	EQ/Large Cap Value PLUS Portfolio
	Objective: Capital appreciation Primary Investments: Equity securities of large- and mid-cap value companies	Objective: Capital growth; emphasize risk-adjusted returns and managing volatility Primary Investments: Equity securities of large-cap value companies
16.	EQ/Van Kampen Comstock Portfolio	EQ/Large Cap Value PLUS Portfolio
	Objective: Capital growth and income Primary Investments: Equity securities of value companies of any capitalization range	Objective: Capital growth; emphasize risk-adjusted returns and managing volatility Primary Investments: Equity securities of large-cap value companies
17.	Multimanager Large Cap Value Portfolio	EQ/Large Cap Value PLUS Portfolio
	Objective: Capital growth; emphasize risk-adjusted returns and managing volatility Primary Investments: Equity securities of U.S. large-cap value companies	Objective: Capital growth; emphasize risk-adjusted returns and managing volatility Primary Investments: Equity securities of large-cap value companies
18.	Multimanager Mid Cap Growth Portfolio	AXA Tactical Manager 400 Portfolio
	Objective: Capital growth; emphasize risk-adjusted returns and managing volatility Primary Investments: Equity securities of mid-cap growth companies	Objective: Capital growth; emphasize risk-adjusted returns and managing volatility Primary Investments: Equity securities of mid-cap companies
19.	Multimanager Mid Cap Value Portfolio	EQ/Mid Cap Value PLUS Portfolio
	Objective: Capital growth; emphasize risk-adjusted returns and managing volatility Primary Investments: Equity securities of U.S. mid-cap value companies	Objective: Capital growth; emphasize risk-adjusted returns and managing volatility Primary Investments: Equity securities of mid-cap value companies
20.	Multimanager Small Cap Growth Portfolio	AXA Tactical Manager 2000 Portfolio
	Objective: Capital growth; emphasize risk-adjusted returns and managing volatility Primary Investments: Equity securities of U.S. small-cap growth companies	Objective: Capital growth; emphasize risk-adjusted returns and managing volatility Primary Investments: Equity securities of small-cap companies

 Page 20 of a total of 176 pages

Sub No Removed Portfolio		Replacement Portfolio
21.	Multimanager Small Cap Value Portfolio	AXA Tactical Manager 2000 Portfolio
	Objective: Capital growth; emphasize risk-adjusted returns and managing volatility Primary Investments: Equity securities of U.S. small-cap value companies	Objective: Capital growth; emphasize risk-adjusted returns and managing volatility Primary Investments: Equity securities of small-cap companies
22.	EQ/Core Bond Index Portfolio	EQ/Intermediate Government Bond Portfolio

Objective: Approximate total return performance of the Barclays Capital Intermediate U.S. Government/ Credit Index
Primary Investments: Certain U.S. Treasury and government related, corporate, credit and agency fixed rate securities
Objective: Approximate total return performance of the Barclays Capital Intermediate U.S. Government Bond Index Primary Investments: U.S. Treasury and agency securities with maturities of 1-10 years
23.	EQ/Global Bond PLUS Portfolio	EQ/Intermediate Government Bond Portfolio
	Objective: Capital growth and current income Primary Investments: Investment-grade debt securities of U.S. and foreign issuers	Objective: Approximate total return performance of the Barclays Capital Intermediate U.S. Government Bond Index Primary Investments: U.S. Treasury and agency securities with maturities of 1-10 years
24.	EQ/Quality Bond PLUS Portfolio	EQ/Intermediate Government Bond Portfolio
	Objective: High current income consistent with moderate risk to capital Primary Investments: Investment-grade debt securities of government, corporate and agency mortgage- and asset-backed securities	Objective: Approximate total return performance of the Barclays Capital Intermediate U.S. Government Bond Index Primary Investments: U.S. Treasury and agency securities with maturities of 1-10 years
25.	Multimanager Core Bond Portfolio	EQ/Intermediate Government Bond Portfolio
	Objective: Balance of high current income and capital appreciation Primary Investments: Investment grade bonds; U.S. government and corporate debt securities	Objective: Approximate total return performance of the Barclays Capital Intermediate U.S. Government Bond Index Primary Investments: U.S. Treasury and agency securities with maturities of 1-10 years
26.	Multimanager Multi-Sector Bond Portfolio	EQ/Intermediate Government Bond Portfolio
	Objective: High total return through a combination of current income and capital appreciation Primary Investments: Diversified mix of investment grade bonds	Objective: Approximate total return performance of the Barclays Capital Intermediate U.S. Government Bond Index Primary Investments: U.S. Treasury and agency securities with maturities of 1-10 years
27.	EQ/PIMCO Ultra Short Bond Portfolio	EQ/AllianceBernstein Short-Term Government Bond Portfolio

Objective: Generate a return in excess of traditional money market products
Primary Investments: Diversified portfolio of fixed income instruments of varying maturities and financial instruments that derive their value from such securities
Objective: Balance of current income and capital appreciation Primary Investments: U.S. Treasury and agency securities and financial instruments that derive their value from such securities

 Page 21 of a total of 176 pages

1.	Substitution 1 – Shares of EQ/Global Multi-Sector Equity Portfolio for shares of EQ/Oppenheimer Global Portfolio

a.	Investment Advisers, Investment Objectives, Principal Investment Strategies and Principal Risks

Removed Portfolio	Replacement Portfolio
EQ/Oppenheimer Global Portfolio	EQ/Global Multi-Sector Equity Portfolio
Investment Adviser (Subadviser)	Investment Adviser (Subadviser)
AXA Equitable Funds Management Group LLC (“FMG”) Oppenheimer Funds Inc. (“Oppenheimer”)	FMG Morgan Stanley Investment Management Inc. (“MSIM”) BlackRock Investment Management, LLC (“BRIM”)
Investment Objective	Investment Objective
Seeks to achieve capital appreciation.	Seeks to achieve long-term capital appreciation with an emphasis on risk-adjusted returns and managing volatility in the Portfolio.
Principal Investment Strategies	Principal Investment Strategies
Under normal circumstances, the Portfolio invests primarily in equity securities of U.S. and foreign companies. The Portfolio can invest without limit in foreign securities, including depositary receipts, and can invest in any country, including developing or emerging markets. The Portfolio expects to emphasize its investments in developed markets such as the United States, countries in Western Europe and Japan. The Portfolio may invest in companies of any size, however, it expects to invest mainly in mid- and large-cap companies. Equity securities in which the Portfolio may invest may include common stocks, preferred stocks and warrants.

In selecting securities, the Adviser focuses primarily on foreign and U.S. companies with high growth potential. The Adviser uses fundamental analysis of a company’s financial statements, management structure, operations and product development and considers factors affecting the industry of which the issuer is a part.  The Adviser may periodically seek to benefit from special situations, such as mergers, reorganizations, restructurings or other unusual events expected to affect a particular issuer.

The Portfolio’s assets normally are allocated between two investment managers: one managing an Active Allocated Portion; the other an Index Allocated Portion. Under normal circumstances, the Portfolio invests at least 80% of its net assets in equity securities. The Active Allocated Portion consists of approximately 20% of the Portfolio’s net assets and the Index Allocated Portion consists of approximately 80% of the Portfolio’s net assets, 30-50% of which will track each of the S&P 500 and MSCI EAFE and 10-30% the MSCI EM.

Under normal circumstances, the Portfolio invests in equity securities of foreign companies, including emerging market equity securities. The Portfolio also may invest in equity securities of issuers located in North America and other developed countries.

The Manager also may utilize futures and options, such as exchange-traded futures and options contracts on securities indices, to manage equity exposure. When market volatility is increasing above specific thresholds set for the Portfolio, the Manager may limit equity exposure either by reducing investments in securities, shorting or selling long futures and options positions on an index, increasing cash levels, and/or shorting an

 Page 22 of a total of 176 pages

index, which is intended to reduce the overall risk of investing in the Portfolio. The Portfolio may invest up to 25% of its assets in derivatives.
Principal Risks	Principal Risks
● Currency Risk ● Emerging Markets Risk ● Equity Risk ● Foreign Securities Risk ● Investment Style Risk ● Large-Cap Company Risk ● Mid-Cap Company Risk ● Special Situations Risk
●  Cash Management Risk
●  Currency Risk
●  Custom Benchmark Risk
●  Depositary Receipts Risk
●  Derivatives Risk
●  Emerging Markets Risk
●  Equity Risk
●  Foreign Securities Risk
●  Futures Contract Risk
●  Index Strategy Risk
●  Large-Cap Company Risk
●  Leveraging Risk
●  Portfolio Turnover Risk
●  Short Position Risk
●  Volatility Management Risk

As the comparison demonstrates, the Removed and Replacement Portfolios invest in the same asset class with investment management oversight by the same investment adviser.  In addition, both Portfolios pursue substantially similar investment objectives, employing substantially similar principal investment strategies entailing substantially similar principal risks.  Therefore, the Section 26 Applicants believe that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.
Both the Removed Portfolio and the Replacement Portfolio seek capital appreciation as a primary component of their investment objectives and focus investments in U.S. and foreign equity securities, including those located in emerging markets.  The primary difference between the Portfolios is that the Removed Portfolio is

 Page 23 of a total of 176 pages

subadvised by a single subadviser actively managing the Portfolio, as compared to the Replacement Portfolio’s more diverse approach, relying on a combination of active and passive management and emphasizing risk-adjusted returns.  The differences in the principal risks of the Portfolios are attributable to the Replacement Portfolio’s use of a passive management strategy for a portion of the Portfolio and its emphasis on risk-adjusted returns.  The Section 26 Applicants believe that the Replacement Portfolio’s use of passive management for a portion of the Portfolio and its emphasis on risk-adjusted returns offer greater diversification and potentially less risk to investors.  Accordingly, the Section 26 Applicants believe that the proposed Substitution would be beneficial to Contract owners because it would provide continuity in asset class, investment manager, investment objective and principal investment strategies, while offering greater diversification and potentially reducing risk.
b.	Fees, Expenses and Assets of the Portfolios
As of December 31, 2011, the assets of the Replacement Portfolio, EQ/Global Multi-Sector Equity Portfolio, were approximately $2.0 billion, while the assets of the Removed Portfolio, EQ/Oppenheimer Global Portfolio, were approximately $342 million.  Both the Removed Portfolio and the Replacement Portfolio offer Class IA and Class IB shares, which will be involved in the proposed Substitution.  Each class of shares of the Replacement Portfolio will be substituted for the corresponding class of shares of the Removed Portfolio.  Below is a table comparing the fees and expenses of the Removed Portfolio and the Replacement Portfolio.

 Page 24 of a total of 176 pages

(as of 12/31/11)	Removed Portfolio		Replacement Portfolio
	EQ/Oppenheimer Global Portfolio		EQ/Global Multi-Sector Equity Portfolio
Share Class	IA14	IB	IA14	IB
Management Fee	0.95%	0.95%	0.72%	0.72%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%	0.25%	0.25%
Other Expenses	0.16%	0.16%	0.20%	0.20%
Acquired Fund Fees and Expenses	0.00%	0.00%	0.00%	0.00%
Total Annual Portfolio Operating Expenses	1.36%	1.36%	1.17%	1.17%
Fee Waiver/Expense Reimbursement	-0.01%15	-0.01%15	0.00%	0.00%
Total – After Fee Waiver/Expense Reimbursement	1.35%	1.35%	1.17%	1.17%

For the fiscal year ended December 31, 2011, the combined management fee plus 12b-1 fee of the Replacement Portfolio was lower than that of the Removed Portfolio.  In addition, the total annual operating expense ratio of the Replacement Portfolio was lower than that of the Removed Portfolio.  Furthermore, it is anticipated that both the Replacement Portfolio’s combined management fee plus 12b-1 fee and total annual operating expense ratio will be lower than those of the Removed Portfolio immediately after the Substitution.  Accordingly, the Substitution will benefit Contract owners with

14  Expenses have been restated to reflect current fees.

15     Pursuant to a contract, FMG has agreed to make payments or waive its management, administrative and other fees to limit the expenses of the Portfolio through April 30, 2013 (unless the Board of Trustees consents to an earlier revision or termination of this arrangement) (“Expense Limitation Arrangement”) so that the annual operating expenses of the Portfolio (exclusive of taxes, interest, brokerage commissions, capitalized expenses, fees and expenses of other investment companies in which the Portfolio invests, dividend and interest expenses on securities sold short, and extraordinary expenses) do not exceed an annual rate of average daily net assets of 1.35% for Class IA and IB shares of the Portfolio. The Expense Limitation Arrangement may be terminated by FMG at any time after April 30, 2013.

 Page 25 of a total of 176 pages

Contract value allocated to the Removed Portfolio by lowering the annual operating expense ratio.
c.	Performance of the Portfolios
The chart below compares the average annual total returns for the Class IA and Class IB shares of the Removed Portfolio and the Replacement Portfolio for the one-year, five-years and ten-year periods (since inception period, for the Removed Portfolio) ended December 31, 2011.  While the Removed Portfolio outperformed the Replacement Portfolio over the last year, the performance of the Removed and Replacement Portfolio over the last five years has been comparable.  In addition, while a comparison over the most recent 10-year period cannot be made, the Replacement Portfolio substantially outperformed its benchmark index over that time period.

Portfolio	1 Year	5 Years	10 Years/ Since Inception*
Removed Portfolio EQ/Oppenheimer Global Portfolio (Class IA)**	-8.39%	-1.54%	0.35%
Removed Portfolio EQ/Oppenheimer Global Portfolio (Class IB)	-8.62%	-1.79%	0.10%
MSCI World Index	-5.54%	-2.37%	-0.52%
Replacement Portfolio EQ/Global Multi-Sector Equity Portfolio (Class IA)**	-12.07%	-2.11%	11.60%
Replacement Portfolio EQ/Global Multi-Sector Equity Portfolio (Class IB)	-12.32%	-2.35%	11.35%
MSCI All Country World Index	-7.35%	-1.93%	4.24%

*	The Removed Portfolio commenced operations on August 31, 2006. Class IA Shares of the Replacement Portfolio commenced operations on October 2, 2002.

**	Class IA Shares of both the Removed Portfolio and the Replacement Portfolio did not pay 12b-1 fees prior to January 1, 2012

 Page 26 of a total of 176 pages

2.	Substitution 2 – Shares of EQ/International Core PLUS Portfolio for shares of EQ/MFS International Growth Portfolio

a.	Investment Advisers, Investment Objectives, Principal Investment Strategies and Principal Risks

Removed Portfolio	Replacement Portfolio
EQ/MFS International Growth Portfolio	EQ/International Core PLUS Portfolio
Investment Adviser (Subadviser)	Investment Adviser (Subadviser)
FMG Massachusetts Financial Services Company d/b/a MFS Investment Management (“MFS”)	FMG WHV Investment Management and its affiliate Hirayama Investments, LLC BRIM
Investment Objective	Investment Objective
Seeks to achieve capital appreciation.	Seeks to achieve long-term growth of capital with an emphasis on risk-adjusted returns and managing volatility in the Portfolio.
Principal Investment Strategies	Principal Investment Strategies
Under normal circumstances, the Portfolio intends to invest at least 80% of its net assets in the equity securities of foreign companies, including emerging markets equity securities. The Portfolio may invest a large percentage of its assets in issuers in a single country, a small number of countries, or a particular geographic region. The Adviser focuses on investing the Portfolio’s assets in the stocks of growth companies. The Portfolio may invest in companies of any size.

The Portfolio intends to invest primarily in common stocks, but it may also invest in other types of equity securities. These may include depositary receipts, preferred stocks and warrants. The Portfolio may engage in active and frequent trading in pursuing its principal investment strategies.

The Adviser uses a bottom-up approach to buying and selling investments for the Portfolio. Investments are selected primarily based on fundamental analysis of individual issuers and their potential in light of their current financial condition, and market, economic, political, and regulatory conditions.

The Portfolio invests primarily in foreign equity securities. The Portfolio’s assets normally are allocated among three investment managers: an Active Allocated Portion; an Index Allocated Portion; and an ETF Allocated Portion, investing in ETFs that meet the investment criteria of the Portfolio as a whole. Under normal circumstances, the Active Allocated Portion consists of approximately 30% of the Portfolio’s net assets, the Index Allocated Portion consists of approximately 60% of the Portfolio’s net assets and the ETF Allocated Portion consists of approximately 10% of the Portfolio’s net assets.

The Active Allocated Portion primarily invests in common stocks, but it also may invest in other equity securities that the Adviser believes provide opportunities for capital appreciation. The Active Allocated Portion may invest in companies of any size and generally diversifies its investments among a number of different foreign markets, including developing markets. The Active Allocated Portion also may invest in U.S. securities.

In choosing investments for the Active Allocated Portion, the Adviser utilizes a top-down sector-oriented approach. The Adviser seeks to invest in growth stocks. The Adviser utilizes a bottom-up

 Page 27 of a total of 176 pages

stock selection process rooted in fundamental research and looks for companies with superior business models.

The Index Allocated Portion of the Portfolio seeks to track the performance of the MSCI EAFE Index.

FMG also may utilize futures and options, such as exchange-traded futures and options contracts on securities indices, to manage equity exposure. When market volatility is increasing above specific thresholds set for the Portfolio, the Manager may limit equity exposure either by reducing investments in securities, shorting or selling long futures and options positions on an index, increasing cash levels, and/or shorting an index, which is intended to reduce the overall risk of investing in the Portfolio. The Portfolio may invest up to 25% of its assets in derivatives.

Principal Risks	Principal Risks
●  Currency Risk
●  Depositary Receipts Risk
●  Emerging Markets Risk
●  Equity Risk
●  Foreign Securities Risk
●  Geographic Risk
●  Investment Style Risk
●  Large-Cap Company Risk
●  Mid-Cap and Small-Cap Company Risk
●  Portfolio Turnover Risk

●  Cash Management Risk
●  Currency Risk
●  Custom Benchmark Risk
●  Derivatives Risk
●  Equity Risk
●  Exchange Traded Funds Risk
●  Foreign Securities Risk
●  Futures Contract Risk
●  Index Strategy Risk
●  Large-Cap Company Risk
●  Leveraging Risk
●  Mid-Cap and Small-Cap Company Risk
●  Short Position Risk
●  Volatility Management Risk

As the comparison demonstrates, the Removed and Replacement Portfolios invest in the same asset class with investment management oversight by the same investment

 Page 28 of a total of 176 pages

adviser.  In addition, both Portfolios pursue substantially similar investment objectives, employing substantially similar principal investment strategies entailing substantially similar principal risks.  Therefore, the Section 26 Applicants believe that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.
Both the Removed Portfolio and the Replacement Portfolio seek capital appreciation as a primary component of their investment objectives and invest primarily in foreign equity securities, including growth stocks.  The primary difference between the Portfolios is that the Removed Portfolio is subadvised by a single subadviser actively managing the Portfolio, as compared to the Replacement Portfolio’s more diverse approach, relying on a combination of active and passive management and emphasizing risk-adjusted returns.  The Section 26 Applicants believe that the Replacement Portfolio’s use of passive management for a portion of the Portfolio and its emphasis on risk-adjusted returns offers greater diversification and potentially less risk to investors.  Another difference between the Portfolios is that the Removed Portfolio invests primarily in equity securities of growth companies, while the Replacement Portfolio generally follows a core investing approach under which the Portfolio invests in both growth-oriented and value-oriented companies.  However, the Section 26 Applicants do not believe that this is a significant difference between the Portfolios because the Active Allocated Portion of the Replacement Portfolio utilizes a growth investment strategy, and the MSCI Index that is utilized for the Index Allocated Portion of the Replacement Portfolio consists of a combination of growth and value stocks, which ensures that investors in the Removed Portfolio will continue to have significant exposure to growth-oriented investments after the Substitution.  Through its active management allocation, the Replacement Portfolio

 Page 29 of a total of 176 pages

pursues similar strategies as the Removed Portfolio, but the Replacement Portfolio also gains the benefits of diversification and broader asset class exposure by utilizing an index strategy for a portion of the Portfolio and investing in ETFs.  The differences in the principal risks of the Portfolios are attributable primarily to the Replacement Portfolio’s use of a passive management strategy for a portion of the Portfolio and its emphasis on risk-adjusted returns.  The Section 26 Applicants believe that the Replacement Portfolio’s use of these strategies and techniques offer greater diversification and potentially less risk to investors.  Accordingly, the Section 26 Applicants believe that the proposed Substitution would be beneficial to Contract owners because it would provide continuity in asset class, investment manager, investment objective and principal investment strategies, while offering great diversification and potentially reducing risk.
b.	Fees, Expenses and Assets of the Portfolios
As of December 31, 2011, the assets of the Replacement Portfolio, EQ/International Core PLUS Portfolio, were approximately $1.1 billion, while the assets of the Removed Portfolio, EQ/MFS International Growth Portfolio, were approximately $1.1 billion.  Both the Removed Portfolio and the Replacement Portfolio offer Class IA and Class IB shares, which will be involved in the proposed Substitution.  Each class of shares of the Replacement Portfolio will be substituted for the corresponding class of shares of the Removed Portfolio.  Below is a table comparing the fees and expenses of the Removed Portfolio and the Replacement Portfolio.

 Page 30 of a total of 176 pages

(as of 12/31/11)	Removed Portfolio		Replacement Portfolio
	EQ/MFS International Growth Portfolio		EQ/International Core PLUS Portfolio
Share Class	IA16	IB	IA16	IB
Management Fee	0.85%	0.85%	0.60%	0.60%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%	0.25%	0.25%
Other Expenses	0.15%	0.15%	0.18%	0.18%
Total Annual Portfolio Operating Expenses	1.25%	1.25%	1.03%	1.03%

For the fiscal year ended December 31, 2011, the combined management fee plus 12b-1 fee of the Replacement Portfolio was lower than that of the Removed Portfolio.  In addition, the total annual operating expense ratio of the Replacement Portfolio was lower than that of the Removed Portfolio.  Furthermore, it is anticipated that both the Replacement Portfolio’s combined management fee plus 12b-1 fee and total annual operating expense ratio will be lower than those of the Removed Portfolio immediately after the Substitution.  Accordingly, the Substitution will benefit Contract owners with Contract value allocated to the Removed Portfolio by lowering the annual operating expense ratio.
    c.           Performance of the Portfolios
The chart below compares the average annual total returns for the Class IA and Class IB shares of the Removed Portfolio and the Replacement Portfolio for the one-year, five-years and ten-year periods ended December 31, 2011.  While the Removed Portfolio has outperformed the Replacement Portfolio over the one-year and five-year periods, the performance of the Removed and Replacement Portfolio over ten-year period has been

16      Expenses have been restated to reflect current fees.

 Page 31 of a total of 176 pages

comparable.  In addition, the Replacement Portfolio’s performance generally has been comparable to that of its benchmark index.

Portfolio	1 Year	5 Years	10 Years
Removed Portfolio EQ/MFS International Growth Portfolio (Class IA)*	-10.49%	-0.29%	4.50%
Removed Portfolio EQ/MFS International Growth Portfolio (Class IB)	-10.70%	-0.45%	4.42%
MSCI ACW ex US Growth Index	-14.21%	-2.17%	5.60%
Replacement Portfolio EQ/International Core PLUS Portfolio (Class IA)*	-16.73%	-4.60%	3.64%
Replacement Portfolio EQ/International Core PLUS Portfolio (Class IB)	-16.92%	-4.84%	3.39%
MSCI EAFE Index	-12.14%	-4.72%	4.67%
*	Class IA Shares of both the Removed Portfolio and the Replacement Portfolio did not pay 12b-1 fees prior to January 1, 2012

3.	Substitution 3 – Shares of EQ/International Core PLUS Portfolio for shares of Multimanager International Equity Portfolio

a.	Investment Advisers, Investment Objectives, Principal Investment Strategies and Principal Risks

Removed Portfolio	Replacement Portfolio
Multimanager International Equity Portfolio	EQ/International Core PLUS Portfolio
Investment Adviser (Subadviser)	Investment Adviser (Subadviser)
FMG BRIM EARNEST Partners LLC J.P. Morgan Investment Management Inc. (“JPMIM”)	FMG WHV Investment Management and its affiliate Hirayama Investments, LLC BRIM

 Page 32 of a total of 176 pages

Marsico Capital Management, LLC (“Marsico”)
Investment Objective	Investment Objective
Seeks to achieve long-term growth of capital with an emphasis on risk-adjusted returns and managing volatility in the Portfolio.	Seeks to achieve long-term growth of capital with an emphasis on risk-adjusted returns and managing volatility in the Portfolio.
Principal Investment Strategies	Principal Investment Strategies
Under normal circumstances, the Portfolio intends to invest at least 80% of its net assets in equity securities, including at least 65% of its total assets in equity securities of foreign companies, including those in developing economies. The Portfolio may invest in issuers of any size. The Portfolio intends to invest primarily in common stocks, but it may also invest in other equity securities that the sub-advisers believe provide opportunities for capital growth.

FMG will generally allocate the Portfolio’s assets among three or more sub-advisers. Under normal circumstances, the Manager anticipates allocating approximately 50% of the Portfolio’s net assets to an Index Allocated Portion and the remaining 50% of net assets among Active Allocated Portions.

 The Index Allocated Portion of the Portfolio seeks to track the performance  of the MSCI EAFE Index.

FMG also may utilize futures and options, such as exchange-traded futures and options contracts on securities indices, to manage equity exposure. When market volatility is increasing above specific thresholds set for the Portfolio, the Manager may limit equity exposure either by reducing investments in securities, shorting or selling long futures and options positions on an index, increasing cash levels, and/or shorting an index, which is intended to reduce the overall risk of investing in the Portfolio. The Portfolio may invest up to 25% of its assets in derivatives.

Each Active Allocated Portion invests primarily in equity securities of foreign companies that have good prospects for future growth. Other factors, such as country and regional factors, are considered by the sub-advisers.

The Portfolio invests primarily in foreign equity securities. The Portfolio’s assets normally are allocated among three investment managers: an Active Allocated Portion; an Index Allocated Portion; and an ETF Allocated Portion, investing in ETFs that meet the investment criteria of the Portfolio as a whole. Under normal circumstances, the Active Allocated Portion consists of approximately 30% of the Portfolio’s net assets, the Index Allocated Portion consists of approximately 60% of the Portfolio’s net assets and the ETF Allocated Portion consists of approximately 10% of the Portfolio’s net assets.

The Active Allocated Portion primarily invests in common stocks, but it also may invest in other equity securities that the Adviser believes provide opportunities for capital appreciation. The Active Allocated Portion may invest in companies of any size and generally diversifies its investments among a number of different foreign markets, including developing markets. The Active Allocated Portion also may invest in U.S. securities.

In choosing investments for the Active Allocated Portion, the Adviser utilizes a top-down sector-oriented approach. The Adviser seeks to invest in growth stocks. The Adviser utilizes a bottom-up stock selection process rooted in fundamental research and looks for companies with superior business models.

The Index Allocated Portion of the Portfolio seeks to track the performance of the MSCI EAFE Index.

FMG also may utilize futures and options, such as exchange-traded futures and options contracts on securities indices, to manage equity exposure. When market volatility is increasing above specific thresholds set for the Portfolio, the Manager may limit equity exposure either by reducing investments in securities, shorting or selling long futures and options positions on an index, increasing cash levels, and/or shorting an index, which is intended to reduce the overall risk of investing in the Portfolio. The Portfolio may invest up to 25% of its assets in derivatives.

 Page 33 of a total of 176 pages

Principal Risks	Principal Risks
●  Cash Management Risk
●  Currency Risk
●  Custom Benchmark Risk
●  Derivatives Risk
●  Emerging Markets Risk
●  Equity Risk
●  Foreign Securities Risk
●  Futures Contract Risk
●  Index Strategy Risk
●  Large-Cap Company Risk
●  Leverage Risk
●  Mid-Cap and Small-Cap Company Risk
●  Short Position Risk
●  Volatility Management Risk

●  Cash Management Risk
●  Currency Risk
●  Custom Benchmark Risk
●  Derivatives Risk
●  Equity Risk
●  Exchange Traded Funds Risk
●  Foreign Securities Risk
●  Futures Contract Risk
●  Index Strategy Risk
●  Large-Cap Company Risk
●  Leveraging Risk
●  Mid-Cap and Small-Cap Company Risk
●  Short Position Risk
●  Volatility Management Risk

As the comparison demonstrates, the Removed and Replacement Portfolios invest in the same asset class with investment management oversight by the same investment adviser.  In addition, both Portfolios pursue identical investment objectives, employing substantially similar principal investment strategies entailing substantially similar principal risks.  The Section 26 Applicants believe that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.  Accordingly, the Section 26 Applicants believe that the proposed Substitution would be beneficial to Contract owners because it would provide continuity in asset class, investment manager, investment objective, and principal investment strategies and risks.

 Page 34 of a total of 176 pages

          b.   Fees, Expenses and Assets of the Portfolios
As of December 31, 2011, the assets of the Replacement Portfolio, EQ/International Core PLUS Portfolio, were approximately $1.1 billion, while the assets of the Removed Portfolio, Multimanager International Equity Portfolio, were approximately $736.0 million.  The Removed Portfolio offers Class A and Class B shares and the Replacement Portfolio offers Class IA and Class IB shares, which will be involved in the proposed Substitution.  Class IA shares of the Replacement Portfolio will be substituted for Class A shares of the Removed Portfolio and Class IB shares of the Replacement Portfolio will be substituted for Class B shares of the Removed Portfolio.  Below is a table comparing the fees and expenses of the Removed Portfolio and the Replacement Portfolio.

(as of 12/31/11)	Removed Portfolio		Replacement Portfolio
	Multimanager International Equity Portfolio		EQ/International Core PLUS Portfolio
Share Class	A17	B	IA17	IB
Management Fee	0.84%	0.84%	0.60%	0.60%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%	0.25%	0.25%
Other Expenses	0.20%	0.20%	0.18%	0.18%
Total Annual Portfolio Operating Expenses	1.29%	1.29%	1.03%	1.03%

For the fiscal year ended December 31, 2011, the combined management fee plus 12b-1 fee of the Replacement Portfolio was lower than that of the Removed Portfolio.  In addition, the total annual operating expense ratio of the Replacement Portfolio was lower than that of the Removed Portfolio.  Furthermore, it is anticipated that both the

17      Expenses have been restated to reflect current fees.

 Page 35 of a total of 176 pages

Replacement Portfolio’s combined management fee plus 12b-1 fee and total annual operating expense ratio will be lower than those of the Removed Portfolio immediately after the Substitution.  Accordingly, the Substitution will benefit Contract owners with Contract value allocated to the Removed Portfolio by lowering the annual operating expense ratio.

c.	Performance of the Portfolios

The chart below compares the average annual total returns for the Class A and Class B shares of the Removed Portfolio and the Class IA and Class IB shares of the Replacement Portfolio for the one-year, five-years and ten-year periods ended December 31, 2011.  While the Removed Portfolio has outperformed the Replacement Portfolio over the five-year period, the Replacement Portfolio has outperformed the Removed Portfolio over the one-year and ten-year periods.

Portfolio	1 Year	5 Years	10 Years
Removed Portfolio Multimanager International Equity Portfolio (Class A)*	-17.84%	-7.30%	2.30%
Removed Portfolio Multimanager International Equity Portfolio (Class B)	-17.99%	-7.53%	2.06%
MSCI EAFE Index	-12.14%	-4.72%	4.67%
Replacement Portfolio EQ/International Core PLUS Portfolio (Class IA)*	-16.73%	-4.60%	3.64%
Replacement Portfolio EQ/International Core PLUS Portfolio (Class IB)	-16.92%	-4.84%	3.39%
MSCI EAFE Index	-12.14%	-4.72%	4.67%
*	Class A Shares of the Removed Portfolio and Class IA Shares of the Replacement Portfolio did not pay 12b-1 fees prior to January 1, 2012.

 Page 36 of a total of 176 pages

4.	Substitution 4 – Shares of EQ/Large Cap Core PLUS Portfolio for shares of EQ/Capital Guardian Research Portfolio

a.	Investment Advisers, Investment Objectives, Principal Investment Strategies and Principal Risks

Removed Portfolio	Replacement Portfolio
EQ/Capital Guardian Research Portfolio	EQ/Large Cap Core PLUS Portfolio
Investment Adviser (Subadviser)	Investment Adviser (Subadviser)
FMG Capital Guardian Trust Company (“Capital Guardian”)	FMG Institutional Capital LLC BRIM
Investment Objective	Investment Objective
Seeks to achieve long-term growth of capital.	Seeks to achieve long-term growth of capital with an emphasis on risk-adjusted returns and managing volatility in the Portfolio.
Principal Investment Strategies	Principal Investment Strategies
The Portfolio invests primarily in equity securities of United States issuers and securities whose principal markets are in the United States, including American Depositary Receipts and other United States registered foreign securities. The Portfolio invests primarily in common stocks of companies with a market capitalization greater than $1 billion at the time of purchase. The Portfolio seeks to achieve long-term growth of capital through investments in a portfolio comprised primarily of equity securities; the Adviser seeks to invest in stocks whose prices are not excessive relative to book value, or in companies whose asset values are understated.

The Portfolio may invest up to 15% of its total assets, at the time of purchase, in securities of issuers domiciled outside the United States and not included in the S&P 500 Index (i.e., foreign securities).

Under normal circumstances, the Portfolio intends to invest at least 80% of its net assets in securities of large-cap companies. Large-cap companies mean those companies with market capitalizations within the range of at least one of the following indices at the time of purchase: S&P 500 Index (“S&P 500”) (market capitalization range of approximately $1.6 billion - $406.3 billion as of December 31, 2011), S&P 100 Index (market capitalization range of approximately $7.0 billion - $406.3 billion as of December 31, 2011), Russell 1000 Index (market capitalization range of approximately $117.3 million - $406.3 billion as of December 31, 2011), Morningstar Large Core Index (market capitalization range of approximately $2.7 billion - $218.4 billion), NYSE 100 Index (market capitalization $20.4 billion - $406.3 billion as of December 31, 2011).

The Portfolio’s assets normally are allocated among three investment managers: an Active Allocated Portion; an Index Allocated Portion; and an ETF Allocated Portion. Under normal circumstances, the Active Allocated Portion consists of approximately

 Page 37 of a total of 176 pages

30% of the Portfolio’s net assets, the Index Allocated Portion consists of approximately 60% of the Portfolio’s net assets and the ETF Allocated Portion consists of approximately 10% of the Portfolio’s net assets, invested in ETFs that meet the investment criteria of the Portfolio as a whole.

The Active Allocated Portion primarily invests in common stocks and may invest up to 20% of its total assets in securities of foreign issuers, including those in developing markets. The Active Allocated Portion may also engage in active and frequent trading to achieve the Portfolio’s investment objective. In choosing investments for the Active Allocated Portion, the Adviser seeks to find underpriced large-capitalization securities. The Adviser utilizes a concentrated strategy that focuses on 25-30 stocks.

The Index Allocated Portion of the Portfolio seeks to track the performance of the S&P 500 Index.

FMG also may utilize futures and options, such as exchange-traded futures and options contracts on securities indices, to manage equity exposure. When market volatility is increasing above specific thresholds set for the Portfolio, the Manager may limit equity exposure either by reducing investments in securities, shorting or selling long futures and options positions on an index, increasing cash levels, and/or shorting an index, which is intended to reduce the overall risk of investing in the Portfolio. The Portfolio may invest up to 25% of its assets in derivatives.

Principal Risks	Principal Risks
● Currency Risk ● Depositary Receipts Risk ● Equity Risk ● Foreign Securities Risk ● Large-Cap Company Risk ● Mid-Cap and Small-Cap Company Risk	● Cash Management Risk ● Currency Risk ● Custom Benchmark Risk ● Derivatives Risk ● Emerging Markets Risk ● Equity Risk ● Exchange Traded Funds Risk ● Foreign Securities Risk ● Futures Contract Risk

 Page 38 of a total of 176 pages

● Index Strategy Risk ● Large-Cap Company Risk ● Leveraging Risk ● Portfolio Turnover Risk ● Short Position Risk ● Volatility Management Risk

As the comparison demonstrates, the Removed and Replacement Portfolios invest in the same asset class with investment management oversight by the same investment adviser.  In addition, both Portfolios pursue substantially similar investment objectives, employing substantially similar principal investment strategies entailing substantially similar principal risks.  Therefore, the Section 26 Applicants believe that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.
Both the Removed Portfolio and the Replacement Portfolio seek capital appreciation as a primary component of their investment objectives and invest primarily in the equity securities of large capitalization companies.  The primary difference between the Portfolios is that the Removed Portfolio is subadvised by a single subadviser actively managing the Portfolio, as compared to the Replacement Portfolio’s more diverse approach, relying on a combination of active and passive management and emphasizing risk-adjusted returns.  Through its active management allocation, the Replacement Portfolio pursues similar strategies as the Removed Portfolio, but the Replacement Portfolio also offers the benefits of diversification and broader asset class exposure by utilizing an index strategy for a portion of the Portfolio and investing in ETFs.
 Page 39 of a total of 176 pages

The differences in the principal risks of the Portfolios are attributable primarily to the Replacement Portfolio’s use of a passive management strategy for a portion of the Portfolio and its emphasis on risk-adjusted returns.  The Section 26 Applicants believe that the Replacement Portfolio’s use of these strategies and techniques offer greater diversification and potentially less risk to investors.  Accordingly, the Section 26 Applicants believe that the proposed Substitution would be beneficial to Contract owners because it would provide continuity in asset class, investment manager, investment objective and principal investment strategies, while offering greater diversification and potentially reducing risk.

        b.   Fees, Expenses and Assets of the Portfolios

As of December 31, 2011, the assets of the Replacement Portfolio, EQ/Large Cap Core PLUS Portfolio, were approximately $557.1 million, while the assets of the Removed Portfolio, EQ/Capital Guardian Research Portfolio, were approximately $1.1 billion.  Both the Removed Portfolio and the Replacement Portfolio offer Class IA and Class IB shares, which will be involved in the proposed Substitution.  Each class of shares of the Replacement Portfolio will be substituted for the corresponding class of shares of the Removed Portfolio.  Below is a table comparing the fees and expenses of the Removed Portfolio and the Replacement Portfolio.

 Page 40 of a total of 176 pages

(as of 12/31/11)	Removed Portfolio		Replacement Portfolio
	EQ/Capital Guardian Research Portfolio		EQ/Large Cap Core PLUS Portfolio
Share Class	IA18	IB	IA18	IB
Management Fee	0.64%	0.64%	0.50%	0.50%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%	0.25%	0.25%
Other Expenses	0.13%	0.13%	0.20%	0.20%
Acquired Fund Fees and Expenses	NA	NA	0.02%	0.02%
Total Annual Portfolio Operating Expenses	1.02%	1.02%	0.97%	0.97%
Fee Waiver/Expense Reimbursement	-0.05%19	-0.05%19	0.00%	0.00%
Total – After Fee Waiver/Expense Reimbursement	0.97%	0.97%	0.97%	0.97%

For the fiscal year ended December 31, 2011, the combined management fee plus 12b-1 fee of the Replacement Portfolio was lower than that of the Removed Portfolio.  In addition, the total annual operating expense ratio of the Replacement Portfolio was the same as  that of the Removed Portfolio.  Furthermore, it is anticipated that both the Replacement Portfolio’s combined management fee plus 12b-1 fee will be lower than those of the Removed Portfolio immediately after the Substitution, and that the Replacement Portfolio's total annual operating expense

18      Expenses have been restated to reflect current fees.

19      Pursuant to a contract, FMG has agreed to make payments or waive its management, administrative and other fees to limit the expenses of the Portfolio through April 30, 2013 (unless the Board of Trustees consents to an earlier revision or termination of this arrangement) (“Expense Limitation Arrangement”) so that the annual operating expenses of the Portfolio (exclusive of taxes, interest, brokerage commissions, capitalized expenses, fees and expenses of other investment companies in which the Portfolio invests, dividend and interest expenses on securities sold short, and extraordinary expenses) do not exceed an annual rate of average daily net assets of 0.97% for Class IA and IB shares of the Portfolio. The Expense Limitation Arrangement may be terminated by AXA Equitable Funds Management Group, LLC at any time after April 30, 2013.

 Page 41 of a total of 176 pages

ratio will be no higher than that of the Removed Portfolio immediately after the Substitution.  Accordingly, the Substitution will protect Contract owners with Contract value allocated to the Removed Portfolio by ensuring that the Replacement Portfolio's total annual operating expense ratio will be no higher than that of the Removed Portfolio immediately after the Substitution.
        c.   Performance of the Portfolios
The chart below compares the average annual total returns for the Class IA and Class IB shares of the Removed Portfolio and the Replacement Portfolio for the one-year, five-years and ten-year periods ended December 31, 2011.  While the Removed Portfolio outperformed the Replacement Portfolio over the one-year period, the performance of the Removed and Replacement Portfolio over the five-year and ten-year periods has been comparable.

Portfolio	1 Year	5 Years	10 Years
Removed Portfolio EQ/Capital Guardian Research Portfolio (Class IA)*	4.27%	-0.35%	2.63%
Removed Portfolio EQ/Capital Guardian Research Portfolio (Class IB)	4.00%	-0.58%	2.41%
S&P 500 Index	2.11%	-0.25%	2.92%
Replacement Portfolio EQ/Large Cap Core PLUS Portfolio (Class IA)	-4.00%	-1.81%	1.84%
Replacement Portfolio EQ/Large Cap Core PLUS Portfolio (Class IB)*	-4.24%	-2.09%	1.58%
S&P 500 Index	2.11%	-0.25%	2.92%
*	Class IA Shares of both the Removed Portfolio and the Replacement Portfolio did not pay 12b-1 fees prior to January 1, 2012.

 Page 42 of a total of 176 pages

5.        Substitution 5 – Shares of EQ/Large Cap Core PLUS Portfolio for shares of EQ/Davis New York Venture Portfolio

a.	Investment Advisers, Investment Objectives, Principal Investment Strategies and Principal Risks

Removed Portfolio	Replacement Portfolio
EQ/Davis New York Venture Portfolio	EQ/Large Cap Core PLUS Portfolio
Investment Adviser (Subadviser)	Investment Adviser (Subadviser)
FMG Davis Selected Advisers, L.P.	FMG Institutional Capital LLC BRIM
Investment Objective	Investment Objective
Seeks to achieve long-term growth of capital.	Seeks to achieve long-term growth of capital with an emphasis on risk-adjusted returns and managing volatility in the Portfolio.
Principal Investment Strategies	Principal Investment Strategies
Under normal circumstances, the Portfolio invests a majority of its assets in equity securities issued by large-cap companies with market capitalizations of at least $10 billion. The Portfolio also has the flexibility to invest in companies whose shares may be subject to controversy and in foreign securities, including depositary receipts. The Portfolio also may invest a significant portion of its assets in the financial services sector.

The Adviser conducts extensive research to identify well managed companies with durable business models that are attractive to the Adviser based on its assessment of a company’s worth.

The Portfolio also may invest in a company when it becomes the center of controversy due to adverse media attention. The company may be involved in litigation, the company’s financial reports or corporate governance may be challenged, the company’s annual report may disclose a weakness in internal controls, investors may question the company’s published financial reports, greater government regulation may be contemplated or other adverse events may threaten the company’s future.

Under normal circumstances, the Portfolio intends to invest at least 80% of its net assets in securities of large-cap companies. Large-cap companies mean those companies with market capitalizations within the range of at least one of the following large cap indices at the time of purchase: S&P 500 Index, S&P 100 Index, Russell 1000 Index, Morningstar Large Core Index, NYSE 100 Index.

The Portfolio’s assets normally are allocated among three investment managers: an Active Allocated Portion; an Index Allocated Portion; and an ETF Allocated Portion. Under normal circumstances, the Active Allocated Portion consists of approximately 30% of the Portfolio’s net assets, the Index Allocated Portion consists of approximately 60% of the Portfolio’s net assets and the ETF Allocated Portion consists of approximately 10% of the Portfolio’s net assets, invested in ETFs that meet the investment criteria of the Portfolio as a whole.

The Active Allocated Portion primarily invests in common stocks and may invest up to 20% of its total assets in securities of foreign issuers, including those in developing markets. The Active Allocated Portion may also engage in active and frequent trading to achieve the Portfolio’s investment objective. In choosing investments for the Active

 Page 43 of a total of 176 pages

Allocated Portion, the Adviser seeks to find underpriced large-capitalization securities. The Adviser utilizes a concentrated strategy that focuses on 25-30 stocks.

The Index Allocated Portion of the Portfolio seeks to track the performance of the S&P 500 Index.

FMG also may utilize futures and options, such as exchange-traded futures and options contracts on securities indices, to manage equity exposure. When market volatility is increasing above specific thresholds set for the Portfolio, the Manager may limit equity exposure either by reducing investments in securities, shorting or selling long futures and options positions on an index, increasing cash levels, and/or shorting an index, which is intended to reduce the overall risk of investing in the Portfolio. The Portfolio may invest up to 25% of its assets in derivatives.

Principal Risks	Principal Risks
● Currency Risk ● Depositary Receipts Risk ● Equity Risk ● Financial Services Sector Risk ● Foreign Securities Risk ● Headline Risk ● Large-Cap Company Risk ● Special Situations Risk
●  Cash Management Risk
●  Currency Risk
●  Custom Benchmark Risk
●  Derivatives Risk
●  Emerging Markets Risk
●  Equity Risk
●  Exchange Traded Funds Risk
●  Foreign Securities Risk
●  Futures Contract Risk
●  Index Strategy Risk
●  Large-Cap Company Risk
●  Leveraging Risk
●  Portfolio Turnover Risk
●  Short Position Risk
●  Volatility Management Risk

 Page 44 of a total of 176 pages

As the comparison demonstrates, the Removed and Replacement Portfolios invest in the same asset class with investment management oversight by the same investment adviser.  In addition, both Portfolios pursue substantially similar investment objectives, employing substantially similar principal investment strategies entailing substantially similar principal risks.  Therefore, the Section 26 Applicants believe that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.
Both the Removed Portfolio and the Replacement Portfolio seek capital appreciation as a primary component of their investment objectives and invest primarily in the equity securities of large capitalization companies.  The primary difference between the Portfolios is that the Removed Portfolio is subadvised by a single subadviser actively managing the Portfolio, as compared to the Replacement Portfolio’s more diverse approach, relying on a combination of active and passive management and emphasizing risk-adjusted returns.  The differences in the principal risks of the Portfolios are attributable primarily to the Replacement Portfolio’s use of a passive management strategy for a portion of the Portfolio and its emphasis on risk-adjusted returns.  Through its active management allocation, the Replacement Portfolio pursues similar strategies as the Removed Portfolio, but the Replacement Portfolio also offers the benefits of diversification and broader asset class exposure by utilizing an index strategy for a portion of the Portfolio and investing in ETFs.  The Section 26 Applicants believe that the Replacement Portfolio’s use of these strategies and techniques offer greater diversification and potentially less risk to investors.  Accordingly, the Section 26 Applicants believe that the proposed Substitution

 Page 45 of a total of 176 pages

would be beneficial to Contract owners because it provides continuity in asset class, investment manager, investment objective and principal investment strategies, while offering greater diversification and potentially reducing risk.
          b.   Fees, Expenses and Assets of the Portfolios
As of December 31, 2011, the assets of the Replacement Portfolio, EQ/Large Cap Core PLUS Portfolio, were approximately $557.1 million, while the assets of the Removed Portfolio, EQ/Davis New York Venture Portfolio, were approximately $386.8 million.  Both the Removed Portfolio and the Replacement Portfolio offer Class IA and Class IB shares, which will be involved in the proposed Substitution.  Each class of shares of the Replacement Portfolio will be substituted for the corresponding class of shares of the Removed Portfolio.  Below is a table comparing the fees and expenses of the Removed Portfolio and the Replacement Portfolio.

(as of 12/31/11)	Removed Portfolio		Replacement Portfolio
	EQ/Davis New York Venture Portfolio		EQ/Large Cap Core PLUS Portfolio
Share Class	IA20	IB	IA20	IB
Management Fee	0.85%	0.85%	0.50%	0.50%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%	0.25%	0.25%
Other Expenses	0.14%	0.14%	0.20%	0.20%
Acquired Fund Fees and Expenses	NA	NA	0.02%	0.02%
Total Annual Portfolio Operating Expenses	1.24%	1.24%	0.97%	0.97%

For the fiscal year ended December 31, 2011, the combined management fee plus 12b-1 fee of the Replacement Portfolio was lower than that of the Removed Portfolio.  In

20      Expenses have been restated to reflect current fees.

 Page 46 of a total of 176 pages

addition, the total annual operating expense ratio of the Replacement Portfolio was lower than that of the Removed Portfolio.  Furthermore, it is anticipated that both the Replacement Portfolio’s combined management fee plus 12b-1 fee and total annual operating expense ratio will be lower than those of the Removed Portfolio immediately after the Substitution.  Accordingly, the Substitution will benefit Contract owners with Contract value allocated to the Removed Portfolio by lowering the annual operating expense ratio.

c.	Performance of the Portfolios

The chart below compares the average annual total returns for the Class IA and Class IB shares of the Removed Portfolio and the Replacement Portfolio for the one-year, five-years and ten-year periods (since inception for the Removed Portfolio) ended December 31, 2011.  The performance of the Removed and Replacement Portfolio over the one-year and five-year periods is comparable.  In addition, while a comparison over the ten-year period cannot be made, the Replacement Portfolio’s performance over the ten-year period is comparable to that of its benchmark index.

 Page 47 of a total of 176 pages

Portfolio	1 Year	5 Years	10 Years/Since Inception*
Removed Portfolio EQ/Davis New York Venture Portfolio (Class IA)**	-4.37%	-2.01%	-0.41%
Removed Portfolio EQ/Davis New York Venture Portfolio (Class IB)	-4.61%	-2.26%	-0.66%
S&P 500 Index	2.11%	-0.25%	1.47%
Replacement Portfolio EQ/Large Cap Core PLUS Portfolio (Class IA)**	-4.00%	-1.81%	1.84%
Replacement Portfolio EQ/Large Cap Core PLUS Portfolio (Class IB)	-4.24%	-2.09%	1.58%
S&P 500 Index	2.11%	-0.25%	2.92%
* **	The Removed Portfolio commenced operations August 31, 2006. Class IA Shares of both the Removed Portfolio and the Replacement Portfolio did not pay 12b-1 fees prior to January 1, 2012.

6.	Substitution 6 – Shares of EQ/Large Cap Core PLUS Portfolio for shares of EQ/Lord Abbett Large Cap Core Portfolio

a.	Investment Advisers, Investment Objectives, Principal Investment Strategies and Principal Risks

Removed Portfolio	Replacement Portfolio
EQ/Lord Abbett Large Cap Core Portfolio	EQ/Large Cap Core PLUS Portfolio
Investment Adviser (Subadviser)	Investment Adviser (Subadviser)
FMG Lord, Abbett & Co. LLC	FMG Institutional Capital LLC BRIM
Investment Objective	Investment Objective
Seeks to achieve capital appreciation and growth of income with reasonable risk.	Seeks to achieve long-term growth of capital with an emphasis on risk-adjusted returns and managing volatility in the Portfolio.
Principal Investment Strategies	Principal Investment Strategies

 Page 48 of a total of 176 pages

Under normal circumstances, the Portfolio invests at least 80% of its net assets in equity securities of large, seasoned U.S. and multinational companies. A large company is defined as a company having a market capitalization at the time of purchase that falls within the market capitalization range of companies in the Russell 1000 Index.

The Portfolio may invest, without limit, in American Depositary Receipts and similar depositary receipts. The Portfolio limits its investments in foreign securities that are primarily traded outside of the U.S. to 10% of its net assets.

The Adviser invests in the full spectrum of large companies, including those with value or growth characteristics. In selecting investments, the Adviser uses a bottom-up investment research approach that combines both value and growth investment styles.

Under normal circumstances, the Portfolio intends to invest at least 80% of its net assets in securities of large-cap companies. Large-cap companies mean those companies with market capitalizations within the range of at least one of the following large cap indices at the time of purchase: S&P 500 Index, S&P 100 Index, Russell 1000 Index, Morningstar Large Core Index, NYSE 100 Index.

The Portfolio’s assets normally are allocated among three investment managers: an Active Allocated Portion; an Index Allocated Portion; and an ETF Allocated Portion. Under normal circumstances, the Active Allocated Portion consists of approximately 30% of the Portfolio’s net assets, the Index Allocated Portion consists of approximately 60% of the Portfolio’s net assets and the ETF Allocated Portion consists of approximately 10% of the Portfolio’s net assets, invested in ETFs that meet the investment criteria of the Portfolio as a whole.

The Active Allocated Portion primarily invests in common stocks and may invest up to 20% of its total assets in securities of foreign issuers, including those in developing markets. The Active Allocated Portion may also engage in active and frequent trading to achieve the Portfolio’s investment objective. In choosing investments for the Active Allocated Portion, the Adviser seeks to find underpriced large-capitalization securities. The Adviser utilizes a concentrated strategy that focuses on 25-30 stocks.

The Index Allocated Portion of the Portfolio seeks to track the performance of the S&P 500 Index.

FMG also may utilize futures and options, such as exchange-traded futures and options contracts on securities indices, to manage equity exposure. When market volatility is increasing above specific thresholds set for the Portfolio, the Manager may limit equity exposure either by reducing investments in securities, shorting or selling long futures and options positions on an index, increasing cash levels, and/or shorting an index, which is intended to reduce the overall risk of investing in the Portfolio. The Portfolio may invest up to 25% of its assets in derivatives.

Principal Risks	Principal Risks
● Currency Risk ● Depositary Receipts Risk	● Cash Management Risk ● Currency Risk

 Page 49 of a total of 176 pages

● Equity Risk ● Foreign Securities Risk ● Large-Cap Company Risk
●  Custom Benchmark Risk
●  Derivatives Risk
●  Emerging Markets Risk
●  Equity Risk
●  Exchange Traded Funds Risk
●  Foreign Securities Risk
●  Futures Contract Risk
●  Index Strategy Risk
●  Large-Cap Company Risk
●  Leveraging Risk
●  Portfolio Turnover Risk
●  Short Position Risk
●  Volatility Management Risk

As the comparison demonstrates, the Removed and Replacement Portfolios invest in the same asset class with investment management oversight by the same investment adviser.  In addition, both Portfolios pursue substantially similar investment objectives, employing substantially similar principal investment strategies entailing substantially similar principal risks.  Therefore, the Section 26 Applicants believe that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.
Both the Removed Portfolio and the Replacement Portfolio seek capital appreciation as a primary component of their investment objectives and invest primarily in the equity securities of large capitalization companies.  The primary difference between the Portfolios is that the Removed Portfolio is subadvised by a single subadviser

 Page 50 of a total of 176 pages

actively managing the Portfolio, as compared to the Replacement Portfolio’s more diverse approach, relying on a combination of active and passive management and emphasizing risk-adjusted returns.  The differences in the principal risks of the Portfolios are attributable primarily to the Replacement Portfolio’s use of a passive management strategy for a portion of the Portfolio and its emphasis on risk-adjusted returns.  Through its active management allocation, the Replacement Portfolio pursues similar strategies as the Removed Portfolio, but the Replacement Portfolio also offers the benefits of diversification and broader asset class exposure by utilizing an index strategy for a portion of the Portfolio and investing in ETFs.  The Section 26 Applicants believe that the Replacement Portfolio’s use of these strategies and techniques offer greater diversification and potentially less risk to investors.  Accordingly, the Section 26 Applicants believe that the proposed Substitution would be beneficial to Contract owners because it provides continuity in asset class, investment manager, investment objective and principal investment strategies, while offering greater diversification and potentially reducing risk.
          b.   Fees, Expenses and Assets of the Portfolios
As of December 31, 2011, the assets of the Replacement Portfolio, EQ/Large Cap Core PLUS Portfolio, were approximately $557.1 million, while the assets of the Removed Portfolio, EQ/Lord Abbett Large Cap Core Portfolio, were approximately $249.9 million.  Both the Removed Portfolio and the Replacement Portfolio offer Class IA and Class IB shares which will be involved in the proposed Substitution.  Each class of shares of the Replacement Portfolio will be substituted for the corresponding class of shares of the Removed Portfolio.  Below is a table comparing the fees and expenses of the Removed Portfolio and the Replacement Portfolio.

 Page 51 of a total of 176 pages

(as of 12/31/11)	Removed Portfolio		Replacement Portfolio
	EQ/Lord Abbett Large Cap Core Portfolio		EQ/Large Cap Core PLUS Portfolio
Share Class	IA21	IB	IA21	IB
Management Fee	0.65%	0.65%	0.50%	0.50%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%	0.25%	0.25%
Other Expenses	0.14%	0.14%	0.20%	0.20%
Acquired Fund Fees and Expenses	NA	NA	0.02%	0.02%
Total Annual Portfolio Operating Expenses	1.04%	1.04%	0.97%	0.97%
Fee Waiver/Expense Reimbursement	-0.04%22	-0.04%22	NA	NA
Total – After Fee Waiver/Expense Reimbursement	1.00%	1.00%	0.97%	0.97%

For the fiscal year ended December 31, 2011, the combined management fee plus 12b-1 fee of the Replacement Portfolio was lower than that of the Removed Portfolio.  In addition, the total annual operating expense ratio of the Replacement Portfolio was lower than that of the Removed Portfolio.  Furthermore, it is anticipated that both the Replacement Portfolio’s combined management fee plus 12b-1 fee and total annual operating expense ratio will be lower than those of the Removed Portfolio immediately after the Substitution.  Accordingly, the Substitution will benefit Contract owners with

21      Expenses have been restated to reflect current fees.

22      Pursuant to a contract, FMG has agreed to make payments or waive its management, administrative and other fees to limit the expenses of the Portfolio through April 30, 2013 (unless the Board of Trustees consents to an earlier revision or termination of this arrangement) (“Expense Limitation Arrangement”) so that the annual operating expenses of the Portfolio (exclusive of taxes, interest, brokerage commissions, capitalized expenses, dividend and interest expenses on securities sold short, fees and expenses of other investment companies in which the Portfolio invests and extraordinary expenses) do not exceed an annual rate of average daily net assets of 1.00% for Class IA and IB shares. The Expense Limitation Arrangement may be terminated by FMG at any time after April 30, 2013.

 Page 52 of a total of 176 pages

Contract value allocated to the Removed Portfolio by lowering the annual operating expense ratio.
          c.   Performance of the Portfolios
The chart below compares the average annual total returns for the Class IA and Class IB shares of the Removed Portfolio and the Replacement Portfolio for the one-year, five-years and ten-year periods (since inception for the Removed Portfolio) ended December 31, 2011.  Although the Removed Portfolio outperformed the Replacement Portfolio over the five-year period, the Replacement Portfolio substantially outperformed the Removed Portfolio over the one-year period.  In addition, while a comparison over the ten-year period cannot be made, that the Replacement Portfolio’s performance for the ten-year has been comparable to its benchmark index.

Portfolio	1 Year	5 Years	10 Years/Since Inception*
Removed Portfolio EQ/Lord Abbett Large Cap Core Portfolio (Class IA)**	-8.31%	0.24%	3.14%
Removed Portfolio EQ/Lord Abbett Large Cap Core Portfolio (Class IB)	-8.53%	-0.01%	2.88%
Russell 1000 Index	1.50%	-0.02%	3.68%
Replacement Portfolio EQ/Large Cap Core PLUS Portfolio (Class IA)**	-4.00%	-1.81%	1.84%
Replacement Portfolio EQ/Large Cap Core PLUS Portfolio (Class IB)	-4.24%	-2.09%	1.58%
S&P 500 Index	2.11%	-0.25%	2.92%
* **	The Removed Portfolio commenced operations April 29, 2005. Class IA Shares of both the Removed Portfolio and the Replacement Portfolio did not pay 12b-1 fees prior to January 1, 2012.

 Page 53 of a total of 176 pages

7.	Substitution 7 – Shares of EQ/Large Cap Core PLUS Portfolio for shares of EQ/UBS Growth and Income Portfolio

a.	Investment Advisers, Investment Objectives, Principal Investment Strategies and Principal Risks

Removed Portfolio	Replacement Portfolio
EQ/UBS Growth and Income Portfolio	EQ/Large Cap Core PLUS Portfolio
Investment Adviser (Subadviser)	Investment Adviser (Subadviser)
FMG UBS Global Asset Management (Americas) Inc.	FMG Institutional Capital LLC BRIM
Investment Objective	Investment Objective
Seeks to achieve total return through capital appreciation with income as a secondary consideration.	Seeks to achieve long-term growth of capital with an emphasis on risk-adjusted returns and managing volatility in the Portfolio.
Principal Investment Strategies	Principal Investment Strategies
Under normal circumstances, the Portfolio intends to invest primarily in a broadly diversified group of equity securities of U.S. large capitalization companies that offer the opportunity for capital appreciation and, secondarily, income. For this Portfolio, large capitalization companies include those companies with market capitalization in excess of $5 billion at the time of investment. In seeking income, the Portfolio invests in stocks of dividend-paying companies.

The Adviser utilizes an investment style that focuses on identifying discrepancies between a security’s fundamental value (i.e., the Adviser’s assessment of what the security is worth) and its market price.

Under normal circumstances, the Portfolio intends to invest at least 80% of its net assets in securities of large-cap companies. Large-cap companies mean those companies with market capitalizations within the range of at least one of the following large cap indices at the time of purchase: S&P 500 Index, S&P 100 Index, Russell 1000 Index, Morningstar Large Core Index, NYSE 100 Index.

The Portfolio’s assets normally are allocated among three investment managers: an Active Allocated Portion; an Index Allocated Portion; and an ETF Allocated Portion. Under normal circumstances, the Active Allocated Portion consists of approximately 30% of the Portfolio’s net assets, the Index Allocated Portion consists of approximately 60% of the Portfolio’s net assets and the ETF Allocated Portion consists of approximately 10% of the Portfolio’s net assets, invested in ETFs that meet the investment criteria of the Portfolio as a whole.

The Active Allocated Portion primarily invests in common stocks and may invest up to 20% of its total assets in securities of foreign issuers, including those in developing markets. The Active Allocated Portion may also engage in active and frequent trading to achieve the Portfolio’s investment objective. In choosing investments for the Active

 Page 54 of a total of 176 pages

Allocated Portion, the Adviser seeks to find underpriced large-capitalization securities. The Adviser utilizes a concentrated strategy that focuses on 25-30 stocks.

The Index Allocated Portion of the Portfolio seeks to track the performance of the S&P 500 Index.

FMG also may utilize futures and options, such as exchange-traded futures and options contracts on securities indices, to manage equity exposure. When market volatility is increasing above specific thresholds set for the Portfolio, the Manager may limit equity exposure either by reducing investments in securities, shorting or selling long futures and options positions on an index, increasing cash levels, and/or shorting an index, which is intended to reduce the overall risk of investing in the Portfolio. The Portfolio may invest up to 25% of its assets in derivatives.

Principal Risks	Principal Risks
● Equity Risk ● Large-Cap Company Risk
●  Cash Management Risk
●  Currency Risk
●  Custom Benchmark Risk
●  Derivatives Risk
●  Emerging Markets Risk
●  Equity Risk
●  Exchange Traded Funds Risk
●  Foreign Securities Risk
●  Futures Contract Risk
●  Index Strategy Risk
●  Large-Cap Company Risk
●  Leveraging Risk
●  Portfolio Turnover Risk
●  Short Position Risk
●  Volatility Management Risk

 Page 55 of a total of 176 pages

As the comparison demonstrates, the Removed and Replacement Portfolios invest in the same asset class with investment management oversight by the same investment adviser.  In addition, both Portfolios pursue substantially similar investment objectives, employing substantially similar principal investment strategies entailing substantially similar principal risks.  Therefore, the Section 26 Applicants believe that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.
Both the Removed Portfolio and the Replacement Portfolio seek capital appreciation as a primary component of their investment objectives and invest primarily in the equity securities of large capitalization companies.  The primary difference between the Portfolios is that the Removed Portfolio is subadvised by a single subadviser actively managing the Portfolio, as compared to the Replacement Portfolio’s more diverse approach, relying on a combination of active and passive management and emphasizing risk-adjusted returns.  The differences in the principal risks of the Portfolios are attributable primarily to the Replacement Portfolio’s use of a passive management strategy for a portion of the Portfolio and its emphasis on risk-adjusted returns.  Through its active management allocation, the Replacement Portfolio pursues similar strategies as the Removed Portfolio, but the Replacement Portfolio also offers the benefits of diversification and broader asset class exposure by utilizing an index strategy for a portion of the Portfolio and investing in ETFs.  The Section 26 Applicants believe that the Replacement Portfolio’s use of these strategies and techniques offer greater diversification and potentially less risk to investors.  Accordingly, the Section 26 Applicants believe that the proposed Substitution

 Page 56 of a total of 176 pages

 would be beneficial to Contract owners because it provides continuity in asset class, investment manager, investment objective and principal investment strategies, while offering greater diversification and potentially reducing risk.
    b.           Fees, Expenses and Assets of the Portfolios
As of December 31, 2011, the assets of the Replacement Portfolio, EQ/Large Cap Core PLUS Portfolio, were approximately $557.1 million, while the assets of the Removed Portfolio, EQ/UBS Growth and Income Portfolio, were approximately $136.1 million.  Class IA shares of the Removed Portfolio have not commenced operations and the Removed Portfolio offers Class IB shares only.  Class IB shares of the Replacement Portfolio will be substituted for Class IB shares of the Removed Portfolio.  Below is a table comparing the fees and expenses of the Removed Portfolio and the Replacement Portfolio.

 Page 57 of a total of 176 pages

(as of 12/31/11)	Removed Portfolio	Replacement Portfolio
	EQ/UBS Growth and Income Portfolio	EQ/Large Cap Core PLUS Portfolio
Share Class	IB	IB
Management Fee	0.75%	0.50%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%
Other Expenses	0.17%	0.20%
Acquired Fund Fees and Expenses	NA	0.02%
Total Annual Portfolio Operating Expenses	1.17%	0.97%
Fee Waiver/Expense Reimbursement	-0.12%23	NA
Total – After Fee Waiver/Expense Reimbursement	1.05%	0.97%

For the fiscal year ended December 31, 2011, the combined management fee plus 12b-1 fee of the Replacement Portfolio was lower than that of the Removed Portfolio.  In addition, the total annual operating expense ratio of the Replacement Portfolio was lower than that of the Removed Portfolio.  Furthermore, it is anticipated that both the Replacement Portfolio’s combined management fee plus 12b-1 fee and total annual operating expense ratio will be lower than those of the Removed Portfolio immediately after the Substitution.  Accordingly, the Substitution will benefit Contract owners with Contract value allocated to the Removed Portfolio by lowering the annual operating expense ratio.

23      Pursuant to a contract, FMG has agreed to make payments or waive its management, administrative and other fees to limit the expenses of the Portfolio through April 30, 2013 (unless the Board of Trustees consents to an earlier revision or termination of this arrangement) (“Expense Limitation Arrangement”) so that the annual operating expenses of the Portfolio (exclusive of taxes, interest, brokerage commissions, capitalized expenses, fees and expenses of other investment companies in which the Portfolio invests, dividend and interest expenses on securities sold short, and extraordinary expenses) do not exceed an annual rate of average daily net assets of 1.05% for Class IA and IB shares of the Portfolio. The Expense Limitation Arrangement may be terminated by FMG at any time after April 30, 2013.

 Page 58 of a total of 176 pages

          c.   Performance of the Portfolios
The chart below compares the average annual total returns for the Class IB shares of the Removed Portfolio and the Replacement Portfolio for the one-year, five-years and ten-year periods ended December 31, 2011.  Although the Removed Portfolio has outperformed the Replacement Portfolio over the one-year period, the Replacement Portfolio has outperformed the Removed Portfolio over the five-year period, and the performance of the Removed and Replacement Portfolio over the ten-year period is comparable.

Portfolio	1 Year	5 Years	10 Years
Removed Portfolio EQ/UBS Growth and Income Portfolio (Class IB)	-2.72%	-2.45%	1.63%
Russell 1000 Index	1.50%	-0.02%	3.34%
Replacement Portfolio EQ/Large Cap Core PLUS Portfolio (Class IB)	-4.24%	-2.09%	1.58%
S&P 500 Index	2.11%	-0.25%	2.92%

8.	Substitution 8 – Shares of EQ/Large Cap Core PLUS Portfolio for shares of Multimanager Large Cap Core Equity Portfolio

a.	Investment Advisers, Investment Objectives, Principal Investment Strategies and Principal Risks

Removed Portfolio	Replacement Portfolio
Multimanager Large Cap Core Equity Portfolio	EQ/Large Cap Core PLUS Portfolio
Investment Adviser (Subadviser)	Investment Adviser (Subadviser)
FMG AllianceBernstein L.P. (“AllianceBernstein”)	FMG Institutional Capital LLC

 Page 59 of a total of 176 pages

Janus Capital Management, LLC (“Janus”) Thornburg Investment Management, Inc.	BRIM
Investment Objective	Investment Objective
Seeks to achieve long-term growth of capital with an emphasis on risk-adjusted returns and managing volatility in the Portfolio.	Seeks to achieve long-term growth of capital with an emphasis on risk-adjusted returns and managing volatility in the Portfolio.
Principal Investment Strategies	Principal Investment Strategies
Under normal circumstances, the Portfolio intends to invest at least 80% of its net assets in equity securities of U.S. large capitalization companies. For purposes of this Portfolio, large capitalization companies are companies with market capitalization within the range of the S&P 500 Index at the time of investment The Portfolio intends to invest primarily in common stocks, but it may also invest in other securities that the sub-advisers believe provide opportunities for capital growth.

FMG will generally allocate the Portfolio’s assets among three or more sub-advisers. Under normal circumstances, the Manager anticipates allocating approximately 50% of the Portfolio’s net assets to an Index Allocated Portion and the remaining 50% of net assets among Active Allocated Portions.

 The Index Allocated Portion of the Portfolio seeks to track the performance of the S&P 500 Index.

FMG also may utilize futures and options, such as exchange-traded futures and options contracts on securities indices, to manage equity exposure. When market volatility is increasing above specific thresholds set for the Portfolio, the Manager may limit equity exposure either by reducing investments in securities, shorting or selling long futures and options positions on an index, increasing cash levels, and/or shorting an index, which is intended to reduce the overall risk of investing in the Portfolio. The Portfolio may invest up to 25% of its assets in derivatives.

Each Active Allocated Portion invests primarily in equity securities of companies that, in the view of the sub-adviser, have either above average growth prospects, or are selling at reasonable valuations, or both.

Under normal circumstances, the Portfolio intends to invest at least 80% of its net assets in securities of large-cap companies. Large-cap companies mean those companies with market capitalizations within the range of at least one of the following large cap indices at the time of purchase: S&P 500 Index, S&P 100 Index, Russell 1000 Index, Morningstar Large Core Index, NYSE 100 Index.

The Portfolio’s assets normally are allocated among three investment managers: an Active Allocated Portion; an Index Allocated Portion; and an ETF Allocated Portion. Under normal circumstances, the Active Allocated Portion consists of approximately 30% of the Portfolio’s net assets, the Index Allocated Portion consists of approximately 60% of the Portfolio’s net assets and the ETF Allocated Portion consists of approximately 10% of the Portfolio’s net assets, invested in ETFs that meet the investment criteria of the Portfolio as a whole.

The Active Allocated Portion primarily invests in common stocks and may invest up to 20% of its total assets in securities of foreign issuers, including those in developing markets. The Active Allocated Portion may also engage in active and frequent trading to achieve the Portfolio’s investment objective. In choosing investments for the Active Allocated Portion, the Adviser seeks to find underpriced large-capitalization securities. The Adviser utilizes a concentrated strategy that focuses on 25-30 stocks.

The Index Allocated Portion of the Portfolio seeks to track the performance of the S&P 500 Index.

FMG also may utilize futures and options, such as exchange-traded futures and options contracts on securities indices, to manage equity exposure. When market volatility is increasing above specific thresholds set for the Portfolio, the Manager may limit equity exposure either by reducing investments in securities, shorting or selling long futures and options positions on an index,

 Page 60 of a total of 176 pages

increasing cash levels, and/or shorting an index, which is intended to reduce the overall risk of investing in the Portfolio. The Portfolio may invest up to 25% of its assets in derivatives.
Principal Risks	Principal Risks
●  Cash Management Risk
●  Custom Benchmark Risk
●  Derivatives Risk
●  Equity Risk
●  Futures Contract Risk
●  Index Strategy Risk
●  Large-Cap Company Risk
●  Leverage Risk
●  Short Position Risk
●  Volatility Management Risk

●  Cash Management Risk
●  Currency Risk
●  Custom Benchmark Risk
●  Derivatives Risk
●  Emerging Markets Risk
●  Equity Risk
●  Exchange Traded Funds Risk
●  Foreign Securities Risk
●  Futures Contract Risk
●  Index Strategy Risk
●  Large-Cap Company Risk
●  Leveraging Risk
●  Portfolio Turnover Risk
●  Short Position Risk
●  Volatility Management Risk

As the comparison demonstrates, the Removed and Replacement Portfolios invest in the same asset class with investment management oversight by the same investment adviser.  In addition, both Portfolios pursue substantially similar investment objectives, employing substantially similar principal investment strategies entailing substantially similar principal risks.  Therefore, the Section 26 Applicants believe that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.
 Page 61 of a total of 176 pages

Both the Removed Portfolio and the Replacement Portfolio seek capital appreciation as a primary component of their investment objectives and invest primarily in the equity securities of large capitalization companies.  The primary difference between the Portfolios is that the Removed Portfolio is subadvised by multiple subadvisers actively managing the Portfolio, as compared to the Replacement Portfolio’s more diverse approach, relying on a combination of active and passive management and emphasizing risk-adjusted returns.  The differences in the principal risks of the Portfolios are attributable primarily to the Replacement Portfolio’s use of a passive management strategy for a portion of the Portfolio and its emphasis on risk-adjusted returns.  Through its active management allocation, the Replacement Portfolio pursues similar strategies as the Removed Portfolio, but the Replacement Portfolio also offers the benefits of diversification and broader asset class exposure by utilizing an index strategy for a portion of the Portfolio and investing in ETFs.  The Section 26 Applicants believe that the Replacement Portfolio’s use of these strategies and techniques offer greater diversification and potentially less risk to investors.  Accordingly, the Section 26 Applicants believe that the proposed Substitution would be beneficial to Contract owners because it provides continuity in asset class, investment manager, investment objective and principal investment strategies, while offering greater diversification and potentially reducing risk.

    b.           Fees, Expenses and Assets of the Portfolios

As of December 31, 2011, the assets of the Replacement Portfolio, EQ/Large Cap Core PLUS Portfolio, were approximately $557.1 million, while the assets of the Removed Portfolio, Multimanager Large Cap Core Equity Portfolio, were approximately $650.6 million.  The Removed Portfolio offers Class A and Class B shares and the

 Page 62 of a total of 176 pages

Replacement Portfolio offers Class IA and Class IB shares, which will be involved in the proposed Substitution.  Class IA shares of the Replacement Portfolio will be substituted for Class A shares of the Removed Portfolio and Class IB shares of the Replacement Portfolio will be substituted for Class B shares of the Removed Portfolio.  Below is a table comparing the fees and expenses of the Removed Portfolio and the Replacement Portfolio.

(as of 12/31/11)	Removed Portfolio		Replacement Portfolio
	Multimanager Large Cap Core Equity Portfolio		EQ/Large Cap Core PLUS Portfolio
Share Class	A24	B	IA24	IB
Management Fee	0.70%	0.70%	0.50%	0.50%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%	0.25%	0.25%
Other Expenses	0.18%	0.18%	0.20%	0.20%
Acquired Fund Fees and Expenses	NA	NA	0.02%	0.02%
Total Annual Portfolio Operating Expenses	1.13%	1.13%	0.97%	0.97%

For the fiscal year ended December 31, 2011, the combined management fee plus 12b-1 fee of the Replacement Portfolio was lower than that of the Removed Portfolio.  In addition, the total annual operating expense ratio of the Replacement Portfolio was lower than that of the Removed Portfolio.  Furthermore, it is anticipated that both the Replacement Portfolio’s combined management fee plus 12b-1 fee and total annual operating expense ratio will be lower than those of the Removed Portfolio immediately after the Substitution.  Accordingly, the Substitution will benefit Contract owners with

24      Expenses have been restated to reflect current fees.

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Contract value allocated to the Removed Portfolio by lowering the annual operating expense ratio.
          c.   Performance of the Portfolios
The chart below compares the average annual total returns for the Class A and Class B shares of the Removed Portfolio and the Class IA and Class IB shares of the Replacement Portfolio for the one-year, five-years and ten-year periods ended December 31, 2011.  The Replacement Portfolio has outperformed the Removed Portfolio over the one-year, five-year, and ten-year periods.

Portfolio	1 Year	5 Years	10 Years
Removed Portfolio Multimanager Large Cap Core Equity Portfolio (Class A)*	-7.11%	-2.52%	1.64%
Removed Portfolio Multimanager Large Cap Core Equity Portfolio (Class B)	-7.34%	-2.76%	1.38%
S&P 500 Index	2.11%	-0.25%	2.92%
Replacement Portfolio EQ/Large Cap Core PLUS Portfolio (Class IA)*	-4.00%	-1.81%	1.84%
Replacement Portfolio EQ/Large Cap Core PLUS Portfolio (Class IB)	-4.24%	-2.09%	1.58%
S&P 500 Index	2.11%	-0.25%	2.92%
*	Class A Shares of the Removed Portfolio and Class IA Shares of the Replacement Portfolio did not pay 12b-1 fees prior to January 1, 2012.

 Page 64 of a total of 176 pages

9.	Substitution 9 – Shares of EQ/Equity Growth PLUS Portfolio for shares of EQ/Montag & Caldwell Growth Portfolio

a.	Investment Advisers, Investment Objectives, Principal Investment Strategies and Principal Risks

Removed Portfolio	Replacement Portfolio
EQ/Montag & Caldwell Growth Portfolio	EQ/Equity Growth PLUS Portfolio
Investment Adviser (Subadviser)	Investment Adviser (Subadviser)
FMG Montag & Caldwell, LLC	FMG BlackRock Capital BRIM
Investment Objective	Investment Objective
Seeks to achieve capital appreciation.	Seeks to achieve long-term growth of capital with an emphasis on risk-adjusted returns and managing volatility in the Portfolio.
Principal Investment Strategies	Principal Investment Strategies
Under normal circumstances, the Portfolio intends to invest primarily in equity securities of U.S. large capitalization companies. For this Portfolio, large capitalization companies include those companies with market capitalization in excess of $5 billion at the time of investment. The Portfolio may invest up to 20% of its total assets in foreign securities listed on a domestic or foreign securities exchange, including American Depositary Receipts or European Depositary Receipts.

The Adviser utilizes a “growth at a reasonable price” investment approach that combines growth and value style investing. In choosing investments, the Adviser utilizes a process that involves researching and evaluating companies for potential investment.

Under normal circumstances, the Portfolio invests at least 80% of its net assets in equity securities. The Portfolio’s assets normally are allocated among two investment managers: an Active Allocated Portion, and an Index Allocated Portion. Under normal circumstances, the Active Allocated Portion consists of approximately 25-35% of the Portfolio’s net assets and the Index Allocated Portion consists of approximately 65-75% of the Portfolio’s net assets. Approximately 10% of the Portfolio’s assets may be invested in Underlying ETFs that meet the investment criteria of the Portfolio.

Although it may favor companies in those industries that appear to offer higher potential for long-term growth, the Adviser to the Active Allocated Portion looks for “stable” growth and “opportunistic” growth stocks, focusing on a subset of the Russell 1000® Growth Index with market capitalizations above $2 billion.

The Index Allocated Portion of the Portfolio seeks to track the performance of the Russell 1000 Growth Index

FMG also may utilize futures and options, such as exchange-traded futures and options contracts on securities indices, to manage equity exposure. When market volatility is increasing above specific

 Page 65 of a total of 176 pages

thresholds set for the Portfolio, the Manager may limit equity exposure either by reducing investments in securities, shorting or selling long futures and options positions on an index, increasing cash levels, and/or shorting an index, which is intended to reduce the overall risk of investing in the Portfolio The Portfolio may invest up to 25% of its assets in derivatives.
Principal Risks	Principal Risks
● Currency Risk ● Depositary Receipts Risk ● Equity Risk ● Foreign Securities Risk ● Investment Style Risk ● Large-Cap Company Risk
●  Cash Management Risk
●  Custom Benchmark Risk
●  Derivatives Risk
●  Equity Risk
●  Exchange Traded Funds Risk
●  Futures Contract Risk
●  Index Strategy Risk
●  Investment Style Risk
●  Large-Cap Company Risk
●  Leveraging Risk
●  Mid-Cap Company Risk
●  Short Position Risk
●  Volatility Management Risk

As the comparison demonstrates, the Removed and Replacement Portfolios invest in the same asset class with investment management oversight by the same investment adviser.  In addition, both Portfolios pursue substantially similar investment objectives, employing substantially similar principal investment strategies entailing substantially similar principal risks.  Therefore, the Section 26 Applicants believe that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

 Page 66 of a total of 176 pages

Both the Removed Portfolio and the Replacement Portfolio seek capital appreciation as a primary component of their investment objectives and invest primarily in the equity securities of large capitalization growth companies.  The primary difference between the Portfolios is that the Removed Portfolio is subadvised by a single subadviser actively managing the Portfolio, as compared to the Replacement Portfolio’s more diverse approach, relying on a combination of active and passive management and emphasizing risk-adjusted returns.  The differences in the principal risks of the Portfolios are attributable primarily to the Replacement Portfolio’s use of a passive management strategy for a portion of the Portfolio and its emphasis on risk-adjusted returns.  Through its active management allocation, the Replacement Portfolio pursues similar strategies as the Removed Portfolio, but the Replacement Portfolio also offers the benefits of diversification and broader asset class exposure by utilizing an index strategy for a portion of the Portfolio and investing in ETFs.  The Section 26 Applicants believe that the Replacement Portfolio’s use of these strategies and techniques offer greater diversification and potentially less risk to investors.  Accordingly, the Section 26 Applicants believe that the proposed Substitution would be beneficial to Contract owners because it provides continuity in asset class, investment manager, investment objective and principal investment strategies, while offering greater diversification and potentially reducing risk.
           b.   Fees, Expenses and Assets of the Portfolios
As of December 31, 2011, the assets of the Replacement Portfolio, EQ/Equity Growth PLUS Portfolio, were approximately $1.5 billion, while the assets of the Removed Portfolio, EQ/Montag & Caldwell Growth Portfolio, were approximately $341.2 million.  Both the Removed Portfolio and the Replacement Portfolio offer Class

 Page 67 of a total of 176 pages

IA and Class IB shares, which will be involved in the proposed Substitution.  Each class of shares of the Replacement Portfolio will be substituted for the corresponding class of shares of the Removed Portfolio.  Below is a table comparing the fees and expenses of the Removed Portfolio and the Replacement Portfolio.

(as of 12/31/11)	Removed Portfolio		Replacement Portfolio
	EQ/Montag & Caldwell Growth Portfolio		EQ/Equity Growth PLUS Portfolio
Share Class	IA25	IB	IA25	IB
Management Fee	0.75%	0.75%	0.50%	0.50%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%	0.25%	0.25%
Other Expenses	0.14%	0.14%	0.25%	0.25%
Total Annual Portfolio Operating Expenses	1.14%	1.14%	1.00%	1.00%

For the fiscal year ended December 31, 2011, the combined management fee plus 12b-1 fee of the Replacement Portfolio was lower than that of the Removed Portfolio.  In addition, the total annual operating expense ratio of the Replacement Portfolio was lower than that of the Removed Portfolio.  Furthermore, it is anticipated that both the Replacement Portfolio’s combined management fee plus 12b-1 fee and total annual operating expense ratio will be lower than those of the Removed Portfolio immediately after the Substitution.  Accordingly, the Substitution will benefit Contract owners with Contract value allocated to the Removed Portfolio by lowering the annual operating expense ratio.

25      Expenses have been restated to reflect current fees.
 Page 68 of a total of 176 pages

c.	Performance of the Portfolios

The chart below compares the average annual total returns for the Class IA and Class IB shares of the Removed Portfolio and the Replacement Portfolio for the one-year, five-years and ten-year periods ended December 31, 2011.  Although the Removed Portfolio has outperformed the Replacement Portfolio over the one-year and five-year periods, the Replacement Portfolio has outperformed the Removed Portfolio over the ten-year period.

Portfolio	1 Year	5 Years	10 Years
Removed Portfolio EQ/Montag & Caldwell Growth Portfolio (Class IA)*	3.09%	3.46%	2.41%
Removed Portfolio EQ/Montag & Caldwell Growth Portfolio (Class IB)	2.99%	3.22%	2.23%
Russell 1000 Growth Index	2.64%	2.50%	2.60%
Replacement Portfolio EQ/Equity Growth PLUS Portfolio (Class IA)*	-5.94%	-1.01%	4.07%
Replacement Portfolio EQ/Equity Growth PLUS Portfolio (Class IB)	-6.21%	-1.20%	3.86%
Russell 1000 Growth Index	2.64%	2.50%	2.60%
*	Class IA Shares of both the Removed Portfolio and the Replacement Portfolio did not pay 12b-1 fees prior to January 1, 2012.

10.	Substitution 10 – Shares of EQ/Equity Growth PLUS Portfolio for shares of EQ/T. Rowe Price Growth Stock Portfolio
a.	Investment Advisers, Investment Objectives, Principal Investment Strategies and Principal Risks

Removed Portfolio	Replacement Portfolio
EQ/T. Rowe Price Growth Stock Portfolio	EQ/Equity Growth PLUS Portfolio

 Page 69 of a total of 176 pages

Investment Adviser (Subadviser)	Investment Adviser (Subadviser)
FMG T. Rowe Price Associates, Inc. (“T. Rowe Price”)	FMG BlackRock Capital BRIM
Investment Objective	Investment Objective
Seeks to achieve long-term capital appreciation and secondarily, income.	Seeks to achieve long-term growth of capital with an emphasis on risk-adjusted returns and managing volatility in the Portfolio.
Principal Investment Strategies	Principal Investment Strategies
The Portfolio normally invests at least 80% of net assets in common stocks of a diversified group of growth companies. The Portfolio will invest primarily in equity securities of large-cap companies. For this Portfolio, large-cap companies are defined as those companies with market capitalization larger than the median market cap of companies in the Russell 1000 Growth Index at the time of purchase. The Adviser mostly seeks investments in companies that have the ability to pay increasing dividends through strong cash flow.

The Portfolio may invest up to 30% of its total assets in securities of foreign issuers, including those in emerging markets.

In pursuing the Portfolio’s investment objective, the Adviser has the discretion to purchase some securities, including warrants and preferred stocks, that do not meet its normal investment criteria when it perceives an opportunity for substantial appreciation. These situations might arise when the Adviser believes a security could increase in value for a variety of reasons, including a change in management, an extraordinary corporate event, a new product introduction or innovation, or a favorable competitive development.

Under normal circumstances, the Portfolio invests at least 80% of its net assets in equity securities. The Portfolio’s assets normally are allocated among two investment managers: an Active Allocated Portion, and an Index Allocated Portion. Under normal circumstances, the Active Allocated Portion consists of approximately 25-35% of the Portfolio’s net assets and the Index Allocated Portion consists of approximately 65-75% of the Portfolio’s net assets. Approximately 10% of the Portfolio’s assets may be invested in Underlying ETFs that meet the investment criteria of the Portfolio.

Although it may favor companies in those industries that appear to offer higher potential for long-term growth, the Adviser to the Active Allocated Portion looks for “stable” growth and “opportunistic” growth stocks, focusing on a subset of the Russell 1000® Growth Index with market capitalizations above $2 billion.

The Index Allocated Portion of the Portfolio seeks to track the performance of the Russell 1000 Growth Index

FMG also may utilize futures and options, such as exchange-traded futures and options contracts on securities indices, to manage equity exposure. When market volatility is increasing above specific thresholds set for the Portfolio, the Manager may limit equity exposure either by reducing investments in securities, shorting or selling long futures and options positions on an index, increasing cash levels, and/or shorting an index, which is intended to reduce the overall risk of investing in the Portfolio. The Portfolio may invest up to 25% of its assets in derivatives.

Principal Risks	Principal Risks

 Page 70 of a total of 176 pages

● Currency Risk ● Emerging Markets Risk ● Equity Risk ● Foreign Securities Risk ● Investment Style Risk ● Large-Cap Company Risk ● Special Situations Risk
●  Cash Management Risk
●  Custom Benchmark Risk
●  Derivatives Risk
●  Equity Risk
●  Exchange Traded Funds Risk
●  Futures Contract Risk
●  Index Strategy Risk
●  Investment Style Risk
●  Large-Cap Company Risk
●  Leveraging Risk
●  Mid-Cap Company Risk
●  Short Position Risk
●  Volatility Management Risk

As the comparison demonstrates, the Removed and Replacement Portfolios invest in the same asset class with investment management oversight by the same investment adviser.  In addition, both Portfolios pursue substantially similar investment objectives, employing substantially similar principal investment strategies entailing substantially similar principal risks.  Therefore, the Section 26 Applicants believe that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.
Both the Removed Portfolio and the Replacement Portfolio seek capital appreciation as a primary component of their investment objectives and invest primarily in the equity securities of large capitalization growth companies.  The primary difference between the Portfolios is that the Removed Portfolio is subadvised by a single subadviser

 Page 71 of a total of 176 pages

actively managing the Portfolio, as compared to the Replacement Portfolio’s more diverse approach, relying on a combination of active and passive management and emphasizing risk-adjusted returns.  The differences in the principal risks of the Portfolios are attributable primarily to the Replacement Portfolio’s use of a passive management strategy for a portion of the Portfolio and its emphasis on risk-adjusted returns.  Through its active management allocation, the Replacement Portfolio pursues similar strategies as the Removed Portfolio, but the Replacement Portfolio also offers the benefits of diversification and broader asset class exposure by utilizing an index strategy for a portion of the Portfolio and investing in ETFs.  The Section 26 Applicants believe that the Replacement Portfolio’s use of these strategies and techniques offer greater diversification and potentially less risk to investors.  Accordingly, the Section 26 Applicants believe that the proposed Substitution would be beneficial to Contract owners because it provides continuity in asset class, investment manager, investment objective and principal investment strategies, while offering greater diversification and potentially reducing risk.

b.	Fees, Expenses and Assets of the Portfolios

As of December 31, 2011, the assets of the Replacement Portfolio, EQ/Equity Growth PLUS Portfolio, were approximately $1.5 billion, while the assets of the Removed Portfolio, EQ/T. Rowe Price Growth Stock Portfolio, were approximately $724.1 million.  Both the Removed Portfolio and the Replacement Portfolio offer Class IA and Class IB shares, which will be involved in the proposed Substitution.  Each class of shares of the Replacement Portfolio will be substituted for the corresponding class of shares of the Removed Portfolio.  Below is a table comparing the fees and expenses of the Removed Portfolio and the Replacement Portfolio.

 Page 72 of a total of 176 pages

(as of 12/31/11)	Removed Portfolio		Replacement Portfolio
	EQ/T. Rowe Price Growth Stock Portfolio		EQ/Equity Growth PLUS Portfolio
Share Class	IA26	IB	IA26	IB
Management Fee	0.78%	0.78%	0.50%	0.50%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%	0.25%	0.25%
Other Expenses	0.12%	0.12%	0.25%	0.25%
Total Annual Portfolio Operating Expenses	1.15%	1.15%	1.00%	1.00%

For the fiscal year ended December 31, 2011, the combined management fee plus 12b-1 fee of the Replacement Portfolio was lower than that of the Removed Portfolio.  In addition, the total annual operating expense ratio of the Replacement Portfolio was lower than that of the Removed Portfolio.  Furthermore, it is anticipated that both the Replacement Portfolio’s combined management fee plus 12b-1 fee and total annual operating expense ratio will be lower than those of the Removed Portfolio immediately after the Substitution.  Accordingly, the Substitution will benefit Contract owners with Contract value allocated to the Removed Portfolio by lowering the annual operating expense ratio.
           c.   Performance of the Portfolios
The chart below compares the average annual total returns for the Class IA and Class IB shares of the Removed Portfolio and the Replacement Portfolio for the one-year, five-years and ten-year periods ended December 31, 2011.  Although the Removed Portfolio has outperformed the Replacement Portfolio over the one-year and five-year
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periods, the Replacement Portfolio has outperformed the Removed Portfolio over the ten-year period.

Portfolio	1 Year	5 Years	10 Years
Removed Portfolio EQ/T. Rowe Price Growth Stock Portfolio (Class IA)*	-1.69%	0.46%	2.27%
Removed Portfolio EQ/T. Rowe Price Growth Stock Portfolio (Class IB)	-1.94%	0.17%	2.12%
Russell 1000 Growth Index	2.64%	2.50%	2.60%
Replacement Portfolio EQ/Equity Growth PLUS Portfolio (Class IA)*	-5.94%	-1.01%	4.07%
Replacement Portfolio EQ/Equity Growth PLUS Portfolio (Class IB)	-6.21%	-1.20%	3.86%
Russell 1000 Growth Index	2.64%	2.50%	2.60%
*	Class IA Shares of both the Removed Portfolio and the Replacement Portfolio did not pay 12b-1 fees prior to January 1, 2012.

11.	Substitution 11 – Shares of EQ/Equity Growth PLUS Portfolio for shares of EQ/Wells Fargo Omega Growth Portfolio

a.	Investment Advisers, Investment Objectives, Principal Investment Strategies and Principal Risks

Removed Portfolio	Replacement Portfolio
EQ/Wells Fargo Omega Growth Portfolio	EQ/Equity Growth PLUS Portfolio
Investment Adviser (Subadviser)	Investment Adviser (Subadviser)
FMG Wells Capital Management, Inc.	FMG BlackRock Capital BRIM
Investment Objective	Investment Objective
Seeks to achieve long-term capital growth.	Seeks to achieve long-term growth of capital with

 Page 74 of a total of 176 pages

an emphasis on risk-adjusted returns and managing volatility in the Portfolio.
Principal Investment Strategies	Principal Investment Strategies
The Portfolio invests primarily in common stocks of U.S. companies across all market capitalizations. The Portfolio also may invest up to 25% of its total assets in foreign securities. The Adviser employs a growth style of equity management. The Adviser’s active style of portfolio management may lead to a high portfolio turnover, but will not limit the Adviser’s investment decisions.

Under normal circumstances, the Portfolio invests at least 80% of its net assets in equity securities. The Portfolio’s assets normally are allocated among two investment managers: an Active Allocated Portion, and an Index Allocated Portion. Under normal circumstances, the Active Allocated Portion consists of approximately 25-35% of the Portfolio’s net assets and the Index Allocated Portion consists of approximately 65-75% of the Portfolio’s net assets. Approximately 10% of the Portfolio’s assets may be invested in Underlying ETFs that meet the investment criteria of the Portfolio.

Although it may favor companies in those industries that appear to offer higher potential for long-term growth, the Adviser to the Active Allocated Portion looks for “stable” growth and “opportunistic” growth stocks, focusing on a subset of the Russell 1000® Growth Index with market capitalizations above $2 billion.

The Index Allocated Portion of the Portfolio seeks to track the performance of the Russell 1000 Growth Index

FMG also may utilize futures and options, such as exchange-traded futures and options contracts on securities indices, to manage equity exposure. When market volatility is increasing above specific thresholds set for the Portfolio, the Manager may limit equity exposure either by reducing investments in securities, shorting or selling long futures and options positions on an index, increasing cash levels, and/or shorting an index, which is intended to reduce the overall risk of investing in the Portfolio. The Portfolio may invest up to 25% of its assets in derivatives.

Principal Risks	Principal Risks
● Currency Risk ● Equity Risk ● Foreign Securities Risk ● Investment Style Risk ● Large-Cap Company Risk ● Mid-Cap and Small-Cap Company Risk	● Cash Management Risk ● Custom Benchmark Risk ● Derivatives Risk ● Equity Risk ● Exchange Traded Funds Risk ● Futures Contract Risk

 Page 75 of a total of 176 pages

● Portfolio Turnover Risk	● Index Strategy Risk ● Investment Style Risk ● Large-Cap Company Risk ● Leveraging Risk ● Mid-Cap Company Risk ● Short Position Risk ● Volatility Management Risk

As the comparison demonstrates, the Removed and Replacement Portfolios invest in the same asset class with investment management oversight by the same investment adviser.  In addition, both Portfolios pursue substantially similar investment objectives, employing substantially similar principal investment strategies entailing substantially similar principal risks.  Therefore, the Section 26 Applicants believe that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.
Both the Removed Portfolio and the Replacement Portfolio seek capital appreciation as a primary component of their investment objectives and invest primarily in the equity securities of large capitalization growth companies.  The primary difference between the Portfolios is that the Removed Portfolio is subadvised by a single subadviser actively managing the Portfolio, as compared to the Replacement Portfolio’s more diverse approach, relying on a combination of active and passive management and emphasizing risk-adjusted returns.  The differences in the principal risks of the Portfolios are attributable primarily to the Replacement Portfolio’s use of a passive management

 Page 76 of a total of 176 pages

strategy for a portion of the Portfolio and its emphasis on risk-adjusted returns.  Through its active management allocation, the Replacement Portfolio pursues similar strategies as the Removed Portfolio, but the Replacement Portfolio also offers the benefits of diversification and broader asset class exposure by utilizing an index strategy for a portion of the Portfolio and investing in ETFs.  The Section 26 Applicants believe that the Replacement Portfolio’s use of these strategies and techniques offer greater diversification and potentially less risk to investors.  Accordingly, the Section 26 Applicants believe that the proposed Substitution would be beneficial to Contract owners because it provides continuity in asset class, investment manager, investment objective and principal investment strategies, while offering greater diversification and potentially reducing risk.
           b.   Fees, Expenses and Assets of the Portfolios
As of December 31, 2011, the assets of the Replacement Portfolio, EQ/Equity Growth PLUS Portfolio, were approximately $1.5 billion, while the assets of the Removed Portfolio, EQ/Wells Fargo Omega Growth Portfolio, were approximately $687.4 million.  Both the Removed Portfolio and the Replacement Portfolio offer Class IA and Class IB shares, which will be involved in the proposed Substitution.  Each class of shares of the Replacement Portfolio will be substituted for the corresponding class of shares of the Removed Portfolio.  Below is a table comparing the fees and expenses of the Removed Portfolio and the Replacement Portfolio.

 Page 77 of a total of 176 pages

(as of 12/31/11)	Removed Portfolio		Replacement Portfolio
	EQ/Wells Fargo Omega Growth Portfolio		EQ/Equity Growth PLUS Portfolio
Share Class	IA27	IB	IA27	IB
Management Fee	0.65%	0.65%	0.50%	0.50%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%	0.25%	0.25%
Other Expenses	0.13%	0.13%	0.25%	0.25%
Total Annual Portfolio Operating Expenses	1.03%	1.03%	1.00%	1.00%

For the fiscal year ended December 31, 2011, the combined management fee plus 12b-1 fee of the Replacement Portfolio was lower than that of the Removed Portfolio.  In addition, the total annual operating expense ratio of the Replacement Portfolio was lower than that of the Removed Portfolio.  Furthermore, it is anticipated that both the Replacement Portfolio’s combined management fee plus 12b-1 fee and total annual operating expense ratio will be lower than those of the Removed Portfolio immediately after the Substitution.  Accordingly, the Substitution will benefit Contract owners with Contract value allocated to the Removed Portfolio by lowering the annual operating expense ratio.
c.	Performance of the Portfolios
The chart below compares the average annual total returns for the Class IA and Class IB shares of the Removed Portfolio and the Replacement Portfolio for the one-year, five-years and ten-year periods ended December 31, 2011.  Although the Removed Portfolio has outperformed the Replacement Portfolio over the five-year period, the

27      Expenses have been restated to reflect current fees.

 Page 78 of a total of 176 pages

Replacement Portfolio and the Removed Portfolio have shown comparable returns over the one-year and ten-year periods.

Portfolio	1 Year	5 Years	10 Years
Removed Portfolio EQ/Wells Fargo Omega Growth Portfolio (Class IA)*	-5.64%	4.81%	4.68%
Removed Portfolio EQ/Wells Fargo Omega Growth Portfolio (Class IB)	-5.92%	4.53%	4.44%
Russell 3000 Growth Index	2.18%	2.46%	2.74%
Replacement Portfolio EQ/Equity Growth PLUS Portfolio (Class IA)*	-5.94%	-1.01%	4.07%
Replacement Portfolio EQ/Equity Growth PLUS Portfolio (Class IB)	-6.21%	-1.20%	3.86%
Russell 1000 Growth Index	2.64%	2.50%	2.60%
*	Class IA Shares of both the Removed Portfolio and the Replacement Portfolio did not pay 12b-1 fees prior to January 1, 2012.

12.	Substitution 12 – Shares of EQ/Equity Growth PLUS Portfolio for shares of Multimanager Aggressive Equity Portfolio

a.	Investment Advisers, Investment Objectives, Principal Investment Strategies and Principal Risks

Removed Portfolio	Replacement Portfolio
Multimanager Aggressive Equity Portfolio	EQ/Equity Growth PLUS Portfolio
Investment Adviser (Subadviser)	Investment Adviser (Subadviser)
FMG AllianceBernstein ClearBridge Advisors, LLC GCIC US Ltd.	FMG BlackRock Capital BRIM

 Page 79 of a total of 176 pages

Legg Mason Capital Management, LLC Marsico T. Rowe Price Westfield Capital Management Company, L.P.
Investment Objective	Investment Objective
Seeks to achieve long-term growth of capital with an emphasis on risk-adjusted returns and managing volatility in the Portfolio.	Seeks to achieve long-term growth of capital with an emphasis on risk-adjusted returns and managing volatility in the Portfolio.
Principal Investment Strategies	Principal Investment Strategies
Under normal circumstances, the Portfolio intends to invest at least 80% of its net assets in equity securities. The Portfolio invests primarily in securities of large capitalization growth companies. For purposes of this Portfolio, large capitalization companies are companies with market capitalization within the range of the Russell 3000 Growth Index .

FMG will generally allocate the Portfolio’s assets among three or more sub-advisers. Under normal circumstances, the Manager anticipates allocating approximately 50% of the Portfolio’s net assets to an Index Allocated Portion and the remaining 50% of net assets among Active Allocated Portions.

The Index Allocated Portion of the Portfolio seeks to track the performance of the Russell 3000 Growth Index.

FMG also may utilize futures and options, such as exchange-traded futures and options contracts on securities indices, to manage equity exposure. When market volatility is increasing above specific thresholds set for the Portfolio, the Manager may limit equity exposure either by reducing investments in securities, shorting or selling long futures and options positions on an index, increasing cash levels, and/or shorting an index, which is intended to reduce the overall risk of investing in the Portfolio. The Portfolio may invest up to 25% of its assets in derivatives.

Each Active Allocated Portion invests primarily in equity securities of companies whose above-average prospective earnings growth is not fully reflected in current market valuations. The Active Allocated Portions may invest up to 25% of their total assets in securities of foreign companies, including companies based in developing countries.

Under normal circumstances, the Portfolio invests at least 80% of its net assets in equity securities. The Portfolio’s assets normally are allocated among two investment managers: an Active Allocated Portion, and an Index Allocated Portion. Under normal circumstances, the Active Allocated Portion consists of approximately 25-35% of the Portfolio’s net assets and the Index Allocated Portion consists of approximately 65-75% of the Portfolio’s net assets. Approximately 10% of the Portfolio’s assets may be invested in Underlying ETFs that meet the investment criteria of the Portfolio.

Although it may favor companies in those industries that appear to offer higher potential for long-term growth, the Adviser to the Active Allocated Portion looks for “stable” growth and “opportunistic” growth stocks, focusing on a subset of the Russell 1000® Growth Index with market capitalizations above $2 billion.

The Index Allocated Portion of the Portfolio seeks to track the performance of the Russell 1000 Growth Index

FMG also may utilize futures and options, such as exchange-traded futures and options contracts on securities indices, to manage equity exposure. When market volatility is increasing above specific thresholds set for the Portfolio, the Manager may limit equity exposure either by reducing investments in securities, shorting or selling long futures and options positions on an index, increasing cash levels, and/or shorting an index, which is intended to reduce the overall risk of investing in the Portfolio. The Portfolio may invest up to 25% of its assets in derivatives.

 Page 80 of a total of 176 pages

Principal Risks	Principal Risks
●  Cash Management Risk
●  Currency Risk
●  Custom Benchmark Risk
●  Derivatives Risk
●  Emerging Markets Risk
●  Equity Risk
●  Foreign Securities Risk
●  Futures Contract Risk
●  Index Strategy Risk
●  Large-Cap Company Risk
●  Leverage Risk
●  Short Position Risk
●  Volatility Management Risk

●  Cash Management Risk
●  Custom Benchmark Risk
●  Derivatives Risk
●  Equity Risk
●  Exchange Traded Funds Risk
●  Futures Contract Risk
●  Index Strategy Risk
●  Investment Style Risk
●  Large-Cap Company Risk
●  Leveraging Risk
●  Mid-Cap Company Risk
●  Short Position Risk
●  Volatility Management Risk

As the comparison demonstrates, the Removed and Replacement Portfolios invest in the same asset class with investment management oversight by the same investment adviser.  In addition, both Portfolios pursue identical investment objectives, employing substantially similar principal investment strategies entailing substantially similar principal risks.  The Section 26 Applicants believe that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.  Accordingly, the Section 26 Applicants believe that the proposed Substitution would be beneficial to Contract owners because it would provide continuity in asset class, investment manager, investment objective, investment strategies and risks.

 Page 81 of a total of 176 pages

b.	Fees, Expenses and Assets of the Portfolios
As of December 31, 2011, the assets of the Replacement Portfolio, EQ/Equity Growth PLUS Portfolio, were approximately $1.5 billion, while the assets of the Removed Portfolio, Multimanager Aggressive Equity Portfolio, were approximately $1.4 billion.  The Removed Portfolio offers Class A and Class B shares and the Replacement Portfolio offers Class IA and Class IB shares, which will be involved in the proposed Substitution.  Class IA shares of the Replacement Portfolio will be substituted for Class A shares of the Removed Portfolio and Class IB shares of the Replacement Portfolio will be substituted for Class B shares of the Removed Portfolio.  Below is a table comparing the fees and expenses of the Removed Portfolio and the Replacement Portfolio.

(as of 12/31/11)	Removed Portfolio		Replacement Portfolio
	Multimanager Aggressive Equity Portfolio		EQ/Equity Growth PLUS Portfolio
Share Class	A28	B	IA28	IB
Management Fee	0.57%	0.57%	0.50%	0.50%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%	0.25%	0.25%
Other Expenses	0.18%	0.18%	0.25%	0.25%
Total Annual Portfolio Operating Expenses	1.00%	1.00%	1.00%	1.00%

For the fiscal year ended December 31, 2011, the combined management fee plus 12b-1 fee of the Replacement Portfolio was lower than that of the Removed Portfolio.  In addition, the total annual operating expense ratio of the Replacement Portfolio was the same as that of the Removed Portfolio.  Furthermore, it is anticipated that the Replacement Portfolio’s combined management fee plus 12b-1 fee will be lower and the

28      Expenses have been restated to reflect current fees.

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total annual operating expense ratio will be no higher than those of the Removed Portfolio immediately after the Substitution.  Accordingly, the Substitution will protect Contract owners with Contract value allocated to the Removed Portfolio by ensuring that the annual operating expense ratio of the Replacement Portfolio immediately after the Substitution is no higher than that of the Removed Portfolio.
c.	Performance of the Portfolios
The chart below compares the average annual total returns for the Class A and Class B shares of the Removed Portfolio and the Class IA and Class IB shares of the Replacement Portfolio for the one-year, five-years and ten-year periods ended December 31, 2011.  The Removed and the Replacement Portfolios have shown comparable returns over the one-year period; however, the Replacement Portfolio has outperformed the Removed Portfolio over the five-year period and significantly outperformed the Removed Portfolio over the ten-year period.

Portfolio	1 Year	5 Years	10 Years
Removed Portfolio Multimanager Aggressive Equity Portfolio (Class A)*	-6.12%	-1.87%	1.40%
Removed Portfolio Multimanager Aggressive Equity Portfolio (Class B)	-6.33%	-2.11%	1.15%
Russell 3000 Growth Index	2.18%	2.46%	2.74%
Replacement Portfolio EQ/Equity Growth PLUS Portfolio (Class IA)*	-5.94%	-1.01%	4.07%
Replacement Portfolio EQ/Equity Growth PLUS Portfolio (Class IB)	-6.21%	-1.20%	3.86%
Russell 1000 Growth Index	2.64%	2.50%	2.60%
*	Class A Shares of the Removed Portfolio and Class IA Shares the Replacement Portfolio did not pay 12b-1 fees prior to January 1, 2012.

 Page 83 of a total of 176 pages

13.           Substitution 13 – Shares of EQ/Large Cap Value PLUS Portfolio for shares of EQ/BlackRock Basic Value Equity Portfolio

a.	Investment Advisers, Investment Objectives, Principal Investment Strategies and Principal Risks

Removed Portfolio	Replacement Portfolio
EQ/BlackRock Basic Value Equity Portfolio	EQ/Large Cap Value PLUS Portfolio
Investment Adviser (Subadviser)	Investment Adviser (Subadviser)
FMG BRIM	FMG AllianceBernstein
Investment Objective	Investment Objective
Seeks to achieve capital appreciation and secondarily, income.	Seeks to achieve long-term growth of capital with an emphasis on risk-adjusted returns and managing volatility in the Portfolio.
Principal Investment Strategies	Principal Investment Strategies
Under normal circumstances, the Portfolio invests at least 80% of its net assets in equity securities that the Adviser believes are undervalued and therefore represent basic investment value. The Adviser may also determine a company is undervalued if its stock price is down because of temporary factors from which the Adviser believes the company will recover. The Portfolio focuses its investments on companies with market capitalizations over $5 billion.

The Portfolio also may invest up to 25% of its total assets in securities issued by foreign companies.

Under normal circumstances, the Portfolio invests at least 80% of its net assets in securities of large-cap companies. For this Portfolio, large-cap companies mean those companies with market capitalizations within the range of at least one of the following large-cap indices: S&P 500 Index, Russell 1000 Index, S&P 100 Index, Morningstar Large Core Index, NYSE 100 Index.

The Portfolio’s assets normally are allocated among two investment managers: an Active Allocated Portion, and an Index Allocated Portion. Under normal circumstances, the Active Allocated Portion consists of approximately 25-35% of the Portfolio’s net assets and the Index Allocated Portion consists of approximately 65-75% of the Portfolio’s net assets. Approximately 10% of the Portfolio’s assets may be invested in Underlying ETFs that meet the investment criteria of the Portfolio.

The Active Allocated Portion of the Portfolio primarily invests in the equity securities of large-cap companies, which are defined for purposes of this portion as companies with market capitalizations of $1 billion or more. The Portfolio may engage in active and frequent trading of portfolio securities to achieve its investment objective. In managing the Active Allocated Portion, the Adviser uses a value-oriented, “bottom-

 Page 84 of a total of 176 pages

up” approach.

The Index Allocated Portion of the Portfolio seeks to track the performance of the Russell 1000 Value Index.

FMG also may utilize futures and options, such as exchange-traded futures and options contracts on securities indices, to manage equity exposure. When market volatility is increasing above specific thresholds set for the Portfolio, the Manager may limit equity exposure either by reducing investments in securities, shorting or selling long futures and options positions on an index, increasing cash levels, and/or shorting an index, which is intended to reduce the overall risk of investing in the Portfolio. The Portfolio may invest up to 25% of its assets in derivatives.

Principal Risks	Principal Risks
● Currency Risk ● Equity Risk ● Foreign Securities Risk ● Investment Style Risk ● Large-Cap Company Risk ● Mid-Cap Company Risk
●  Cash Management Risk
●  Custom Benchmark Risk
●  Derivatives Risk
●  Equity Risk
●  Exchange Traded Funds Risk
●  Futures Contract Risk
●  Index Strategy Risk
●  Investment Style Risk
●  Large-Cap Company Risk
●  Leveraging Risk
●  Portfolio Turnover Risk
●  Short Position Risk
●  Volatility Management Risk

As the comparison demonstrates, the Removed and Replacement Portfolios invest in the same asset class with investment management oversight by the same investment adviser.  In addition, both Portfolios pursue substantially similar investment objectives,

 Page 85 of a total of 176 pages

employing substantially similar principal investment strategies entailing substantially similar principal risks.  Therefore, the Section 26 Applicants believe that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.
Both the Removed Portfolio and the Replacement Portfolio seek capital appreciation as a primary component of their investment objectives and invest primarily in the equity securities of large-capitalization value companies.  The primary difference between the Portfolios is that the Removed Portfolio is subadvised by a single subadviser actively managing the Portfolio, as compared to the Replacement Portfolio’s more diverse approach, relying on a combination of active and passive management and emphasizing risk-adjusted returns.  The differences in the principal risks of the Portfolios are attributable primarily to the Replacement Portfolio’s use of a passive management strategy for a portion of the Portfolio and its emphasis on risk-adjusted returns.  Through its active management allocation, the Replacement Portfolio pursues similar strategies as the Removed Portfolio, but the Replacement Portfolio also offers the benefits of diversification and broader asset class exposure by utilizing an index strategy for a portion of the Portfolio and investing in ETFs.  The Section 26 Applicants believe that the Replacement Portfolio’s use of these strategies and techniques offer greater diversification and potentially less risk to investors.  Accordingly, the Section 26 Applicants believe that the proposed Substitution would be beneficial to Contract owners because it provides continuity in asset class, investment manager, investment objective and principal investment strategies, while offering greater diversification and potentially reducing risk.

 Page 86 of a total of 176 pages

b.	Fees, Expenses and Assets of the Portfolios
As of December 31, 2011, the assets of the Replacement Portfolio, EQ/Large Cap Value PLUS Portfolio, were approximately $3.0 billion, while the assets of the Removed Portfolio, EQ/BlackRock Basic Value Equity Portfolio, were approximately $2.1 billion.  Both the Removed Portfolio and the Replacement Portfolio offer Class IA and Class IB shares, which will be involved in the proposed Substitution.  Each class of shares of the Replacement Portfolio will be substituted for the corresponding class of shares of the Removed Portfolio.  Below is a table comparing the fees and expenses of the Removed Portfolio and the Replacement Portfolio.

(as of 12/31/11)	Removed Portfolio		Replacement Portfolio
	EQ/BlackRock Basic Value Equity Portfolio		EQ/Large Cap Value PLUS Portfolio
Share Class	IA29	IB	IA29	IB
Management Fee	0.57%	0.57%	0.48%	0.48%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%	0.25%	0.25%
Other Expenses	0.12%	0.12%	0.17%	0.17%
Total Annual Portfolio Operating Expenses	0.94%	0.94%	0.90%	0.90%

For the fiscal year ended December 31, 2011, the combined management fee plus 12b-1 fee of the Replacement Portfolio was lower than that of the Removed Portfolio.  In addition, the total annual operating expense ratio of the Replacement Portfolio was lower than that of the Removed Portfolio.  Furthermore, it is anticipated that both the Replacement Portfolio’s combined management fee plus 12b-1 fee and total annual operating expense ratio will be lower than those of the Removed Portfolio immediately

29      Expenses have been restated to reflect current fees.

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after the Substitution.  Accordingly, the Substitution will benefit Contract owners with Contract value allocated to the Removed Portfolio by lowering the annual operating expense ratio.
c.	Performance of the Portfolios
The chart below compares the average annual total returns for the Class IA and Class IB shares of the Removed Portfolio and the Replacement Portfolio for the one-year, five-years and ten-year periods ended December 31, 2011.  Although the Removed Portfolio has outperformed the Replacement Portfolio over the five-year period, the Replacement Portfolio has produced returns comparable to those of the Removed Portfolio over the one-year period and only trailed the Removed Portfolio slightly over the ten-year period.

Portfolio	1 Year	5 Years	10 Years
Removed Portfolio EQ/BlackRock Basic Value Equity Portfolio (Class IA)*	-2.86%	-1.62%	3.43%
Removed Portfolio EQ/BlackRock Basic Value Equity Portfolio (Class IB)	-3.17%	-1.88%	3.19%
Russell 1000 Value Index	0.39%	-2.64%	3.89%
Replacement Portfolio EQ/Large Cap Value PLUS Portfolio (Class IA)*	-4.84%	-6.70%	1.46%
Replacement Portfolio EQ/Large Cap Value PLUS Portfolio (Class IB)	-5.09%	-6.97%	1.19%
Russell 1000 Value Index	0.39%	-2.64%	3.89%
*	Class IA Shares of both the Removed Portfolio and the Replacement Portfolio did not pay 12b-1 fees prior to January 1, 2012.

 Page 88 of a total of 176 pages

14.	Substitution 14 – Shares of EQ/Large Cap Value PLUS Portfolio for shares of EQ/Boston Advisors Equity Income Portfolio

a.	Investment Advisers, Investment Objectives, Principal Investment Strategies and Principal Risks

Removed Portfolio	Replacement Portfolio
EQ/Boston Advisors Equity Income Portfolio	EQ/Large Cap Value PLUS Portfolio
Investment Adviser (Subadviser)	Investment Adviser (Subadviser)
FMG Boston Advisors LLC	FMG AllianceBernstein
Investment Objective	Investment Objective
Seeks a combination of growth and income to achieve an above-average and consistent total return.	Seeks to achieve long-term growth of capital with an emphasis on risk-adjusted returns and managing volatility in the Portfolio.
Principal Investment Strategies	Principal Investment Strategies
Under normal circumstances, the Portfolio invests at least 80% of its net assets in equity securities. The Portfolio intends to invest primarily in dividend-paying common stocks of U.S. large capitalization companies. Large capitalization companies currently are treated as those companies with market capitalizations in excess of $10 billion at the time of investment.

The Portfolio may invest up to 20% of its assets in foreign securities, including securities of issuers located in developed and developing economies.

The Adviser focuses primarily on companies that offer the potential for capital appreciation combined with an above market level of dividend income. In choosing investments, the Adviser utilizes a quantitative process to identify and evaluate companies for potential investment. Generally, at least 80% of the Portfolio’s stocks (measured by net assets) will pay a dividend.

Under normal circumstances, the Portfolio invests at least 80% of its net assets in securities of large-cap companies. For this Portfolio, large-cap companies mean those companies with market capitalizations within the range of at least one of the following large-cap indices: S&P 500 Index, Russell 1000 Index, S&P 100 Index, Morningstar Large Core Index, NYSE 100 Index.

The Portfolio’s assets normally are allocated among two investment managers: an Active Allocated Portion, and an Index Allocated Portion. Under normal circumstances, the Active Allocated Portion consists of approximately 25-35% of the Portfolio’s net assets and the Index Allocated Portion consists of approximately 65-75% of the Portfolio’s net assets. Approximately 10% of the Portfolio’s assets may be invested in Underlying ETFs that meet the investment criteria of the Portfolio.

The Active Allocated Portion of the Portfolio primarily invests in the equity securities of large-cap companies, which are defined for purposes of this portion as companies with market capitalizations of $1 billion or more. The Portfolio may engage in active and frequent trading of portfolio securities to achieve its investment objective. In managing the Active Allocated Portion, the Adviser uses a value-oriented, “bottom-up” approach.

 Page 89 of a total of 176 pages

The Index Allocated Portion of the Portfolio seeks to track the performance of the Russell 1000 Value Index.

FMG also may utilize futures and options, such as exchange-traded futures and options contracts on securities indices, to manage equity exposure. When market volatility is increasing above specific thresholds set for the Portfolio, the Manager may limit equity exposure either by reducing investments in securities, shorting or selling long futures and options positions on an index, increasing cash levels, and/or shorting an index, which is intended to reduce the overall risk of investing in the Portfolio. The Portfolio may invest up to 25% of its assets in derivatives.

Principal Risks	Principal Risks
● Currency Risk ● Depositary Receipts Risk ● Emerging Markets Risk ● Equity Risk ● Foreign Securities Risk ● Large-Cap Company Risk
●  Cash Management Risk
●  Custom Benchmark Risk
●  Derivatives Risk
●  Equity Risk
●  Exchange Traded Funds Risk
●  Futures Contract Risk
●  Index Strategy Risk
●  Investment Style Risk
●  Large-Cap Company Risk
●  Leveraging Risk
●  Portfolio Turnover Risk
●  Short Position Risk
●  Volatility Management Risk

As the comparison demonstrates, the Removed and Replacement Portfolios invest in the same asset class with investment management oversight by the same investment adviser.  In addition, both Portfolios pursue substantially similar investment objectives, employing substantially

 Page 90 of a total of 176 pages

similar principal investment strategies entailing substantially similar principal risks.  Therefore, the Section 26 Applicants believe that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.
Both the Removed Portfolio and the Replacement Portfolio seek capital appreciation as a primary component of their investment objectives and invest primarily in the equity securities of large-capitalization value companies.  The primary difference between the Portfolios is that the Removed Portfolio is subadvised by a single subadviser actively managing the Portfolio, as compared to the Replacement Portfolio’s more diverse approach, relying on a combination of active and passive management and emphasizing risk-adjusted returns.  The differences in the principal risks of the Portfolios are attributable primarily to the Replacement Portfolio’s use of a passive management strategy for a portion of the Portfolio and its emphasis on risk-adjusted returns.  Through its active management allocation, the Replacement Portfolio pursues similar strategies as the Removed Portfolio, but the Replacement Portfolio also offers the benefits of diversification and broader asset class exposure by utilizing an index strategy for a portion of the Portfolio and investing in ETFs.  The Section 26 Applicants believe that the Replacement Portfolio’s use of these strategies and techniques offer greater diversification and potentially less risk to investors.  Accordingly, the Section 26 Applicants believe that the proposed Substitution would be beneficial to Contract owners because it provides continuity in asset class, investment manager, investment objective and principal investment strategies, while offering greater diversification and potentially reducing risk.

 Page 91 of a total of 176 pages

b.	Fees, Expenses and Assets of the Portfolios
As of December 31, 2011, the assets of the Replacement Portfolio, EQ/Large Cap Value PLUS Portfolio, were approximately $3.0 billion, while the assets of the Removed Portfolio, EQ/Boston Advisors Equity Income Portfolio, were approximately $809.7 million.  Both the Removed Portfolio and the Replacement Portfolio offer Class IA and Class IB shares, which will be involved in the proposed Substitution.  Each class of shares of the Replacement Portfolio will be substituted for the corresponding class of shares of the Removed Portfolio.  Below is a table comparing the fees and expenses of the Removed Portfolio and the Replacement Portfolio.

(as of 12/31/11)	Removed Portfolio		Replacement Portfolio
	EQ/Boston Advisors Equity Income Portfolio		EQ/Large Cap Value PLUS Portfolio
Share Class	IA30	IB	IA30	IB
Management Fee	0.75%	0.75%	0.48%	0.48%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%	0.25%	0.25%
Other Expenses	0.13%	0.13%	0.17%	0.17%
Total Annual Portfolio Operating Expenses	1.13%	1.13%	0.90%	0.90%
Fee Waiver/Expense Reimbursement	-0.08%31	-0.08%31	NA	NA
Total – After Fee Waiver/Expense Reimbursement	1.05%	1.05%	0.90%	0.90%

30      Expenses have been restated to reflect current fees.

31      Pursuant to a contract, FMG has agreed to make payments or waive its management, administrative and other fees to limit the expenses of the Portfolio through April 30, 2013 (unless the Board of Trustees consents to an earlier revision or termination of this arrangement) (“Expense Limitation Arrangement”) so that the annual operating expenses of the Portfolio (exclusive of taxes, interest, brokerage commissions, capitalized expenses, fees and expenses of other investment companies in which the Portfolio invests, dividend and interest expenses on securities sold short, and extraordinary expenses) do not exceed an annual rate of average daily net assets of 1.05% for Class IA and IB shares of the Portfolio. The Expense Limitation Arrangement may be terminated by FMG at any time after April 30, 2013.

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For the fiscal year ended December 31, 2011, the combined management fee plus 12b-1 fee of the Replacement Portfolio was lower than that of the Removed Portfolio.  In addition, the total annual operating expense ratio of the Replacement Portfolio was lower than that of the Removed Portfolio.  Furthermore, it is anticipated that both the Replacement Portfolio’s combined management fee plus 12b-1 fee and total annual operating expense ratio will be lower than those of the Removed Portfolio immediately after the Substitution.  Accordingly, the Substitution will benefit Contract owners with Contract value allocated to the Removed Portfolio by lowering the annual operating expense ratio.
c.	Performance of the Portfolios
The chart below compares the average annual total returns for the Class IA and Class IB shares of the Removed Portfolio and the Replacement Portfolio for the one-year, five-years and ten-year periods ended December 31, 2011.  Although the Removed Portfolio has outperformed the Replacement Portfolio over the one-year and five-year periods, the Replacement Portfolio has produced returns comparable to those of the Removed Portfolio over the ten-year period.

 Page 93 of a total of 176 pages

Portfolio	1 Year	5 Years	10 Years
Removed Portfolio EQ/Boston Advisors Equity Income Portfolio (Class IA)*	-0.07%	-1.78%	3.71%
Removed Portfolio EQ/Boston Advisors Equity Income Portfolio (Class IB)	-0.51%	-2.05%	3.52%
Russell 1000 Value Index	0.39%	-2.64%	3.89%
Replacement Portfolio EQ/Large Cap Value PLUS Portfolio (Class IA)*	-4.84%	-6.70%	1.46%
Replacement Portfolio EQ/Large Cap Value PLUS Portfolio (Class IB)	-5.09%	-6.97%	1.19%
Russell 1000 Value Index	0.39%	-2.64%	3.89%
*	Class IA Shares of both the Removed Portfolio and the Replacement Portfolio did not pay 12b-1 fees prior to January 1, 2012.

15.	Substitution 15 – Shares of EQ/Large Cap Value PLUS Portfolio for shares of EQ/JPMorgan Value Opportunities Portfolio

a.	Investment Advisers, Investment Objectives, Principal Investment Strategies and Principal Risks

Removed Portfolio	Replacement Portfolio
EQ/JPMorgan Value Opportunities Portfolio	EQ/Large Cap Value PLUS Portfolio
Investment Adviser (Subadviser)	Investment Adviser (Subadviser)
FMG JPMIM	FMG AllianceBernstein
Investment Objective	Investment Objective
Seeks to achieve long-term capital appreciation.	Seeks to achieve long-term growth of capital with an emphasis on risk-adjusted returns and managing volatility in the Portfolio.
Principal Investment Strategies	Principal Investment Strategies
Under normal circumstances, the Portfolio invests at least 80% of its net assets in equity securities of	Under normal circumstances, the Portfolio invests at least 80% of its net assets in securities of large-cap

 Page 94 of a total of 176 pages

mid- and large-capitalization companies. For this Portfolio, issuers with market capitalization between $2 billion and $5 billion are considered mid-capitalization while those above $5 billion are considered large-capitalization. The Portfolio may invest up to 10% of its net assets in foreign securities.

The Adviser employs a value-oriented investment approach that seeks to identify attractive companies through fundamental research and discounted cash flow analysis. The Adviser seeks to identify relative value within sectors by combining company analysis of its research and portfolio management teams with market sentiment and macro-insights of the portfolio managers.

 companies. For this Portfolio, large-cap companies mean those companies with market capitalizations within the range of at least one of the following large-cap indices: S&P 500 Index, Russell 1000 Index, S&P 100 Index, Morningstar Large Core Index, NYSE 100 Index.

The Portfolio’s assets normally are allocated among two investment managers: an Active Allocated Portion, and an Index Allocated Portion. Under normal circumstances, the Active Allocated Portion consists of approximately 25-35% of the Portfolio’s net assets and the Index Allocated Portion consists of approximately 65-75% of the Portfolio’s net assets. Approximately 10% of the Portfolio’s assets may be invested in Underlying ETFs that meet the investment criteria of the Portfolio.

The Active Allocated Portion of the Portfolio primarily invests in the equity securities of large-cap companies, which are defined for purposes of this portion as companies with market capitalizations of $1 billion or more. The Portfolio may engage in active and frequent trading of portfolio securities to achieve its investment objective. In managing the Active Allocated Portion, the Adviser uses a value-oriented, “bottom-up” approach.

The Index Allocated Portion of the Portfolio seeks to track the performance of the Russell 1000 Value Index.

FMG also may utilize futures and options, such as exchange-traded futures and options contracts on securities indices, to manage equity exposure. When market volatility is increasing above specific thresholds set for the Portfolio, the Manager may limit equity exposure either by reducing investments in securities, shorting or selling long futures and options positions on an index, increasing cash levels, and/or shorting an index, which is intended to reduce the overall risk of investing in the Portfolio. The Portfolio may invest up to 25% of its assets in derivatives.

Principal Risks	Principal Risks
● Currency Risk ● Equity Risk ● Foreign Securities Risk ● Investment Style Risk	● Cash Management Risk ● Custom Benchmark Risk ● Derivatives Risk ● Equity Risk

 Page 95 of a total of 176 pages

● Large-Cap Company Risk ● Mid-Cap Company Risk
●  Exchange Traded Funds Risk
●  Futures Contract Risk
●  Index Strategy Risk
●  Investment Style Risk
●  Large-Cap Company Risk
●  Leveraging Risk
●  Portfolio Turnover Risk
●  Short Position Risk
●  Volatility Management Risk

As the comparison demonstrates, the Removed and Replacement Portfolios invest in the same asset class with investment management oversight by the same investment adviser.  In addition, both Portfolios pursue substantially similar investment objectives, employing substantially similar principal investment strategies entailing substantially similar principal risks.  Therefore, the Section 26 Applicants believe that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.
Both the Removed Portfolio and the Replacement Portfolio seek capital appreciation as a primary component of their investment objectives and invest primarily in the equity securities of large-capitalization value companies.  The primary difference between the Portfolios is that the Removed Portfolio is subadvised by a single subadviser actively managing the Portfolio, as compared to the Replacement Portfolio’s more diverse approach, relying on a combination of active and passive management and emphasizing risk-adjusted returns.  The differences in the principal risks of the Portfolios are

 Page 96 of a total of 176 pages

attributable primarily to the Replacement Portfolio’s use of a passive management strategy for a portion of the Portfolio and its emphasis on risk-adjusted returns.  Through its active management allocation, the Replacement Portfolio pursues similar strategies as the Removed Portfolio, but the Replacement Portfolio also offers the benefits of diversification and broader asset class exposure by utilizing an index strategy for a portion of the Portfolio and investing in ETFs.  The Section 26 Applicants believe that the Replacement Portfolio’s use of these strategies and techniques offer greater diversification and potentially less risk to investors.  Accordingly, the Section 26 Applicants believe that the proposed Substitution would be beneficial to Contract owners because it provides continuity in asset class, investment manager, investment objective and principal investment strategies, while offering greater diversification and potentially reducing risk.
       b.   Fees, Expenses and Assets of the Portfolios
    As of December 31, 2011, the assets of the Replacement Portfolio, EQ/Large Cap Value PLUS Portfolio, were approximately $3.0 billion, while the assets of the Removed Portfolio, EQ/JPMorgan Value Opportunities Portfolio, were approximately $348.1 million.  Both the Removed Portfolio and the Replacement Portfolio offer Class IA and Class IB shares, which will be involved in the proposed Substitution.  Each class of shares of the Replacement Portfolio will be substituted for the corresponding class of shares of the Removed Portfolio.  Below is a table comparing the fees and expenses of the Removed Portfolio and the Replacement Portfolio.

 Page 97 of a total of 176 pages

(as of 12/31/11)	Removed Portfolio		Replacement Portfolio
	EQ/JPMorgan Value Opportunities Portfolio		EQ/Large Cap Value PLUS Portfolio
Share Class	IA32	IB	IA32	IB
Management Fee	0.60%	0.60%	0.48%	0.48%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%	0.25%	0.25%
Other Expenses	0.14%	0.14%	0.17%	0.17%
Total Annual Portfolio Operating Expenses	0.99%	0.99%	0.90%	0.90%

For the fiscal year ended December 31, 2011, the combined management fee plus 12b-1 fee of the Replacement Portfolio was lower than that of the Removed Portfolio.  In addition, the total annual operating expense ratio of the Replacement Portfolio was lower than that of the Removed Portfolio.  Furthermore, it is anticipated that both the Replacement Portfolio’s combined management fee plus 12b-1 fee and total annual operating expense ratio will be lower than those of the Removed Portfolio immediately after the Substitution.  Accordingly, the Substitution will benefit Contract owners with Contract value allocated to the Removed Portfolio by lowering the annual operating expense ratio.
c.	Performance of the Portfolios
The chart below compares the average annual total returns for the Class IA and Class IB shares of the Removed Portfolio and the Replacement Portfolio for the one-year, five-years and ten-year periods ended December 31, 2011.  Although the Removed Portfolio has outperformed the Replacement Portfolio over the five-year period, the

32      Expenses have been restated to reflect current fees.

 Page 98 of a total of 176 pages

Replacement Portfolio has produced returns comparable to those of the Removed Portfolio over the one-year period and ten-year periods.

Portfolio	1 Year	5 Years	10 Years
Removed Portfolio EQ/JPMorgan Value Opportunities Portfolio (Class IA)*	-5.00%	-3.23%	2.01%
Removed Portfolio EQ/JPMorgan Value Opportunities Portfolio (Class IB)	-5.32%	-3.48%	1.77%
Russell 1000 Value Index	0.39%	-2.64%	3.89%
Replacement Portfolio EQ/Large Cap Value PLUS Portfolio (Class IA)*	-4.84%	-6.70%	1.46%
Replacement Portfolio EQ/Large Cap Value PLUS Portfolio (Class IB)	-5.09%	-6.97%	1.19%
Russell 1000 Value Index	0.39%	-2.64%	3.89%
*	Class IA Shares of both the Removed Portfolio and the Replacement Portfolio did not pay 12b-1 fees prior to January 1, 2012.

16.	Substitution 16 – Shares of EQ/Large Cap Value PLUS Portfolio for shares of EQ/Van Kampen Comstock Portfolio

a.	Investment Advisers, Investment Objectives, Principal Investment Strategies and Principal Risks

Removed Portfolio	Replacement Portfolio
EQ/Van Kampen Comstock Portfolio	EQ/Large Cap Value PLUS Portfolio
Investment Adviser (Subadviser)	Investment Adviser (Subadviser)
FMG Invesco Advisers, Inc. (“Invesco”)	FMG AllianceBernstein
Investment Objective	Investment Objective
Seeks to achieve capital growth and income.	Seeks to achieve long-term growth of capital with

 Page 99 of a total of 176 pages

an emphasis on risk-adjusted returns and managing volatility in the Portfolio.
Principal Investment Strategies	Principal Investment Strategies
Under normal market conditions, the Portfolio invests at least 80% of its net assets in common stocks. The Portfolio may invest in issuers of any capitalization range.

The Adviser emphasizes a value style of investing, seeking well established, undervalued companies believed by the Adviser to possess the potential for capital growth and income.

The Portfolio may invest up to 25% of its total assets in securities of foreign issuers, including emerging market securities and depositary receipts. With respect to investments in foreign issuers, the Portfolio may enter into foreign currency transactions, including currency forward transactions, which are a type of derivative. The Portfolio generally holds up to 10% of its total assets in high-quality short-term debt securities and investment grade corporate debt securities as temporary investments. The Portfolio may invest up to 10% of its total assets in real estate investment trusts (“REITs”).

Under normal circumstances, the Portfolio invests at least 80% of its net assets in securities of large-cap companies. For this Portfolio, large-cap companies mean those companies with market capitalizations within the range of at least one of the following large-cap indices: S&P 500 Index, Russell 1000 Index, S&P 100 Index, Morningstar Large Core Index, NYSE 100 Index.

The Portfolio’s assets normally are allocated among two investment managers: an Active Allocated Portion, and an Index Allocated Portion. Under normal circumstances, the Active Allocated Portion consists of approximately 25-35% of the Portfolio’s net assets and the Index Allocated Portion consists of approximately 65-75% of the Portfolio’s net assets. Approximately 10% of the Portfolio’s assets may be invested in Underlying ETFs that meet the investment criteria of the Portfolio.

The Active Allocated Portion of the Portfolio primarily invests in the equity securities of large-cap companies, which are defined for purposes of this portion as companies with market capitalizations of $1 billion or more. The Portfolio may engage in active and frequent trading of portfolio securities to achieve its investment objective. In managing the Active Allocated Portion, the Adviser uses a value-oriented, “bottom-up” approach.

The Index Allocated Portion of the Portfolio seeks to track the performance of the Russell 1000 Value Index.

FMG also may utilize futures and options, such as exchange-traded futures and options contracts on securities indices, to manage equity exposure. When market volatility is increasing above specific thresholds set for the Portfolio, the Manager may limit equity exposure either by reducing investments in securities, shorting or selling long futures and options positions on an index, increasing cash levels, and/or shorting an index, which is intended to reduce the overall risk of investing in the Portfolio. The Portfolio may invest up to 25% of its assets in derivatives.

Principal Risks	Principal Risks
● Credit Risk	● Cash Management Risk

 Page 100 of a total of 176 pages

●  Currency Risk

●  Depositary Receipts Risk

●  Derivatives Risk

●  Emerging Markets Risk

●  Equity Risk

●  Foreign Securities Risk

●  Investment Style Risk

●  Interest Rate Risk

●  Investment Grade Securities Risk

●  Large-Cap Company Risk

●  Mid-Cap and Small-Cap Company Risk

●  Real Estate Investing Risk

●  Custom Benchmark Risk

●  Derivatives Risk

●  Equity Risk

●  Exchange Traded Funds Risk

●  Futures Contract Risk

●  Index Strategy Risk

●  Investment Style Risk

●  Large-Cap Company Risk

●  Leveraging Risk

●  Portfolio Turnover Risk

●  Short Position Risk

●  Volatility Management Risk

As the comparison demonstrates, the Removed and Replacement Portfolios invest in the same asset class with investment management oversight by the same investment adviser.  In addition, both Portfolios pursue substantially similar investment objectives, employing substantially similar principal investment strategies entailing substantially similar principal risks.  Therefore, the Section 26 Applicants believe that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.
Both the Removed Portfolio and the Replacement Portfolio seek capital appreciation as a primary component of their investment objectives and invest primarily in the equity securities of companies that meet a value style of investing.  The primary difference between the Portfolios is that the Removed Portfolio is subadvised by a single subadviser actively managing the Portfolio, as compared to the Replacement Portfolio’s

 Page 101 of a total of 176 pages

more diverse approach, relying on a combination of active and passive management and emphasizing risk-adjusted returns.  The differences in principal risks between the Replacement Portfolio and the Removed Portfolio are attributable primarily to the Replacement Portfolio’s use of a passive management strategy for a portion of the Portfolio and its emphasis on risk-adjusted returns.  Through its active management allocation, the Replacement Portfolio pursues similar strategies as the Removed Portfolio, but the Replacement Portfolio also offers the benefits of diversification and broader asset class exposure by utilizing an index strategy for a portion of the Portfolio and investing in ETFs.  The Section 26 Applicants believe that the Replacement Portfolio’s use of these strategies and techniques offer greater diversification and potentially less risk to investors.  Accordingly, the Section 26 Applicants believe that the proposed Substitution would be beneficial to Contract owners because it provides continuity in asset class, investment manager, investment objective and principal investment strategies, while offering greater diversification and potentially reducing risk.
b.	Fees, Expenses and Assets of the Portfolios
As of December 31, 2011, the assets of the Replacement Portfolio, EQ/Large Cap Value PLUS Portfolio, were approximately $3.0 billion, while the assets of the Removed Portfolio, EQ/Van Kampen Comstock Portfolio, were approximately $274.4 million.  Both the Removed Portfolio and the Replacement Portfolio offer Class IA and Class IB shares, which will be involved in the proposed Substitution.  Each class of shares of the Replacement Portfolio will be substituted for the corresponding class of shares of the Removed Portfolio.  Below is a table comparing the fees and expenses of the Removed Portfolio and the Replacement Portfolio.

 Page 102 of a total of 176 pages

(as of 12/31/11)	Removed Portfolio		Replacement Portfolio
	EQ/Van Kampen Comstock Portfolio		EQ/Large Cap Value PLUS Portfolio
Share Class	IA33	IB	IA33	IB
Management Fee	0.65%	0.65%	0.48%	0.48%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%	0.25%	0.25%
Other Expenses	0.13%	0.13%	0.17%	0.17%
Total Annual Portfolio Operating Expenses	1.03%	1.03%	0.90%	0.90%
Fee Waiver/Expense Reimbursement	-0.03%34	-0.03%34	NA	NA
Total – After Fee Waiver/Expense Reimbursement	1.00%	1.00%	0.90%	0.90%

For the fiscal year ended December 31, 2011, the combined management fee plus 12b-1 fee of the Replacement Portfolio was lower than that of the Removed Portfolio.  In addition, the total annual operating expense ratio of the Replacement Portfolio was lower than that of the Removed Portfolio.  Furthermore, it is anticipated that both the Replacement Portfolio’s combined management fee plus 12b-1 fee and total annual operating expense ratio will be lower than those of the Removed Portfolio immediately after the Substitution.  Accordingly, the Substitution will benefit Contract owners with Contract value allocated to the Removed Portfolio by lowering the annual operating expense ratio.

33      Expenses have been restated to reflect current fees.

34      Pursuant to a contract, FMG has agreed to make payments or waive its management, administrative and other fees to limit the expenses of the Portfolio through April 30, 2013 (unless the Board of Trustees consents to an earlier revision or termination of this arrangement) (“Expense Limitation Arrangement”) so that the annual operating expenses of the Portfolio (exclusive of taxes, interest, brokerage commissions, capitalized expenses, fees and expenses of other investment companies in which the Portfolio invests, dividend and interest expenses on securities sold short, and extraordinary expenses) do not exceed an annual rate of average daily net assets of 1.00% for Class IA and IB shares of the Portfolio. The Expense Limitation Arrangement may be terminated by FMG at any time after April 30, 2013.

 Page 103 of a total of 176 pages

c.	Performance of the Portfolios
The chart below compares the average annual total returns for the Class IA and Class IB shares of the Removed Portfolio and the Replacement Portfolio for the one-year, five-years and ten-year periods (since inception for the Removed Portfolio) ended December 31, 2011.  Although the Removed Portfolio has outperformed the Replacement Portfolio over the one-year and five-year periods, and a comparison over the ten-year period cannot be made, the Replacement Portfolio’s performance over the ten-year period is comparable to that of its benchmark index.

Portfolio	1 Year	5 Years	10 Years/Since Inception*
Removed Portfolio EQ/Van Kampen Comstock Portfolio (Class IA)**	-1.77%	-2.03%	1.52%
Removed Portfolio EQ/Van Kampen Comstock Portfolio (Class IB)	-2.01%	-2.27%	1.26%
Russell 1000 Value Index	0.39%	-2.64%	2.31%
Replacement Portfolio EQ/Large Cap Value PLUS Portfolio (Class IA)**	-4.84%	-6.70%	1.46%
Replacement Portfolio EQ/Large Cap Value PLUS Portfolio (Class IB)	-5.09%	-6.97%	1.19%
Russell 1000 Value Index	0.39%	-2.64%	3.89%
* **	The Removed Portfolio commenced operations on April 29, 2005. Class IA Shares of both the Removed Portfolio and the Replacement Portfolio did not pay 12b-1 fees prior to January 1, 2012

 Page 104 of a total of 176 pages

17.	Substitution 17 – Shares of EQ/Large Cap Value PLUS Portfolio for shares of Multimanager Large Cap Value Portfolio

a.	Investment Advisers, Investment Objectives, Principal Investment Strategies and Principal Risks

Removed Portfolio	Replacement Portfolio
Multimanager Large Cap Value Portfolio	EQ/Large Cap Value PLUS Portfolio
Investment Adviser (Subadviser)	Investment Adviser (Subadviser)
FMG AllianceBernstein Institutional Capital LLC MFS	FMG AllianceBernstein
Investment Objective	Investment Objective
Seeks to achieve long-term growth of capital with an emphasis on risk-adjusted returns and managing volatility in the Portfolio.	Seeks to achieve long-term growth of capital with an emphasis on risk-adjusted returns and managing volatility in the Portfolio.
Principal Investment Strategies	Principal Investment Strategies
Under normal circumstances, the Portfolio intends to invest at least 80% of its net assets in equity securities of U.S. large capitalization companies. For purposes of this Portfolio, large capitalization companies are companies with market capitalization within the range of the Russell 1000 Index at the time of investment.

FMG will generally allocate the Portfolio’s assets among three or more sub-advisers. Under normal circumstances, the Manager anticipates allocating approximately 50% of the Portfolio’s net assets to an Index Allocated Portion and the remaining 50% of net assets among Active Allocated Portions.

The Index Allocated Portion of the Portfolio seeks to track the performance of the Russell 1000 Value Index.

FMG also may utilize futures and options, such as exchange-traded futures and options contracts on securities indices, to manage equity exposure. When market volatility is increasing above specific thresholds set for the Portfolio, the Manager may limit equity exposure either by reducing investments in securities, shorting or selling long futures and options positions on an index, increasing cash

Under normal circumstances, the Portfolio invests at least 80% of its net assets in securities of large-cap companies. For this Portfolio, large-cap companies mean those companies with market capitalizations within the range of at least one of the following large-cap indices: S&P 500 Index, Russell 1000 Index, S&P 100 Index, Morningstar Large Core Index, NYSE 100 Index.

The Portfolio’s assets normally are allocated among two investment managers: an Active Allocated Portion, and an Index Allocated Portion. Under normal circumstances, the Active Allocated Portion consists of approximately 25-35% of the Portfolio’s net assets and the Index Allocated Portion consists of approximately 65-75% of the Portfolio’s net assets. Approximately 10% of the Portfolio’s assets may be invested in Underlying ETFs that meet the investment criteria of the Portfolio.

The Active Allocated Portion of the Portfolio primarily invests in the equity securities of large-cap companies, which are defined for purposes of this portion as companies with market capitalizations of $1 billion or more. The Portfolio may engage in active and frequent trading of

 Page 105 of a total of 176 pages

levels, and/or shorting an index, which is intended to reduce the overall risk of investing in the Portfolio. The Portfolio may invest up to 25% of its assets in derivatives.

Each Active Allocated Portion utilizes a value-oriented investment style and invests primarily in equity securities of companies that, in the view of the sub-adviser, are currently underpriced according to certain financial measurements, which may include price-to-earnings and price-to-book ratios and dividend income potential.
portfolio securities to achieve its investment objective. In managing the Active Allocated Portion, the Adviser uses a value-oriented, “bottom-up” approach.

The Index Allocated Portion of the Portfolio seeks to track the performance of the Russell 1000 Value Index.

FMG also may utilize futures and options, such as exchange-traded futures and options contracts on securities indices, to manage equity exposure. When market volatility is increasing above specific thresholds set for the Portfolio, the Manager may limit equity exposure either by reducing investments in securities, shorting or selling long futures and options positions on an index, increasing cash levels, and/or shorting an index, which is intended to reduce the overall risk of investing in the Portfolio. The Portfolio may invest up to 25% of its assets in derivatives.

Principal Risks	Principal Risks
●  Cash Management Risk
●  Custom Benchmark Risk
●  Derivatives Risk
●  Equity Risk
●  Futures Contract Risk
●  Index Strategy Risk
●  Investment Style Risk
●  Large-Cap Company Risk
●  Leverage Risk
●  Short Position Risk
●  Volatility Management Risk

●  Cash Management Risk
●  Custom Benchmark Risk
●  Derivatives Risk
●  Equity Risk
●  Exchange Traded Funds Risk
●  Futures Contract Risk
●  Index Strategy Risk
●  Investment Style Risk
●  Large-Cap Company Risk
●  Leveraging Risk
●  Portfolio Turnover Risk
●  Short Position Risk
●  Volatility Management Risk

As the comparison demonstrates, the Removed and Replacement Portfolios invest in the same asset class with investment management oversight by the same investment

 Page 106 of a total of 176 pages

adviser.  In addition, both Portfolios pursue identical investment objectives, employing substantially similar principal investment strategies entailing substantially similar principal risks.  The Section 26 Applicants believe that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.  Accordingly, the Section 26 Applicants believe that the proposed Substitution would be  beneficial to Contract owners because it would provide continuity in asset class, investment manager, investment objective, principal investment strategies and risks.
b.	Fees, Expenses and Assets of the Portfolios
As of December 31, 2011, the assets of the Replacement Portfolio, EQ/Large Cap Value PLUS Portfolio, were approximately $3.0 billion, while the assets of the Removed Portfolio, Multimanager Large Cap Value Portfolio, were approximately $1.1 billion.  The Removed Portfolio offers Class A and Class B shares and the Replacement Portfolio offers Class IA and Class IB shares, which will be involved in the proposed Substitution.  Class IA shares of the Replacement Portfolio will be substituted for Class A shares of the Removed Portfolio and Class IB shares of the Replacement Portfolio will be substituted for Class B shares of the Removed Portfolio.  Below is a table comparing the fees and expenses of the Removed Portfolio and the Replacement Portfolio.

 Page 107 of a total of 176 pages

(as of 12/31/11)	Removed Portfolio		Replacement Portfolio
	Multimanager Large Cap Value Portfolio		EQ/Large Cap Value PLUS Portfolio
Share Class	A35	B	IA35	IB
Management Fee	0.73%	0.73%	0.48%	0.48%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%	0.25%	0.25%
Other Expenses	0.18%	0.18%	0.17%	0.17%
Total Annual Portfolio Operating Expenses	1.16%	1.16%	0.90%	0.90%

For the fiscal year ended December 31, 2011, the combined management fee plus 12b-1 fee of the Replacement Portfolio was lower than that of the Removed Portfolio.  In addition, the total annual operating expense ratio of the Replacement Portfolio was lower than that of the Removed Portfolio.  Furthermore, it is anticipated that both the Replacement Portfolio’s combined management fee plus 12b-1 fee and total annual operating expense ratio will be lower than those of the Removed Portfolio immediately after the Substitution.  Accordingly, the Substitution will benefit Contract owners with Contract value allocated to the Removed Portfolio by lowering the annual operating expense ratio.
c.	Performance of the Portfolios
The chart below compares the average annual total returns for the Class A and Class B shares of the Removed Portfolio and the Class IA and Class IB shares of the Replacement Portfolio for the one-year, five-years and ten-year periods ended December 31, 2011.  Although the Removed Portfolio has outperformed the Replacement Portfolio

35      Expenses have been restated to reflect current fees.

 Page 108 of a total of 176 pages

over the five-year, the Replacement Portfolio has produced returns comparable to those of the Removed Portfolio over the one-year and ten-year periods.

Portfolio	1 Year	5 Years	10 Years
Removed Portfolio Multimanager Large Cap Value Portfolio (Class A)*	-5.23%	-2.92%	2.99%
Removed Portfolio Multimanager Large Cap Value Portfolio (Class B)	-5.47%	-3.16%	2.73%
Russell 1000 Value Index	0.39%	-2.64%	3.89%
Replacement Portfolio EQ/Large Cap Value PLUS Portfolio (Class IA)*	-4.84%	-6.70%	1.46%
Replacement Portfolio EQ/Large Cap Value PLUS Portfolio (Class IB)	-5.09%	-6.97%	1.19%
Russell 1000 Value Index	0.39%	-2.64%	3.89%
*	Class A Shares of the Removed Portfolio and Class IA Shares of the Replacement Portfolio did not pay 12b-1 fees prior to January 1, 2012.

18.	Substitution 18 – Shares of AXA Tactical Manager 400 Portfolio for shares of Multimanager Mid Cap Growth Portfolio

a.	Investment Advisers, Investment Objectives, Principal Investment Strategies and Principal Risks

Removed Portfolio	Replacement Portfolio
Multimanager Mid Cap Growth Portfolio	AXA Tactical Manager 400 Portfolio
Investment Adviser (Subadviser)	Investment Adviser (Subadviser)
FMG AllianceBernstein BRIM Franklin Advisers, Inc.	FMG AllianceBernstein BRIM

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Wellington Management Company, LLP
Investment Objective	Investment Objective
Seeks to achieve long-term growth of capital with an emphasis on risk-adjusted returns and managing volatility in the Portfolio.	The Portfolio seeks to achieve long-term growth of capital with an emphasis on risk-adjusted returns and managing volatility in the Portfolio.
Principal Investment Strategies	Principal Investment Strategies
Under normal circumstances, the Portfolio intends to invest at least 80% of its net assets in equity securities of U.S. mid-capitalization companies. For purposes of this Portfolio, mid-capitalization companies are companies with market capitalization within the range of companies in the Russell 2500 Index at the time of investment (as of December 31, 2011, the market capitalization of companies included in this index ranged from approximately $23.4 million to $9.7 billion).

FMG will generally allocate the Portfolio’s assets among three or more sub-advisers. Under normal circumstances, the Manager anticipates allocating approximately 50% of the Portfolio’s net assets to an Index Allocated Portion and the remaining 50% of net assets among Active Allocated Portions.

The Index Allocated Portion of the Portfolio seeks to track the performance of the Russell 2500 Growth Index.

FMG also may utilize futures and options, such as exchange-traded futures and options contracts on securities indices, to manage equity exposure. When market volatility is increasing above specific thresholds set for the Portfolio, the Manager may limit equity exposure either by reducing investments in securities, shorting or selling long futures and options positions on an index, increasing cash levels, and/or shorting an index, which is intended to reduce the overall risk of investing in the Portfolio. The Portfolio may invest up to 25% of its assets in derivatives.

Each Active Allocated Portion utilizes an aggressive, growth-oriented investment style and invests primarily in equity securities of companies that, in the view of the sub-adviser, are either in or entering into the growth phase of their business cycle.

The Portfolio is divided into two portions, one of which utilizes a passive investment index style focused on equity securities of mid-capitalization companies and a second portion which utilizes an actively managed futures and options strategy to tactically manage equity exposure in the Portfolio based on the level of volatility in the market. The combination of these strategies is intended to produce better risk-adjusted returns over time than investing exclusively in a passively managed portfolio of securities.

The Portfolio generally allocates approximately 50% of its net assets to track the performance of the S&P 400 Composite Stock Index (“S&P 400 Index”). This percentage may range from 0% to 100% of the Portfolio’s net assets depending on the level of volatility in the market. These investments typically represent the mid-capitalization sector of the U.S. equity market. As of December 31, 2011, the market capitalization of companies in this index ranged from $444.6 million to $8.0 billion. The Portfolio also may invest in ETFs that seek to track the S&P 400 Index and in other instruments, such as futures and options contracts, that provide exposure to the index.

The other portion of the Portfolio invests in futures and options contracts, including contracts on the S&P 400 Index, and other strategies to manage the Portfolio’s equity exposure. During periods when certain quantitative market indicators indicate that market volatility is high or is likely to increase, this portion of the Portfolio may implement strategies intended to reduce the Portfolio’s equity exposure. This portion of the Portfolio may reduce equity exposure in the Portfolio using a variety of strategies, including shorting or selling its long futures positions on an index, entering into short futures positions on an index, or increasing cash levels. Conversely, when the market volatility indicators decrease, this portion of the Portfolio may increase equity exposure in the Portfolio. These actions are intended to reduce the overall risk of investing in the Portfolio.

 Page 110 of a total of 176 pages

Principal Risks	Principal Risks
●  Cash Management Risk
●  Custom Benchmark Risk
●  Derivatives Risk
●  Equity Risk
●  Futures Contract Risk
●  Index Strategy Risk
●  Investment Style Risk
●  Leverage Risk
●  Mid Cap Company Risk
●  Short Position Risk
●  Volatility Management Risk

●  Cash Management Risk
●  Custom Benchmark Risk
●  Derivatives Risk
●  Equity Risk
●  Exchange Traded Funds Risk
●  Futures Contract Risk
●  Index Strategy Risk
●  Leveraging Risk
●  Mid-Cap Company Risk
●  Short Position Risk
●  Volatility Management Risk

As the comparison demonstrates, the Removed and Replacement Portfolios invest in the same asset class with investment management oversight by the same investment adviser.  In addition, both Portfolios pursue identical investment objectives, employing substantially similar principal investment strategies entailing substantially similar principal risks.  Therefore, the Section 26 Applicants believe that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.
b.	Fees, Expenses and Assets of the Portfolios
As of December 31, 2011, the assets of the Replacement Portfolio, AXA Tactical Manager 400 Portfolio, were approximately $157.1 million, while the assets of the Removed Portfolio, Multimanager Mid Cap Growth Portfolio, were approximately $446.2 million.  The Removed Portfolio offers Class A and Class B shares and the

 Page 111 of a total of 176 pages

Replacement Portfolio offers Class IA and Class IB shares which will be involved in the proposed Substitution.  Class IA shares of the Replacement Portfolio will be substituted for Class A shares of the Removed Portfolio and Class IB shares of the Replacement Portfolio will be substituted for Class B shares of the Removed Portfolio.  Below is a table comparing the fees and expenses of the Removed Portfolio and the Replacement Portfolio.

(as of 12/31/11)	Removed Portfolio		Replacement Portfolio
	Multimanager Mid Cap Growth Portfolio		AXA Tactical Manager 400 Portfolio
Share Class	A36	B	IA36	IB
Management Fee	0.80%	0.80%	0.45%	0.45%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%	0.25%	0.25%
Other Expenses	0.21%	0.21%	0.27%	0.27%
Total Annual Portfolio Operating Expenses	1.26%	1.26%	0.97%	0.97%
Fee Waiver/Expense Reimbursement	NA	NA	-0.02%37	-0.02%37
Total – After Fee Waiver/Expense Reimbursement	1.26%	1.26%	0.95%	0.95%

For the fiscal year ended December 31, 2011, the combined management fee plus 12b-1 fee of the Replacement Portfolio was lower

36      Expenses have been restated to reflect current fees.

37      Pursuant to a contract, FMG has agreed to make payments or waive its management, administrative and other fees to limit the expenses of the Portfolio through April 30, 2013 (unless the Board of Trustees consents to an earlier revision or termination of this arrangement) (“Expense Limitation Arrangement”) so that the annual operating expenses of the Portfolio (exclusive of taxes, interest, brokerage commissions, dividend and interest expenses on securities sold short, capitalized expenses, fees and expenses of other investment companies in which the Portfolio invests and extraordinary expenses) do not exceed an annual rate of average daily net assets of 0.95% for Class IA and Class IB shares of the Portfolio. The Expense Limitation Arrangement may be terminated by FMG at any time after April 30, 2013.

 Page 112 of a total of 176 pages

than that of the Removed Portfolio.  In addition, the total annual operating expense ratio of the Replacement Portfolio was lower than that of the Removed Portfolio.  Furthermore, it is anticipated that both the Replacement Portfolio’s combined management fee plus 12b-1 fee and total annual operating expense ratio will be lower than those of the Removed Portfolio immediately after the Substitution.  Accordingly, the Substitution will benefit Contract owners with Contract value allocated to the Removed Portfolio by lowering the annual operating expense ratio.
c.	Performance of the Portfolios
The chart below compares the average annual total returns for the Class A and Class B shares of the Removed Portfolio and the Class IA and Class IB shares of the Replacement Portfolio for the one-year, five-years and ten-year periods (since inception for the Replacement Portfolio) ended December 31, 2011.  While a comparison over the five-year and ten-year periods is not possible, the performance of the Replacement Portfolio and the Removed Portfolio has been comparable over the one-year period.  In addition, the Replacement Portfolio’s performance for the since inception period has been comparable to that of its benchmark.

 Page 113 of a total of 176 pages

Portfolio	1 Year	5 Years	10 Years/Since Inception*
Removed Portfolio Multimanager Mid Cap Growth Portfolio (Class A)**	-7.58%	1.17%	2.30%
Removed Portfolio Multimanager Mid Cap Growth Portfolio (Class B)	-7.90%	0.91%	2.04%
Russell 2500 Growth Index	-1.57%	2.89%	5.23%
Replacement Portfolio AXA Tactical Manager 400 Portfolio (Class IA)**	-7.92%	NA	15.93%
Replacement Portfolio AXA Tactical Manager 400 Portfolio (Class IB)	-8.19%	NA	15.41%
S&P 400 Index	-1.73%	NA	20.55%
* **
The Replacement Portfolio commenced operations on May 27, 2009.
Class A Shares of the Removed Portfolio and Class IA Shares of the Replacement Portfolio did not pay 12b-1 fees prior to January 1, 2012.

19.	Substitution 19 – Shares of EQ/Mid Cap Value PLUS Portfolio for shares of Multimanager Mid Cap Value Portfolio

a.	Investment Advisers, Investment Objectives, Principal Investment Strategies and Principal Risks

Removed Portfolio	Replacement Portfolio
Multimanager Mid Cap Value Portfolio	EQ/Mid Cap Value PLUS Portfolio
Investment Adviser (Subadviser)	Investment Adviser (Subadviser)
FMG BRIM Diamond Hill Capital Management, Inc. Knightsbridge Asset Management, LLC Tradewinds Global Investors, LLC	FMG Wellington Management Company, LLP (“Wellington Management”) BRIM
Investment Objective	Investment Objective

 Page 114 of a total of 176 pages

Seeks to achieve long-term growth of capital with an emphasis on risk-adjusted returns and managing volatility in the Portfolio.	Seeks to achieve long-term capital appreciation with an emphasis on risk-adjusted returns and managing volatility in the Portfolio.
Principal Investment Strategies	Principal Investment Strategies
Under normal circumstances, the Portfolio intends to invest at least 80% of its net assets in equity securities of U.S. mid-capitalization companies. For purposes of this Portfolio, mid-capitalization companies generally are companies with market capitalization within the range of companies in the Russell 2500 Index or the Russell Midcap Index.

FMG will generally allocate the Portfolio’s assets among three or more sub-advisers. Under normal circumstances, the Manager anticipates allocating approximately 50% of the Portfolio’s net assets to an Index Allocated Portion and the remaining 50% of net assets among Active Allocated Portions.

The Index Allocated Portion of the Portfolio seeks to track the performance of the Russell 2500 Value Index.

FMG also may utilize futures and options, such as exchange-traded futures and options contracts on securities indices, to manage equity exposure. When market volatility is increasing above specific thresholds set for the Portfolio, the Manager may limit equity exposure either by reducing investments in securities, shorting or selling long futures and options positions on an index, increasing cash levels, and/or shorting an index, which is intended to reduce the overall risk of investing in the Portfolio. The Portfolio may invest up to 25% of its assets in derivatives.

Each Active Allocated Portion utilizes a value-oriented investment style and invests primarily in equity securities of companies that are currently under-valued.

Under normal circumstances, the Portfolio invests at least 80% of its net assets in securities of companies with medium market capitalizations. For this Portfolio, medium market capitalization companies means those companies with market capitalizations within the range of at least one of the following mid-cap indices: Russell Midcap Index, Morningstar Mid Core Index, S&P MidCap 400 Index.

The Portfolio’s assets normally are allocated among three investment managers: an Active Allocated Portion, and an Index Allocated Portion. Under normal circumstances, the Active Allocated Portion consists of approximately 30% of the Portfolio’s net assets and the Index Allocated Portion consists of approximately 60% of the Portfolio’s net assets. Approximately 10% of the Portfolio’s assets may be invested in Underlying ETFs that meet the investment criteria of the Portfolio.

The Active Allocated Portion invests primarily in common stocks.  The Active Allocated Portion may also invest up to 20% of its total assets in securities of foreign issuers, including up to 10% of those in developing markets. In choosing investments for the Active Allocated Portion, the Adviser seeks to add value through bottom-up fundamentally driven security selection, favoring those securities that appear to be undervalued in the marketplace.

The Index Allocated Portion of the Portfolio seeks to track the performance of the Russell Midcap Value Index.

FMG also may utilize futures and options, such as exchange-traded futures and options contracts on securities indices, to manage equity exposure. When market volatility is increasing above specific thresholds set for the Portfolio, the Manager may limit equity exposure either by reducing investments in securities, shorting or selling long futures and options positions on an index, increasing cash levels, and/or shorting an index, which is intended to reduce the overall risk of investing in the Portfolio. The Portfolio may invest up to 25% of its assets in derivatives.

Principal Risks	Principal Risks

 Page 115 of a total of 176 pages

●  Cash Management Risk
●  Custom Benchmark Risk
●  Derivatives Risk
●  Equity Risk
●  Futures Contract Risk
●  Index Strategy Risk
●  Investment Style Risk
●  Leverage Risk
●  Mid Cap Company Risk
●  Short Position Risk
●  Volatility Management Risk

●  Cash Management Risk
●  Currency Risk
●  Custom Benchmark Risk
●  Derivatives Risk
●  Emerging Markets Risk
●  Equity Risk
●  Exchange Traded Funds Risk
●  Foreign Securities Risk
●  Futures Contract Risk
●  Index Strategy Risk
●  Investment Style Risk
●  Leveraging Risk
●  Mid-Cap Company Risk
●  Short Position Risk
●  Volatility Management Risk

As the comparison demonstrates, the Removed and Replacement Portfolios invest in the same asset class with investment management oversight by the same investment adviser.  In addition, both Portfolios pursue substantially similar investment objectives, employing substantially similar principal investment strategies entailing substantially similar principal risks.  Therefore, the Section 26 Applicants believe that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.
Both the Removed Portfolio and the Replacement Portfolio seek capital appreciation as a primary component of their investment objectives and invest primarily

 Page 116 of a total of 176 pages

in the equity securities of medium capitalization value companies.  The primary difference between the Portfolios is that the Removed Portfolio is subadvised by multiple subadvisers actively managing the Portfolio, as compared to the Replacement Portfolio’s more diverse approach, relying on a combination of active and passive management and emphasizing risk-adjusted returns.  The differences in the principal risks of the Portfolios are attributable primarily to the Replacement Portfolio’s use of a passive management strategy for a portion of the Portfolio and its emphasis on risk-adjusted returns.  Through its active management allocation, the Replacement Portfolio pursues similar strategies as the Removed Portfolio, but the Replacement Portfolio also offers the benefits of diversification and broader asset class exposure by utilizing an index strategy for a portion of the Portfolio and investing in ETFs.  The Section 26 Applicants believe that the Replacement Portfolio’s use of these strategies and techniques offer greater diversification and potentially less risk to investors.  Accordingly, the Section 26 Applicants believe that the proposed Substitution would be beneficial to Contract owners because it provides continuity in asset class, investment manager, investment objective and principal investment strategies, while offering greater diversification and potentially reducing risk.
b.	Fees, Expenses and Assets of the Portfolios
As of December 31, 2011, the assets of the Replacement Portfolio, EQ/Mid Cap Value PLUS Portfolio, were approximately $1.6 billion, while the assets of the Removed Portfolio, Multimanager Mid Cap Value Portfolio, were approximately $547.1 million.  The Removed Portfolio offers Class A and Class B shares and the Replacement Portfolio offers Class IA and Class IB shares, which will be involved in the proposed Substitution.  Class IA shares of the Replacement Portfolio will be substituted for Class A shares of the

 Page 117 of a total of 176 pages

Removed Portfolio and Class IB shares of the Replacement Portfolio will be substituted for Class B shares of the Removed Portfolio.  Below is a table comparing the fees and expenses of the Removed Portfolio and the Replacement Portfolio.

(as of 12/31/11)	Removed Portfolio		Replacement Portfolio
	Multimanager Mid Cap Value Portfolio		EQ/Mid Cap Value PLUS Portfolio
Share Class	A38	B	IA38	IB
Management Fee	0.80%	0.80%	0.55%	0.55%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%	0.25%	0.25%
Other Expenses	0.19%	0.19%	0.18%	0.18%
Acquired Fund Fees and Expenses	NA	NA	0.03%	0.03%
Total Annual Portfolio Operating Expenses	1.24%	1.24%	1.01%	1.01%

For the fiscal year ended December 31, 2011, the combined management fee plus 12b-1 fee of the Replacement Portfolio was lower than that of the Removed Portfolio.  In addition, the total annual operating expense ratio of the Replacement Portfolio was lower than that of the Removed Portfolio.  Furthermore, it is anticipated that both the Replacement Portfolio’s combined management fee plus 12b-1 fee and total annual operating expense ratio will be lower than those of the Removed Portfolio immediately after the Substitution.  Accordingly, the Substitution will benefit Contract owners with Contract value allocated to the Removed Portfolio by lowering the annual operating expense ratio.

38      Expenses have been restated to reflect current fees.

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c.	Performance of the Portfolios
The chart below compares the average annual total returns for the Class A and Class B shares of the Removed Portfolio and the Class IA and Class IB shares of the Replacement Portfolio for the one-year, five-years and ten-year periods ended December 31, 2011.  Although the Removed Portfolio has outperformed the Replacement Portfolio over the five-year period, the Replacement Portfolio has produced returns comparable to those of the Removed Portfolio over the ten-year period and significantly outperformed the Removed Portfolio over the one-year period.

Portfolio	1 Year	5 Years	10 Years
Removed Portfolio Multimanager Mid Cap Value Portfolio (Class A)*	-13.07%	0.28%	4.35%
Removed Portfolio Multimanager Mid Cap Value Portfolio (Class B)	-13.36%	0.03%	4.08%
Russell 2500 Value Index	-3.36%	-0.58%	7.16%
Replacement Portfolio EQ/Mid Cap Value PLUS Portfolio (Class IA)*	-9.04%	-1.88%	4.45%
Replacement Portfolio EQ/Mid Cap Value PLUS Portfolio (Class IB)	-9.44%	-2.16%	4.16%
Russell Midcap Value Index	-1.38%	0.04%	7.67%
*	Class A Shares of the Removed Portfolio and Class IA Shares of the Replacement Portfolio did not pay 12b-1 fees prior to January 1, 2012.

 Page 119 of a total of 176 pages

20.	Substitution 20 – Shares of AXA Tactical Manager 2000 Portfolio for shares of Multimanager Small Cap Growth Portfolio

a.	Investment Advisers, Investment Objectives, Principal Investment Strategies and Principal Risks

Removed Portfolio	Replacement Portfolio
Multimanager Small Cap Growth Portfolio	AXA Tactical Manager 2000 Portfolio
Investment Adviser (Subadviser)	Investment Adviser (Subadviser)
FMG BRIM Lord, Abbett MSIM NorthPointe Capital, LLC	FMG AllianceBernstein BRIM
Investment Objective	Investment Objective
Seeks to achieve long-term growth of capital with an emphasis on risk-adjusted returns and managing volatility in the Portfolio.	The Portfolio seeks to achieve long-term growth of capital with an emphasis on risk-adjusted returns and managing volatility in the Portfolio.
Principal Investment Strategies	Principal Investment Strategies
Under normal circumstances, the Portfolio intends to invest at least 80% of its net assets in equity securities of U.S. small-capitalization companies. For purposes of this Portfolio, small-capitalization companies are companies with market capitalization within the range of companies in the Russell 2000 Index at the time of investment (as of December 31, 2011, the market capitalization of companies included in this index ranged from approximately $23.4 million to $3.7 billion).

FMG will generally allocate the Portfolio’s assets among three or more sub-advisers. Under normal circumstances, the Manager anticipates allocating approximately 50% of the Portfolio’s net assets to an Index Allocated Portion and the remaining 50% of net assets among Active Allocated Portions.

The Index Allocated Portion of the Portfolio seeks to track the performance of the Russell 2000 Growth Index.

FMG also may utilize futures and options, such as exchange-traded futures and options contracts on

The Portfolio is divided into two portions, one of which utilizes a passive investment index style focused on equity securities of small-capitalization companies and a second portion which utilizes an actively managed futures and options strategy to tactically manage equity exposure in the Portfolio based on the level of volatility in the market. The combination of these strategies is intended to produce better risk-adjusted returns over time than investing exclusively in a passively managed portfolio of securities.

The Portfolio generally allocates approximately 50% of its net assets to track the performance of the Russell 2000® Index. This percentage may range from 0% to 100% of the Portfolio’s net assets depending on the level of volatility in the market. These investments typically represent the small-capitalization sector of the U.S. equity market. As of December 31, 2011, the market capitalization of companies in this index ranged from $23.4 million to $3.7 billion. The Portfolio also may invest in ETFs that seek to track the Russell 2000® Index and in other instruments, such as futures and options

 Page 120 of a total of 176 pages

securities indices, to manage equity exposure. When market volatility is increasing above specific thresholds set for the Portfolio, the Manager may limit equity exposure either by reducing investments in securities, shorting or selling long futures and options positions on an index, increasing cash levels, and/or shorting an index, which is intended to reduce the overall risk of investing in the Portfolio. The Portfolio may invest up to 25% of its assets in derivatives.

Each Active Allocated Portion utilizes an aggressive, growth-oriented investment style and invests primarily in equity securities of companies that are either in or entering into the growth phase of their business cycle. The Active Allocated Portions also may invest, to a limited extent (generally up to 20% of its net assets), in foreign securities, including securities companies based in developing countries and depositary receipts of foreign based companies. The sub-advisers for the Active Allocated Portions also may engage in active and frequent trading of portfolio securities in seeking to achieve the Portfolio’s objective.
contracts, that provide exposure to the index.

The other portion of the Portfolio invests in futures and options contracts, including contracts on the Russell 2000 Index, and other strategies to manage the Portfolio’s equity exposure. During periods when certain quantitative market indicators indicate that market volatility is high or is likely to increase, this portion of the Portfolio may implement strategies intended to reduce the Portfolio’s equity exposure. This portion of the Portfolio may reduce equity exposure in the Portfolio using a variety of strategies, including shorting or selling its long futures positions on an index, entering into short futures positions on an index, or increasing cash levels. Conversely, when the market volatility indicators decrease, this portion of the Portfolio may increase equity exposure in the Portfolio. These actions are intended to reduce the overall risk of investing in the Portfolio.

Principal Risks	Principal Risks
●  Cash Management Risk
●  Currency Risk
●  Custom Benchmark Risk
●  Depositary Receipts Risk
●  Derivatives Risk
●  Emerging Markets Risk
●  Equity Risk
●  Foreign Securities Risk
●  Futures Contract Risk
●  Index Strategy Risk
●  Investment Style Risk
●  Leverage Risk
●  Portfolio Turnover Risk
●  Small-Cap and Micro-Cap Company Risk

●  Cash Management Risk
●  Custom Benchmark Risk
●  Derivatives Risk
●  Equity Risk
●  Exchange Traded Funds Risk
●  Futures Contract Risk
●  Index Strategy Risk
●  Leveraging Risk
●  Short Position Risk
●  Small-Cap Company Risk
●  Volatility Management Risk

 Page 121 of a total of 176 pages

● Short Position Risk ● Volatility Management Risk

As the comparison demonstrates, the Removed and Replacement Portfolios invest in the same asset class with investment management oversight by the same investment adviser.  In addition, both Portfolios pursue identical investment objectives, employing substantially similar principal investment strategies entailing substantially similar principal risks.  Therefore, the Section 26 Applicants believe that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.
b.	Fees, Expenses and Assets of the Portfolios
As of December 31, 2011, the assets of the Replacement Portfolio, AXA Tactical Manager 2000 Portfolio, were approximately $516.4 million, while the assets of the Removed Portfolio, Multimanager Small Cap Growth Portfolio, were approximately $549.9 million.  The Removed Portfolio offers Class A and Class B shares and the Replacement Portfolio offers Class IA and Class IB shares which will be involved in the proposed Substitution.  Class IA shares of the Replacement Portfolio will be substituted for Class A shares of the Removed Portfolio and Class IB shares of the Replacement Portfolio will be substituted for Class B shares of the Removed Portfolio.  Below is a table comparing the fees and expenses of the Removed Portfolio and the Replacement Portfolio.

 Page 122 of a total of 176 pages

(as of 12/31/11)	Removed Portfolio		Replacement Portfolio
	Multimanager Small Cap Growth Portfolio		AXA Tactical Manager 2000 Portfolio
Share Class	A39	B	IA39	IB
Management Fee	0.85%	0.85%	0.45%	0.45%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%	0.25%	0.25%
Other Expenses	0.18%	0.18%	0.25%	0.25%
Total Annual Portfolio Operating Expenses	1.28%	1.28%	0.95%	0.95%

For the fiscal year ended December 31, 2011, the combined management fee plus 12b-1 fee of the Replacement Portfolio was lower than that of the Removed Portfolio.  In addition, the total annual operating expense ratio of the Replacement Portfolio was lower than that of the Removed Portfolio.  Furthermore, it is anticipated that both the Replacement Portfolio’s combined management fee plus 12b-1 fee and total annual operating expense ratio will be lower than those of the Removed Portfolio immediately after the Substitution.  Accordingly, the Substitution will benefit Contract owners with Contract value allocated to the Removed Portfolio by lowering the annual operating expense ratio.
c.	Performance of the Portfolios
The chart below compares the average annual total returns for the Class A and Class B shares of the Removed Portfolio and the Class IA and Class IB shares of the Replacement Portfolio for the one-year, five-years and ten-year periods (since inception for the Replacement Portfolio) ended December 31, 2011.  A true comparison over the five-year and ten-year periods is not possible, but the Replacement Portfolio has

39      Expenses have been restated to reflect current fees.
 Page 123 of a total of 176 pages

outperformed the Removed Portfolio over the one-year period.  In addition, it should be noted that since inception the Replacement Portfolio has produced exceptional returns.

Portfolio	1 Year	5 Years	10 Years/Since Inception*
Removed Portfolio Multimanager Small Cap Growth Portfolio (Class A)**	-15.43%	-2.60%	0.90%
Removed Portfolio Multimanager Small Cap Growth Portfolio (Class B)	-15.74%	-2.79%	0.80%
Russell 2000 Growth Index	-2.91%	2.09%	4.48%
Replacement Portfolio AXA Tactical Manager 2000 Portfolio (Class IA)**	-10.26%	NA	14.50%
Replacement Portfolio AXA Tactical Manager 2000 Portfolio (Class IB)	-10.58%	NA	14.00%
Russell 2000 Index	-4.18%	NA	18.83%
* **
The Replacement Portfolio commenced operations on May 27, 2009.
Class A Shares of the Removed Portfolio and Class IA Shares of the Replacement Portfolio did not pay 12b-1 fees prior to January 1, 2012.

21.	Substitution 21 – Shares of AXA Tactical Manager 2000 Portfolio for shares of Multimanager Small Cap Value Portfolio

a.	Investment Advisers, Investment Objectives, Principal Investment Strategies and Principal Risks

Removed Portfolio	Replacement Portfolio
Multimanager Small Cap Value Portfolio	AXA Tactical Manager 2000 Portfolio
Investment Adviser (Subadviser)	Investment Adviser (Subadviser)
FMG BRIM Franklin Advisory Services, LLC Horizon Asset Management, LLC	FMG AllianceBernstein BRIM

 Page 124 of a total of 176 pages

Pacific Global Investment Management Company
Investment Objective	Investment Objective
Seeks to achieve long-term growth of capital with an emphasis on risk-adjusted returns and managing volatility in the Portfolio.	The Portfolio seeks to achieve long-term growth of capital with an emphasis on risk-adjusted returns and managing volatility in the Portfolio.
Principal Investment Strategies	Principal Investment Strategies
Under normal circumstances, the Portfolio intends to invest at least 80% of its net assets in equity securities of U.S. small-capitalization companies. For purposes of this Portfolio, small-capitalization companies are companies with market capitalization within the range of the Russell 2000 Index at the time of investment (market capitalization range of approximately $23.4 million to $3.7 billion as of December 31, 2011).

FMG will generally allocate the Portfolio’s assets among three or more sub-advisers. Under normal circumstances, the Manager anticipates allocating approximately 50% of the Portfolio’s net assets to an Index Allocated Portion and the remaining 50% of net assets among Active Allocated Portions.

The Index Allocated Portion of the Portfolio seeks to track the performance of the Russell 2000 Value Index.

FMG also may utilize futures and options, such as exchange-traded futures and options contracts on securities indices, to manage equity exposure. When market volatility is increasing above specific thresholds set for the Portfolio, the Manager may limit equity exposure either by reducing investments in securities, shorting or selling long futures and options positions on an index, increasing cash levels, and/or shorting an index, which is intended to reduce the overall risk of investing in the Portfolio. The Portfolio may invest up to 25% of its assets in derivatives.

Each Active Allocated Portion utilizes a value-oriented investment style and invests primarily in equity securities of companies that are currently under-priced. The Active Allocated Portions also may invest, to a limited extent (generally up to 20% of its net assets), in foreign securities, including securities of companies based in developing countries and depositary receipts of foreign based companies. The Active Allocated Portions may engage in active and frequent trading to achieve the portfolio’s investment objective.

The Portfolio is divided into two portions, one of which utilizes a passive investment index style focused on equity securities of small-capitalization companies and a second portion which utilizes an actively managed futures and options strategy to tactically manage equity exposure in the Portfolio based on the level of volatility in the market. The combination of these strategies is intended to produce better risk-adjusted returns over time than investing exclusively in a passively managed portfolio of securities.

The Portfolio generally allocates approximately 50% of its net assets to track the performance of the Russell 2000® Index. This percentage may range from 0% to 100% of the Portfolio’s net assets depending on the level of volatility in the market. These investments typically represent the small-capitalization sector of the U.S. equity market. As of December 31, 2011, the market capitalization of companies in this index ranged from $23.4 million to $3.7 billion. The Portfolio also may invest in ETFs that seek to track the Russell 2000® Index and in other instruments, such as futures and options contracts, that provide exposure to the index.

The other portion of the Portfolio invests in futures and options contracts, including contracts on the Russell 2000 Index, and other strategies to manage the Portfolio’s equity exposure. During periods when certain quantitative market indicators indicate that market volatility is high or is likely to increase, this portion of the Portfolio may implement strategies intended to reduce the Portfolio’s equity exposure. This portion of the Portfolio may reduce equity exposure in the Portfolio using a variety of strategies, including shorting or selling its long futures positions on an index, entering into short futures positions on an index, or increasing cash levels. Conversely, when the market volatility indicators decrease, this portion of the Portfolio may increase equity exposure in the Portfolio. These actions are intended to reduce the overall risk of investing in the Portfolio.

 Page 125 of a total of 176 pages

Principal Risks	Principal Risks
●  Cash Management Risk
●  Currency Risk
●  Custom Benchmark Risk
●  Depositary Receipts Risk
●  Derivatives Risk
●  Emerging Markets Risk
●  Equity Risk
●  Foreign Securities Risk
●  Futures Contract Risk
●  Index Strategy Risk
●  Investment Style Risk
●  Leverage Risk
●  Portfolio Turnover Risk
●  Small-Cap Company Risk
●  Short Position Risk
●  Volatility Management Risk

●  Cash Management Risk
●  Custom Benchmark Risk
●  Derivatives Risk
●  Equity Risk
●  Exchange Traded Funds Risk
●  Futures Contract Risk
●  Index Strategy Risk
●  Leveraging Risk
●  Short Position Risk
●  Small-Cap Company Risk
●  Volatility Management Risk

As the comparison demonstrates, the Removed and Replacement Portfolios invest in the same asset class with investment management oversight by the same investment adviser.  In addition, both Portfolios pursue identical investment objectives, employing substantially similar principal investment strategies entailing substantially similar principal risks.  Therefore, the Section 26 Applicants believe that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

 Page 126 of a total of 176 pages

b.	Fees, Expenses and Assets of the Portfolios
As of December 31, 2011, the assets of the Replacement Portfolio, AXA Tactical Manager 2000 Portfolio, were approximately $516.4 million, while the assets of the Removed Portfolio, Multimanager Small Cap Value Portfolio, were approximately $670.0 million.  The Removed Portfolio offers Class A and Class B shares and the Replacement Portfolio offers Class IA and Class IB shares which will be involved in the proposed Substitution.  Class IA shares of the Replacement Portfolio will be substituted for Class A shares of the Removed Portfolio and Class IB shares of the Replacement Portfolio will be substituted for Class B shares of the Removed Portfolio.  Below is a table comparing the fees and expenses of the Removed Portfolio and the Replacement Portfolio.

(as of 12/31/11)	Removed Portfolio		Replacement Portfolio
	Multimanager Small Cap Value Portfolio		AXA Tactical Manager 2000 Portfolio
Share Class	A40	B	IA40	IB
Management Fee	0.85%	0.85%	0.45%	0.45%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%	0.25%	0.25%
Other Expenses	0.18%	0.18%	0.25%	0.25%
Total Annual Portfolio Operating Expenses	1.28%	1.28%	0.95%	0.95%

For the fiscal year ended December 31, 2011, the combined management fee plus 12b-1 fee of the Replacement Portfolio was lower than that of the Removed Portfolio.  In addition, the total annual operating expense ratio of the Replacement Portfolio was lower than that of the Removed Portfolio.  Furthermore, it is anticipated that both the

40      Expenses have been restated to reflect current fees.
 Page 127 of a total of 176 pages

Replacement Portfolio’s combined management fee plus 12b-1 fee and total annual operating expense ratio will be lower than those of the Removed Portfolio immediately after the Substitution.  Accordingly, the Substitution will benefit Contract owners with Contract value allocated to the Removed Portfolio by lowering the annual operating expense ratio.
c.	Performance of the Portfolios
The chart below compares the average annual total returns for the Class A and Class B shares of the Removed Portfolio and the Class IA and Class IB shares of the Replacement Portfolio for the one-year, five-years and ten-year periods (since inception for the Replacement Portfolio) ended December 31, 2011.  While a comparison over the five-year and ten-year periods is not possible, the performance of the Replacement Portfolio has been comparable to that of the Removed Portfolio over the one-year period.

Portfolio	1 Year	5 Years	10 Years/Since Inception*
Removed Portfolio Multimanager Small Cap Value Portfolio (Class A)**	-8.79%	-4.06%	3.30%
Removed Portfolio Multimanager Small Cap Value Portfolio (Class B)	-9.01%	-4.32%	3.05%
Russell 2000 Value Index	-5.50%	-1.87%	6.40%
Replacement Portfolio AXA Tactical Manager 2000 Portfolio (Class IA)**	-10.26%	NA	14.50%
Replacement Portfolio AXA Tactical Manager 2000 Portfolio (Class IB)	-10.58%	NA	14.00%
Russell 2000 Index	-4.18%	NA	18.83%
*	The Replacement Portfolio commenced operations on May 27, 2009.

**	Class A Shares of the Removed Portfolio and Class IA Shares of the Replacement Portfolio did not pay 12b-1 fees prior to January 1, 2012.

 Page 128 of a total of 176 pages

22.	Substitution 22 – Shares of EQ/Intermediate Government Bond Portfolio for shares of EQ/Core Bond Index Portfolio

a.	Investment Advisers, Investment Objectives, Principal Investment Strategies and Principal Risks

Removed Portfolio	Replacement Portfolio
EQ/Core Bond Index Portfolio	EQ/Intermediate Government Bond Index Portfolio
Investment Adviser (Subadviser)	Investment Adviser (Subadviser)
FMG SSgA Funds Management, Inc. (“SSgA FM”)	FMG SSgA FM
Investment Objective	Investment Objective
Seeks to achieve a total return before expenses that approximates the total return performance of the Barclays Capital Intermediate U.S. Government/Credit Index (“Intermediate Government Credit Index”), including reinvestment of dividends, at a risk level consistent with that of the Intermediate Government Credit Index.

Seeks to achieve a total return before expenses that approximates the total return performance of the Barclays Capital Intermediate U.S. Government Bond Index (“Intermediate Government Bond Index”), including reinvestment of dividends, at a risk level consistent with that of the Intermediate Government Bond Index.

Principal Investment Strategies	Principal Investment Strategies
Under normal market conditions, the Portfolio invests at least 80% of its net assets, plus borrowings for investment purposes, in securities that are included in the Intermediate Government Credit Index, which covers the U.S. dollar denominated, investment grade, fixed-rate, taxable bond market, including U.S. Treasury and government-related, corporate, credit and agency fixed-rate debt securities. The Manager also may invest up to 40% of the Portfolio’s assets in ETFs that invest in securities included in the Intermediate Government Credit Index.

In seeking to achieve the Portfolio’s investment objective, the Adviser will employ a stratified sample approach to build a portfolio whose broad characteristics match those of the Intermediate Government Credit Index.

The Portfolio normally invests at least 80% of its net assets in debt securities that are included in the Intermediate Government Bond Index. The Intermediate Government Bond Index is an unmanaged index that measures the performance of securities consisting of all U.S. Treasury and agency securities with remaining maturities of from one to ten years and issue amounts of at least $250 million outstanding, which may include zero-coupon securities. The Manager may also invest up to 40% of the Portfolio’s assets in ETFs that invest in securities included in the Intermediate Government Bond Index.

In seeking to achieve the Portfolio’s investment objective, the Adviser will employ a stratified sample approach to build a portfolio whose broad characteristics match those of the Intermediate Government Bond Index.

 Page 129 of a total of 176 pages

Principal Risks	Principal Risks
● Credit Risk ● Exchange Traded Funds ● Index Strategy Risk ● Interest Rate Risk ● Investment Grade Securities Risk	● Credit Risk ● Exchange Traded Funds Risk ● Index Strategy Risk ● Interest Rate Risk ● Investment Grade Securities Risk ● Zero Coupon and Pay-in-Kind Securities Risk

As the comparison demonstrates, the Removed and Replacement Portfolios invest in the same asset class with investment management oversight by the same investment adviser.  In addition, both Portfolios pursue substantially similar investment objectives, employing substantially similar principal investment strategies entailing substantially similar principal risks.  Therefore, the Section 26 Applicants believe that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.
Both the Removed Portfolio and the Replacement Portfolio seek total return by investing in a portfolio of high quality U.S. debt securities.  The primary difference between the Portfolios is that the Removed Portfolio seeks to track (before fee and expenses) the performance of the Intermediate Government Credit Index, which consists of high quality U.S. government and corporate debt securities, while the Replacement Portfolio invests primarily in an actively managed portfolio of debt securities included in the Intermediate Government Bond Index, which consists of high quality U.S. government debt securities and does not include corporate debt securities.  The Section 26 Applicants believe that, notwithstanding this difference, the Replacement

 Page 130 of a total of 176 pages

Portfolio is an appropriate substitute portfolio because, like the Removed Portfolio, the Replacement Portfolio invests in a portfolio of high quality debt securities of U.S. issuers and seeks a return that approximates that of a benchmark of such securities.  Accordingly, the Section 26 Applicants believe that the proposed Substitution would be beneficial to Contract owners because it provides continuity in asset class, investment manager, investment objective and principal investment strategies.
b.	Fees, Expenses and Assets of the Portfolios
As of December 31, 2011, the assets of the Replacement Portfolio, EQ/Intermediate Government Bond Portfolio, were approximately $4.5 billion, while the assets of the Removed Portfolio, EQ/Core Bond Index Portfolio, were approximately $6.7 billion.  Both the Removed Portfolio and the Replacement Portfolio offer Class IA and Class IB shares which will be involved in the proposed Substitution.  Each class of shares of the Replacement Portfolio will be substituted for the corresponding class of shares of the Removed Portfolio.  Below is a table comparing the fees and expenses of the Removed Portfolio and the Replacement Portfolio.

(as of 12/31/11)	Removed Portfolio		Replacement Portfolio
	EQ/Core Bond Index Portfolio		EQ/Intermediate Government Bond Portfolio
Share Class	IA41	IB	IA41	IB
Management Fee	0.35%	0.35%	0.35%	0.35%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%	0.25%	0.25%
Other Expenses	0.12%	0.12%	0.12%	0.12%
Acquired Fund Fees and Expenses	NA	NA	0.05%	0.05%
Total Annual Portfolio Operating Expenses	0.72%	0.72%	0.77%	0.77%

41      Expenses have been restated to reflect current fees.
 Page 131 of a total of 176 pages

For the fiscal year ended December 31, 2011, the combined management fee plus 12b-1 fee of the Replacement Portfolio was the same as that of the Removed Portfolio.  In addition, the total annual operating expense ratio, excluding acquired fund fees and expenses, of the Replacement Portfolio was the same as that of the Removed Portfolio.  Furthermore, it is anticipated that the Replacement Portfolio’s combined management fee plus 12b-1 fee and the total annual operating expense ratio, excluding acquired fund fees and expenses, will not be any higher than that of the Removed Portfolio immediately after the Substitution.  Accordingly, the Substitution will not harm Contract owners with Contract value allocated to the Removed Portfolio by ensuring that the combined management fee plus 12b-1 fee and the total annual portfolio operating expense ratio of the Replacement Portfolio immediately after the Substitution are no higher than that of the Removed Portfolio.
c.	Performance of the Portfolios
The chart below compares the average annual total returns for the Class IA and Class IB shares of the Removed Portfolio and the Replacement Portfolio for the one-year, five-years and ten-year periods ended December 31, 2011.  The Replacement Portfolio outperformed the Removed Portfolio for each such time period.

 Page 132 of a total of 176 pages

Portfolio	1 Year	5 Years	10 Years
Removed Portfolio EQ/Core Bond Index Portfolio (Class IA)*	5.01%	1.58%	3.22%
Removed Portfolio EQ/Core Bond Index Portfolio (Class IB)	4.85%	1.34%	2.97%
Barclays Intermediate U.S. Government/Credit Index	5.80%	5.88%	5.20%
Replacement Portfolio EQ/Intermediate Government Bond Portfolio (Class IA)*	5.54%	3.76%	3.69%
Replacement Portfolio EQ/Intermediate Government Bond Portfolio (Class IB)	5.30%	3.50%	3.43%
Barclays Intermediate U.S. Government Bond Index	6.08%	5.86%	4.89%
*	Class IA Shares of both the Removed Portfolio and the Replacement Portfolio did not pay 12b-1 fees prior to January 1, 2012.

23.	Substitution 23 – Shares of EQ/Intermediate Government Bond Portfolio for shares of EQ/Global Bond PLUS Portfolio

a.	Investment Advisers, Investment Objectives, Principal Investment Strategies and Principal Risks

Removed Portfolio	Replacement Portfolio
EQ/Global Bond PLUS Portfolio	EQ/Intermediate Government Bond Portfolio
Investment Adviser (Subadviser)	Investment Adviser (Subadviser)
FMG First International Advisors, LLC (“First International”) and Wells Capital Management, Inc. BRIM	FMG SSgA FM
Investment Objective	Investment Objective
Seeks to achieve capital growth and current income.	Seeks to achieve a total return before expenses that approximates the total return performance of the

 Page 133 of a total of 176 pages

Barclays Capital Intermediate U.S. Government Bond Index (“Intermediate Government Bond Index”), including reinvestment of dividends, at a risk level consistent with that of the Intermediate Government Bond Index.
Principal Investment Strategies	Principal Investment Strategies
The Portfolio’s assets normally are allocated among two investment managers. One portion of the Portfolio is the Active Allocated Portion and one portion of the Portfolio is Index Allocated Portion. Under normal circumstances, the Active Allocated Portion consists of approximately 25-35% of the Portfolio’s net assets and the Index Allocated Portion consists of approximately 65-75% of the Portfolio’s net assets. Approximately 10% of the Portfolio’s assets may be invested in Underlying ETFs that meet the investment criteria of the Portfolio.

The Portfolio normally invests at least 80% of its net assets in debt securities, including obligations of foreign government or corporate entities or supranational agencies denominated in various currencies. The Portfolio invests primarily in investment grade debt securities. The Portfolio normally invests in at least three countries and may invest in the securities of issuers in emerging markets.

The Active Allocated Portion may invest up to 20% of its assets in foreign mortgage- and asset-based securities and/or foreign bank obligations. In addition, the Active Allocated Portion may invest up to 20% of its assets in investment grade fixed income securities or obligations of U.S. government entities or U.S. corporations. The Active Allocated Portion may invest up to 5% of its total assets in debt securities that are rated below investment grade

The Index Allocated Portion of the Portfolio seeks to track the performance of the Barclays Intermediate U.S. Government/Credit Index (“Intermediate Government Credit Index”) The Intermediate Government Credit Index covers the U.S. dollar denominated, investment grade, fixed-rate, taxable bond market, including U.S. Treasury and government-related, corporate, credit and agency fixed-rate debt securities.

The Portfolio may invest up to 30% of the Portfolio’s total assets in derivatives such as foreign currency forward contracts as a substitute for investing directly in securities or for hedging purposes.

The Portfolio normally invests at least 80% of its net assets in debt securities that are included in the Intermediate Government Bond Index. The Intermediate Government Bond Index is an unmanaged index that measures the performance of securities consisting of all U.S. Treasury and agency securities with remaining maturities of from one to ten years and issue amounts of at least $250 million outstanding, which may include zero-coupon securities. The Manager may also invest up to 40% of the Portfolio’s assets in ETFs that invest in securities included in the Intermediate Government Bond Index.

In seeking to achieve the Portfolio’s investment objective, the Adviser will employ a stratified sample approach to build a portfolio whose broad characteristics match those of the Intermediate Government Bond Index.

 Page 134 of a total of 176 pages

Principal Risks	Principal Risks
●        Credit Risk
●        Currency Risk
●        Derivatives Risk
●        Emerging Markets Risk
●        Exchange Traded Funds Risk
●        European Economic Risk
●        Foreign Securities Risk
●        Index Strategy Risk
●        Interest Rate Risk
●        Investment Grade Securities Risk
●        Junk Bonds or Lower Rated Securities Risk
●        Leveraging Risk
●        Mortgage-Backed and Asset-Backed Securities Risk
●        Portfolio Turnover Risk
● Credit Risk • Exchange Traded Funds Risk ● Index Strategy Risk ● Interest Rate Risk ● Investment Grade Securities Risk ● Zero Coupon and Pay-in-Kind Securities Risk

As the comparison demonstrates, the Removed and Replacement Portfolios invest in the same asset class with investment management oversight by the same investment adviser.  In addition, both Portfolios pursue substantially similar investment objectives, employing substantially similar principal investment strategies entailing substantially similar principal risks.  Therefore, the Section 26 Applicants believe that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

 Page 135 of a total of 176 pages

Both the Removed Portfolio and the Replacement Portfolio seek a combination of income and capital appreciation and invest primarily in high-quality debt securities.  The strategies of the Removed Portfolio and the Replacement Portfolio differ in that the Removed Portfolio generally invests in foreign debt securities to a greater extent than the Replacement Portfolio, and the Removed Portfolio invests primarily in debt securities of government and corporate issuers, while the Replacement Portfolio invests primarily in U.S. government debt securities.  The Section 26 Applicants believe that, notwithstanding these differences, the Replacement Portfolio is an appropriate substitute portfolio for the Removed Portfolio because, like the Removed Portfolio, the Replacement Portfolio invests in a portfolio of high quality debt securities and has the ability to invest up to 20% of its assets in foreign debt securities and/or corporate debt securities, thereby offering the potential for continued exposure to those types of investments.  In addition, each Portfolio historically has invested a substantial portion of its assets in U.S. debt securities.  Accordingly, the Section 26 Applicants believe that the proposed Substitution would be beneficial to Contract owners because it would provide continuity in asset class, investment manager, investment objective and principal investment strategies.
b.	Fees, Expenses and Assets of the Portfolios
As of December 31, 2011, the assets of the Replacement Portfolio, EQ/Intermediate Government Bond Portfolio, were approximately $4.5 billion, while the assets of the Removed Portfolio, EQ/Global Bond PLUS Portfolio, were approximately $1.0 billion.  Both the Removed Portfolio and the Replacement Portfolio offer Class IA and Class IB shares which will be involved in the proposed Substitution.  Each class of shares of the Replacement Portfolio will be substituted for the corresponding class of

 Page 136 of a total of 176 pages

shares of the Removed Portfolio.  Below is a table comparing the fees and expenses of the Removed Portfolio and the Replacement Portfolio.

(as of 12/31/11)	Removed Portfolio		Replacement Portfolio
	EQ/Global Bond PLUS Portfolio		EQ/Intermediate Government Bond Portfolio
Share Class	IA42	IB	IA42	IB
Management Fee	0.55%	0.55%	0.35%	0.35%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%	0.25%	0.25%
Other Expenses	0.19%	0.19%	0.12%	0.12%
Acquired Fund Fees and Expenses	NA	NA	0.05%	0.05%
Total Annual Portfolio Operating Expenses	0.99%	0.99%	0.77%	0.77%

For the fiscal year ended December 31, 2011, the combined management fee plus 12b-1 fee of the Replacement Portfolio was lower than that of the Removed Portfolio.  In addition, the total annual operating expense ratio of the Replacement Portfolio was lower than that of the Removed Portfolio.  Furthermore, it is anticipated that both the Replacement Portfolio’s combined management fee plus 12b-1 fee and total annual operating expense ratio will be lower than those of the Removed Portfolio immediately after the Substitution.  Accordingly, the Substitution will benefit Contract owners with Contract value allocated to the Removed Portfolio by lowering the annual operating expense ratio.
c.	Performance of the Portfolios
The chart below compares the average annual total returns for the Class IA and Class IB shares of the Removed Portfolio and the Replacement Portfolio for the one-year,

42      Expenses have been restated to reflect current fees.

 Page 137 of a total of 176 pages

five-years and ten-year periods (since inception for the Removed Portfolio) ended December 31, 2011.  Although the Removed Portfolio outperformed the Replacement Portfolio over the five-year period, the Replacement Portfolio outperformed the Removed Portfolio over the one-year period.  In addition, while a comparison over the ten-year period is not possible, the performance of the Replacement Portfolio has been comparable to that of its benchmark index over that time period.

Portfolio	1 Year	5 Years	10 Years/Since Inception*
Removed Portfolio EQ/Global Bond PLUS Portfolio (Class IA)**	4.78%	5.94%	4.95%
Removed Portfolio EQ/Global Bond PLUS Portfolio (Class IB)	4.41%	5.65%	4.68%
Bank of America Merrill Lynch Global Broad Market Index	5.98%	6.53%	NA
Replacement Portfolio EQ/Intermediate Government Bond Portfolio (Class IA)**	5.54%	3.76%	3.69%
Replacement Portfolio EQ/Intermediate Government Bond Portfolio (Class IB)	5.30%	3.50%	3.43%
Barclays Intermediate U.S. Government Bond Index	6.08%	5.86%	4.89%
*	The Removed Portfolio commenced operations on October 3, 2005.
**	Class IA Shares of both the Removed Portfolio and the Replacement Portfolio did not pay 12b-1 fees prior to January 1, 2012.

 Page 138 of a total of 176 pages

24.	Substitution 24 – Shares of EQ/Intermediate Government Bond Portfolio for shares of EQ/Quality Bond PLUS Portfolio

a.	Investment Advisers, Investment Objectives, Principal Investment Strategies and Principal Risks

Removed Portfolio	Replacement Portfolio
EQ/Quality Bond PLUS Portfolio	EQ/Intermediate Government Bond Portfolio
Investment Adviser (Subadviser)	Investment Adviser (Subadviser)
FMG AllianceBernstein	FMG SSgA FM
Investment Objective	Investment Objective
Seeks to achieve high current income consistent with moderate risk to capital.
Seeks to achieve a total return before expenses that approximates the total return performance of the Barclays Capital Intermediate U.S. Government Bond Index (“Intermediate Government Bond Index”), including reinvestment of dividends, at a risk level consistent with that of the Intermediate Government Bond Index.

Principal Investment Strategies	Principal Investment Strategies
Under normal circumstances, the Portfolio invests at least 80% of its net assets in debt securities. For this Portfolio, debt securities include direct and indirect investments in debt securities and investments in other investment companies The Portfolio invests primarily (either directly or indirectly through other investments) in securities, including government, corporate and agency mortgage- and asset-backed securities, that are rated investment grade at the time of purchase. The Portfolio may engage in active and frequent trading of portfolio securities to achieve its investment objective.

The Portfolio’s assets normally are allocated among two portions, the Active Allocated Portion and  the Fund of Funds Portion. Under normal circumstances, the Active Allocated Portion consists of approximately 25-35% of the Portfolio’s net assets and the Fund of Funds Portion consists of approximately 65-75% of the Portfolio’s net assets. Approximately 10% of the Portfolio’s assets may be invested in ETFs that meet the investment criteria of the Portfolio.

The Active Allocated Portion of the Portfolio may invest in USD and non-USD denominated foreign securities, including those of both developed and developing countries.

The Portfolio normally invests at least 80% of its net assets in debt securities that are included in the Intermediate Government Bond Index. The Intermediate Government Bond Index is an unmanaged index that measures the performance of securities consisting of all U.S. Treasury and agency securities with remaining maturities of from one to ten years and issue amounts of at least $250 million outstanding, which may include zero-coupon securities. The Manager may also invest up to 40% of the Portfolio’s assets in ETFs that invest in securities included in the Intermediate Government Bond Index.

In seeking to achieve the Portfolio’s investment objective, the Adviser will employ a stratified sample approach to build a portfolio whose broad characteristics match those of the Intermediate Government Bond Index.

 Page 139 of a total of 176 pages

The Fund of Funds Portion may invest in one or more other mutual funds managed by FMG that invest their assets in debt securities and other financial instruments and securities that derive their value from debt securities (“Underlying Portfolios”). The Underlying Portfolios are fixed-income securities portfolios that either (i) seek to track a fixed-income securities benchmark index (before deduction of fees and expenses) (this strategy is also known as an indexing strategy) or (ii) invest in securities included in a fixed-income securities benchmark index and use futures and options contracts to adjust the Underlying Portfolio’s overall duration to seek to hedge the risk of investing in a portfolio of debt securities during periods when interest rates may increase.
Principal Risks	Principal Risks
●        Affiliated Portfolio Risk
●        Convertible Securities Risk
●        Credit Risk
●        Currency Risk
●        Derivatives Risk
●        Emerging Markets Risk
●        Exchange Traded Funds Risk
●        Foreign Securities Risk
●        Index Strategy Risk
●        Interest Rate Risk
●        Investment Grade Securities Risk
●        Leveraging Risk
●        Liquidity Risk
●        Mortgage-Backed and Asset-Backed Securities Risk
●        Portfolio Turnover Risk
●        Risks of Investing in Other Investment Companies
● Credit Risk ● Exchange Traded Funds Risk ● Index Strategy Risk ● Interest Rate Risk ● Investment Grade Securities Risk ● Zero Coupon and Pay-in-Kind Securities Risk

 Page 140 of a total of 176 pages

● Short Position Risk

As the comparison demonstrates, the Removed and Replacement Portfolios invest in the same asset class with investment management oversight by the same investment adviser.  In addition, both Portfolios pursue substantially similar investment objectives, employing substantially similar principal investment strategies entailing substantially similar principal risks.  Therefore, the Section 26 Applicants believe that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.
Both the Removed Portfolio and the Replacement Portfolio seek current income as a primary component of their investment objectives and invest primarily in a portfolio of high quality U.S. debt securities.  The primary difference between the Portfolios is that the Removed Portfolio may invest in debt securities of government and corporate issuers (either directly or through investments in other investment companies), while the Replacement Portfolio invests primarily in a portfolio of debt securities included in the Intermediate Government Bond Index, which consists of high quality U.S. government debt securities and does not include corporate debt securities.  The Section 26 Applicants believe that, notwithstanding this difference, the Replacement Portfolio is an appropriate substitute portfolio because, like the Removed Portfolio, the Replacement Portfolio invests primarily in a portfolio of high quality debt securities of U.S. issuers.  Accordingly, the Section 26 Applicants believe that the proposed Substitution would be beneficial to Contract owners because it would provide continuity in asset class, investment manager, investment objective and principal investment strategies.

 Page 141 of a total of 176 pages

        b.   Fees, Expenses and Assets of the Portfolios
As of December 31, 2011, the assets of the Replacement Portfolio, EQ/Intermediate Government Bond Portfolio, were approximately $4.5 billion, while the assets of the Removed Portfolio, EQ/Quality Bond PLUS Portfolio, were approximately $803.3 million.  Both the Removed Portfolio and the Replacement Portfolio offer Class IA and Class IB shares which will be involved in the proposed Substitution.  Each class of shares of the Replacement Portfolio will be substituted for the corresponding class of shares of the Removed Portfolio.  Below is a table comparing the fees and expenses of the Removed Portfolio and the Replacement Portfolio.

 Page 142 of a total of 176 pages

(as of 12/31/11)	Removed Portfolio		Replacement Portfolio
	EQ/Quality Bond PLUS Portfolio		EQ/Intermediate Government Bond Portfolio
Share Class	IA43	IB	IA43	IB
Management Fee	0.40%	0.40%	0.35%	0.35%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%	0.25%	0.25%
Other Expenses	0.19%	0.19%	0.12%	0.12%
Acquired Fund Fees and Expenses	0.41%	0.41%	0.05%	0.05%
Total Annual Portfolio Operating Expenses	1.25%	1.25%	0.77%	0.77%
Fee Waiver/Expense Reimbursement	-0.40%44	-0.40%44	NA	NA
Total – After Fee Waiver/Expense Reimbursement	0.85%	0.85%	0.77%	0.77%

For the fiscal year ended December 31, 2011, the combined management fee plus 12b-1 fee of the Replacement Portfolio was lower than that of the Removed Portfolio.  In addition, the total annual operating expense ratio of the Replacement Portfolio was lower than that of the Removed Portfolio.  Furthermore, it is anticipated that both the

43      Expenses have been restated to reflect current fees.

44      Pursuant to a contract, FMG has agreed to make payments or waive its management, administrative and other fees to limit the expenses of the Portfolio through April 30, 2013 (unless the Board of Trustees consents to an earlier revision or termination of this arrangement) (“Expense Limitation Arrangement”) so that the annual operating expenses (including Acquired Fund Fees and Expenses) of the Portfolio (exclusive of taxes, interest, brokerage commissions, capitalized expenses, dividend and interest expenses on securities sold short, and extraordinary expenses) do not exceed an annual rate of average daily net assets of 0.85% for Class IA and IB shares of the Portfolio. The Expense Limitation Arrangement may be terminated by FMG at any time after April 30, 2013.

 Page 143 of a total of 176 pages

Replacement Portfolio’s combined management fee plus 12b-1 fee and total annual operating expense ratio will be lower than those of the Removed Portfolio immediately after the Substitution.  Accordingly, the Substitution will benefit Contract owners with Contract value allocated to the Removed Portfolio by lowering the annual operating expense ratio.
c.	Performance of the Portfolios
The chart below compares the average annual total returns for the Class IA and Class IB shares of the Removed Portfolio and the Replacement Portfolio for the one-year, five-years and ten-year periods ended December 31, 2011.  Over the one-year, five-year and ten-year periods, the Replacement Portfolio outperformed the Removed Portfolio.

Portfolio	1 Year	5 Years	10 Years
Removed Portfolio EQ/Quality Bond PLUS Portfolio (Class IA)*	1.42%	2.42%	3.40%
Removed Portfolio EQ/Quality Bond PLUS Portfolio (Class IB)	1.16%	2.20%	3.16%
Barclays Intermediate U.S. Government/Credit Index	5.80%	5.88%	5.20%
Replacement Portfolio EQ/Intermediate Government Bond Portfolio (Class IA)*	5.54%	3.76%	3.69%
Replacement Portfolio EQ/Intermediate Government Bond Portfolio (Class IB)	5.30%	3.50%	3.43%
Barclays Intermediate U.S. Government Bond Index	6.08%	5.86%	4.89%
*	Class IA Shares of both the Removed Portfolio and the Replacement Portfolio did not pay 12b-1 fees prior to January 1, 2012.

 Page 144 of a total of 176 pages

25.	Substitution 25 – Shares of EQ/Intermediate Government Bond Portfolio for shares of Multimanager Core Bond Portfolio

a.	Investment Advisers, Investment Objectives, Principal Investment Strategies and Principal Risks

Removed Portfolio	Replacement Portfolio
Multimanager Core Bond Portfolio	EQ/Intermediate Government Bond Portfolio
Investment Adviser (Subadviser)	Investment Adviser (Subadviser)
FMG BlackRock Financial Management, Inc. Pacific Investment Management Company LLC (“PIMCO”) SSgA FM	FMG SSgA FM
Investment Objective	Investment Objective
Seeks to achieve a balance of high current income and capital appreciation, consistent with a prudent level of risk.
Seeks to achieve a total return before expenses that approximates the total return performance of the Barclays Capital Intermediate U.S. Government Bond Index (“Intermediate Government Bond Index”), including reinvestment of dividends, at a risk level consistent with that of the Intermediate Government Bond Index.

Principal Investment Strategies	Principal Investment Strategies
Under normal circumstances, the Portfolio intends to invest at least 80% of its net assets in investment grade bonds. The Portfolio invests primarily in U.S. government and corporate debt securities.

FMG will generally allocate the Portfolio’s assets among three or more sub-advisers, allocating approximately 50% of the Portfolio’s net assets to an Index Allocated Portion and the remaining 50% of net assets among Active Allocated Portions.

The Index Allocated Portion of the Portfolio seeks to track the performance of the Barclays Intermediate U.S. Government/Credit Index.

The Active Allocated Portions may invest in debt securities of U.S. and foreign issuers, including issuers located in emerging markets. The Active Allocated Portions’ investments may include government securities, corporate bonds, bonds of foreign issuers (including those denominated in

The Portfolio normally invests at least 80% of its net assets in debt securities that are included in the Intermediate Government Bond Index. The Intermediate Government Bond Index is an unmanaged index that measures the performance of securities consisting of all U.S. Treasury and agency securities with remaining maturities of from one to ten years and issue amounts of at least $250 million outstanding, which may include zero-coupon securities. The Manager may also invest up to 40% of the Portfolio’s assets in ETFs that invest in securities included in the Intermediate Government Bond Index.

In seeking to achieve the Portfolio’s investment objective, the Adviser will employ a stratified sample approach to build a portfolio whose broad characteristics match those of the Intermediate Government Bond Index.

 Page 145 of a total of 176 pages

foreign currencies or U.S. dollars), commercial and residential mortgage-backed securities, and asset-backed securities. Foreign currency exposure (from non-U.S. dollar-denominated securities or currencies) normally will be limited to 10% of the portfolio’s total assets. The Active Allocated Portions may engage in active and frequent trading to achieve the Portfolio’s investment objective.

The Portfolio may invest up to 50% of its assets in derivatives.

Principal Risks	Principal Risks
●        Credit Risk
●       Currency Risk
●        Derivatives Risk
●        Emerging Markets Risk
●      Foreign Securities Risk
●        Index Strategy Risk
●        Interest Rate Risk
●       Investment Grade Securities Risk
●       Leverage Risk
●        Mortgage-Backed and Asset-Backed Securities Risk
●        Portfolio Turnover Risk
● Credit Risk ● Exchange Traded Funds Risk ● Index Strategy Risk ● Interest Rate Risk ● Investment Grade Securities Risk ● Zero Coupon and Pay-in-Kind Securities Risk

As the comparison demonstrates, the Removed and Replacement Portfolios invest in the same asset class with investment management oversight by the same investment adviser.  In addition, both Portfolios pursue substantially similar investment objectives, employing substantially similar principal investment strategies entailing substantially similar principal risks.  Therefore, the Section 26 Applicants believe that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

 Page 146 of a total of 176 pages

Both the Removed Portfolio and the Replacement Portfolio seek a combination of current income and capital appreciation and invest primarily in a portfolio of high quality U.S. debt securities.  The primary difference between the Portfolios is that the Removed Portfolio may invest in debt securities of government and corporate issuers, while the Replacement Portfolio invests primarily in a portfolio of debt securities included in the Intermediate Government Bond Index, which consists of high quality U.S. government debt securities and does not include corporate debt securities.  The Section 26 Applicants believe that, notwithstanding this difference, the Replacement Portfolio is an appropriate substitute portfolio because, like the Removed Portfolio, the Replacement Portfolio invests primarily in a portfolio of high quality debt securities of U.S. issuers.  Accordingly, the Section 26 Applicants believe that the proposed Substitution would be beneficial to Contract owners because it would provide continuity in asset class, investment manager, investment objective and principal investment strategies.
b.	Fees, Expenses and Assets of the Portfolios
As of December 31, 2011, the assets of the Replacement Portfolio, EQ/Intermediate Government Bond Portfolio, were approximately $4.5 billion, while the assets of the Removed Portfolio, Multimanager Core Bond Portfolio, were approximately $2.9 billion.  The Removed Portfolio offers Class A and Class B shares and the Replacement Portfolio offers Class IA and Class IB shares which will be involved in the proposed Substitution.  Class IA shares of the Replacement Portfolio will be substituted for Class A shares of the Removed Portfolio and Class IB shares of the Replacement Portfolio will be substituted for Class B shares of the Removed Portfolio.  Below is a table comparing the fees and expenses of the Removed Portfolio and the Replacement Portfolio.

 Page 147 of a total of 176 pages

(as of 12/31/11)	Removed Portfolio		Replacement Portfolio
	Multimanager Core Bond Portfolio		EQ/Intermediate Government Bond Portfolio
Share Class	A45	B	IA45	IB
Management Fee	0.52%	0.52%	0.35%	0.35%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%	0.25%	0.25%
Other Expenses	0.17%	0.17%	0.12%	0.12%
Acquired Fund Fees and Expenses	NA	NA	0.05%	0.05%
Total Annual Portfolio Operating Expenses	0.94%	0.94%	0.77%	0.77%

For the fiscal year ended December 31, 2011, the combined management fee plus 12b-1 fee of the Replacement Portfolio was lower than that of the Removed Portfolio.  In addition, the total annual operating expense ratio of the Replacement Portfolio was lower than that of the Removed Portfolio.  Furthermore, it is anticipated that both the Replacement Portfolio’s combined management fee plus 12b-1 fee and total annual operating expense ratio will be lower than those of the Removed Portfolio immediately after the Substitution.  Accordingly, the Substitution will benefit Contract owners with Contract value allocated to the Removed Portfolio by lowering the annual operating expense ratio.
c.	Performance of the Portfolios
The chart below compares the average annual total returns for the Class A and Class B shares of the Removed Portfolio and the Class IA and Class IB shares of the Replacement Portfolio for the one-year, five-years and ten-year periods ended December 31, 2011.  Although the Removed Portfolio outperformed the Replacement Portfolio over

45      Expenses have been restated to reflect current fees.

 Page 148 of a total of 176 pages

the five-year and ten-year periods, the performance of the Replacement Portfolio was comparable to that of the Removed Portfolio over the one-year period.

Portfolio	1 Year	5 Years	10 Years
Removed Portfolio Multimanager Core Bond Portfolio (Class A)*	6.10%	6.07%	5.28%
Removed Portfolio Multimanager Core Bond Portfolio (Class B)	5.83%	5.79%	5.02%
Barclays Intermediate U.S. Government/Credit Index	5.80%	5.88%	5.20%
Replacement Portfolio EQ/Intermediate Government Bond Portfolio (Class IA)*	5.54%	3.76%	3.69%
Replacement Portfolio EQ/Intermediate Government Bond Portfolio (Class IB)	5.30%	3.50%	3.43%
Barclays Intermediate U.S. Government Bond Index	6.08%	5.86%	4.89%
*	Class A Shares of the Removed Portfolio and Class IA Shares of the Replacement Portfolio did not pay 12b-1 fees prior to January 1, 2012.

26.	Substitution 26 – Shares of EQ/Intermediate Government Bond Portfolio for shares of Multimanager Multi-Sector Bond Portfolio

a.	Investment Advisers, Investment Objectives, Principal Investment Strategies and Principal Risks

Removed Portfolio	Replacement Portfolio
Multimanager Multi-Sector Bond Portfolio	EQ/Intermediate Government Bond Portfolio
Investment Adviser (Subadviser)	Investment Adviser (Subadviser)
FMG PIMCO Post Advisory Group, LLC SSgA FM	FMG SSgA FM

 Page 149 of a total of 176 pages

Investment Objective	Investment Objective
Seeks to achieve high total return through a combination of current income and capital appreciation.
Seeks to achieve a total return before expenses that approximates the total return performance of the Barclays Capital Intermediate U.S. Government Bond Index (“Intermediate Government Bond Index”), including reinvestment of dividends, at a risk level consistent with that of the Intermediate Government Bond Index.

Principal Investment Strategies	Principal Investment Strategies
Under normal circumstances, the Portfolio intends to invest at least 80% of its net assets in a diversified mix of bonds, including investment grade bonds and bonds that are rated below investment grade. The Portfolio may invest up to 20% of its total assets in junk bonds.

FMG will generally allocate the Portfolio’s assets among three or more sub-advisers, allocating approximately 50% of the Portfolio’s net assets to an Index Allocated Portion and the remaining 50% of net assets among Active Allocated Portions.

The Index Allocated Portion of the Portfolio seeks to track the performance of the Barclays Intermediate U.S. Government/Credit Index.

The Active Allocated Portions invest primarily in debt securities of U.S. issuers. The Active Allocated Portions may invest, to a limited extent, in securities denominated in foreign currencies and U.S. dollar denominated securities of foreign issuers, including issuers located in emerging markets. Foreign currency exposure (from non-U.S. dollar-denominated securities or currencies) normally will be limited to 10% of the Portfolio’s total assets. The Active Allocated Portions may engage in active and frequent trading to achieve the investment objective.

The Portfolio may invest up to 50% of its assets in derivatives.

The Portfolio normally invests at least 80% of its net assets in debt securities that are included in the Intermediate Government Bond Index. The Intermediate Government Bond Index is an unmanaged index that measures the performance of securities consisting of all U.S. Treasury and agency securities with remaining maturities of from one to ten years and issue amounts of at least $250 million outstanding, which may include zero-coupon securities. The Manager may also invest up to 40% of the Portfolio’s assets in exchange traded funds (“ETFs”) that invest in securities included in the Intermediate Government Bond Index.

In seeking to achieve the Portfolio’s investment objective, the Adviser will employ a stratified sample approach to build a portfolio whose broad characteristics match those of the Intermediate Government Bond Index.

Principal Risks	Principal Risks
● Credit Risk ● Currency Risk ● Derivatives Risk ● Emerging Markets Risk ● Foreign Securities Risk	● Credit Risk ● Exchange Traded Funds Risk ● Index Strategy Risk ● Interest Rate Risk ● Investment Grade Securities Risk

 Page 150 of a total of 176 pages

●        Index Strategy Risk
●        Interest Rate Risk
●        Investment Grade Securities Risk
●        Leverage Risk
●        Junk Bonds or Lower Rated Securities Risk
●        Mortgage-Backed and Asset-Backed Securities Risk
●        Portfolio Turnover Risk
● Zero Coupon and Pay-in-Kind Securities Risk

As the comparison demonstrates, the Removed and Replacement Portfolios invest in the same asset class with investment management oversight by the same investment adviser.  In addition, both Portfolios pursue substantially similar investment objectives, employing substantially similar principal investment strategies entailing substantially similar principal risks.  Therefore, the Section 26 Applicants believe that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.
Both the Removed Portfolio and the Replacement Portfolio seek a combination of current income and capital appreciation and invest primarily in a portfolio of high quality U.S. debt securities.  The primary differences between the Portfolios are that the Removed Portfolio may invest in debt securities of government and corporate issuers, and lower rated and foreign securities to a greater extent than the Replacement Portfolio, while the Replacement Portfolio invests primarily in a portfolio of debt securities included in the Intermediate Government Bond Index, which consists of high quality U.S. government debt securities and does not include corporate debt securities.  The Section 26 Applicants believe that, notwithstanding these differences, the Replacement Portfolio is an

 Page 151 of a total of 176 pages

appropriate substitute portfolio because, like the Removed Portfolio, the Replacement Portfolio invests primarily in a portfolio of high quality debt securities of U.S. issuers.  In addition, the Replacement Portfolio, like the Removed Portfolio, may invest a portion of its assets in lower rated debt securities and foreign securities, thereby continuing to provide Contract owners with potential exposure to these types of investments.  Accordingly, the Section 26 Applicants believe that the proposed Substitution would be beneficial to Contract owners because it would provide continuity in asset class, investment manager, investment objective and principal investment strategies.
             b.   Fees, Expenses and Assets of the Portfolios
As of December 31, 2011, the assets of the Replacement Portfolio, EQ/Intermediate Government Bond Portfolio, were approximately $4.5 billion, while the assets of the Removed Portfolio, Multimanager Multi-Sector Bond Portfolio, were approximately $1.7 billion.  The Removed Portfolio offers Class A and Class B shares and the Replacement Portfolio offers Class IA and Class IB shares which will be involved in the proposed Substitution.  Class IA shares of the Replacement Portfolio will be substituted for Class A shares of the Removed Portfolio and Class IB shares of the Replacement Portfolio will be substituted for Class B shares of the Removed Portfolio.  Below is a table comparing the fees and expenses of the Removed Portfolio and the Replacement Portfolio.

 Page 152 of a total of 176 pages

(as of 12/31/11)	Removed Portfolio		Replacement Portfolio
	Multimanager Multi-Sector Bond Portfolio		EQ/Intermediate Government Bond Portfolio
Share Class	A46	B	IA46	IB
Management Fee	0.52%	0.52%	0.35%	0.35%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%	0.25%	0.25%
Other Expenses	0.17%	0.17%	0.12%	0.12%
Acquired Fund Fees and Expenses	NA	NA	0.05%	0.05%
Total Annual Portfolio Operating Expenses	0.94%	0.94%	0.77%	0.77%

For the fiscal year ended December 31, 2011, the combined management fee plus 12b-1 fee of the Replacement Portfolio was lower than that of the Removed Portfolio.  In addition, the total annual operating expense ratio of the Replacement Portfolio was lower than that of the Removed Portfolio.  Furthermore, it is anticipated that both the Replacement Portfolio’s combined management fee plus 12b-1 fee and total annual operating expense ratio will be lower than those of the Removed Portfolio immediately after the Substitution.  Accordingly, the Substitution will benefit Contract owners with Contract value allocated to the Removed Portfolio by lowering the annual operating expense ratio.
c.	Performance of the Portfolios
The chart below compares the average annual total returns for the Class A and Class B shares of the Removed Portfolio and the Class IA and Class IB shares of the Replacement Portfolio for the one-year, five-years and ten-year periods ended December 31, 2011.  Over the five-year period, the Replacement Portfolio outperformed the

 46      Expenses have been restated to reflect current fees.

 Page 153 of a total of 176 pages

Removed Portfolio, and achieved comparable returns over the one-year and ten-year periods.

Portfolio	1 Year	5 Years	10 Years
Removed Portfolio Multimanager Multi-Sector Bond Portfolio (Class A)*	5.35%	-0.40%	3.82%
Removed Portfolio Multimanager Multi-Sector Bond Portfolio (Class B)	5.08%	-0.61%	3.58%
Barclays Intermediate U.S. Government/Credit Index	5.80%	5.88%	5.20%
Replacement Portfolio EQ/Intermediate Government Bond Portfolio (Class IA)*	5.54%	3.76%	3.69%
Replacement Portfolio EQ/Intermediate Government Bond Portfolio (Class IB)	5.30%	3.50%	3.43%
Barclays Intermediate U.S. Government Bond Index	6.08%	5.86%	4.89%
*	Class A Shares of the Removed Portfolio and Class IA Shares of the Replacement Portfolio did not pay 12b-1 fees prior to January 1, 2012.

27.	Substitution 27 – Shares of EQ/AllianceBernstein Government Bond Index Portfolio for shares of EQ/PIMCO Ultra Short Bond Portfolio

a.	Investment Advisers, Investment Objectives, Principal Investment Strategies and Principal Risks

Removed Portfolio	Replacement Portfolio
EQ/PIMCO Ultra Short Bond Portfolio	EQ/AllianceBernstein Short-Term Government Bond Portfolio
Investment Adviser (Subadviser)	Investment Adviser (Subadviser)
FMG PIMCO	FMG AllianceBernstein

 Page 154 of a total of 176 pages

Investment Objective	Investment Objective
Seeks to generate a return in excess of traditional money market products while maintaining an emphasis on preservation of capital and liquidity.	The Portfolio seeks to achieve a balance of current income and capital appreciation, consistent with a prudent level of risk.
Principal Investment Strategies	Principal Investment Strategies
The Portfolio invests at least 80% of its net assets in a diversified portfolio of fixed income instruments of varying maturities, which may be represented by forwards or derivatives such as options, futures contracts or swap agreements. The Portfolio may invest in investment grade U.S. dollar denominated securities of U.S. issuers. The Portfolio invests in a variety of fixed income investments, including securities issued or guaranteed by the U.S. Government, its agencies or government-sponsored enterprises (“U.S. Government Securities”); corporate debt securities of U.S. issuers, including corporate commercial paper; mortgage-backed and other asset-backed securities; loan participations and assignments.

The Portfolio may invest up to 100% of its total assets in derivatives. The Portfolio intends to use derivatives for a variety of purposes, including as a substitute for investing directly in securities, as a hedge against interest rate risk and to attempt to enhance returns.

The Portfolio may also invest up to 10% of its total assets in preferred and common stocks. The Portfolio may engage in active and frequent trading of portfolio securities to achieve its investment objective.

Under normal circumstances, the Portfolio invests at least 80% of its net assets in debt securities issued by the U.S. Government and its agencies and instrumentalities. The Portfolio may invest up to 15% of its net assets in illiquid securities.

The Portfolio generally is divided into two portions, one of which utilizes a passive investment index style focused on debt securities and a second of which utilizes futures and options to tactically manage the Portfolio’s duration based on the adviser’s expectation regarding interest rate movements. The combination of these strategies is intended to produce better risk-adjusted returns over time than investing exclusively in a passively managed portfolio of securities.

The sub-adviser (“Adviser”) generally allocates approximately 50% of the Portfolio’s net assets to the Index Allocated Portion that seeks to track the performance of the Barclays Intermediate U.S. Government Bond Index. This percentage may range from 0% to 100% of the Portfolio’s net assets depending on the Adviser’s projection of interest rate movements. In addition, the Adviser may invest the Portfolio’s assets in ETFs that seek to track a fixed income securities index instead of investing directly in fixed income securities.

The other portion of the Portfolio invests in futures and options contracts and other strategies to manage the Portfolio’s exposure to the risk of losses on the Portfolio’s investments in debt securities due to changes in interest rates. Although these strategies are intended to reduce the overall risk of investing in the Portfolio, they may result in periods of underperformance, which may include periods when the Adviser believes that interest rates are likely to increase, but instead remain stable or decrease.

Principal Risks	Principal Risks
● Credit Risk ● Derivatives Risk ● Equity Risk ● Interest Rate Risk	● Credit Risk ● Derivatives Risk ● Exchange Traded Funds Risk ● Index Strategy Risk

 Page 155 of a total of 176 pages

● Investment Grade Securities Risk ● Leveraging Risk ● Loan Participation and Assignments Risk ● Mortgage-Backed and Asset-Backed Securities Risk ● Portfolio Turnover Risk	● Interest Rate Risk ● Investment Grade Securities Risk ● Leveraging Risk ● Liquidity Risk ● Short Position Risk ● Zero Coupon and Pay-in-Kind Securities Risk

As the comparison demonstrates, the Removed and Replacement Portfolios invest in the same asset class with investment management oversight by the same investment adviser.  In addition, both Portfolios pursue substantially similar investment objectives, employing substantially similar principal investment strategies entailing substantially similar principal risks.  Therefore, the Section 26 Applicants believe that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.
Both the Removed Portfolio and the Replacement Portfolio seek their investment objectives by investing primarily in a portfolio of debt securities of U.S. issuers with an overall short-term duration.  Each Portfolio also may use derivatives to managed risks and/or to increase returns.  The strategies of the Removed Portfolio and the Replacement Portfolio differ primarily in that the Removed Portfolio generally may invest in high quality debt securities of government and corporate issuers, while the Replacement Portfolio invests primarily in U.S. government debt securities.  The Section 26 Applicants believe that, notwithstanding this difference, the Replacement Portfolio is an appropriate substitute portfolio for the Removed Portfolio because, like the Removed Portfolio, the Replacement Portfolio invests in a portfolio of high quality debt securities

 Page 156 of a total of 176 pages

with an overall short-term duration.  Accordingly, the Section 26 Applicants believe that the proposed Substitution would be beneficial to Contract owners because it would provide continuity in asset class, investment manager, investment objective and principal investment strategies.
            b.   Fees, Expenses and Assets of the Portfolios
As of December 31, 2011, the Replacement Portfolio, EQ/AllianceBernstein Short-Term Government Bond Portfolio, had not yet commenced operations and had no assets, while the assets of the Removed Portfolio, EQ/PIMCO Ultra Short Bond Portfolio, were approximately $3.4 billion.  Both the Removed Portfolio and the Replacement Portfolio offer Class IA and Class IB shares which will be involved in the proposed Substitution.  Each class of shares of the Replacement Portfolio will be substituted for the corresponding class of shares of the Removed Portfolio.  Below is a table comparing the fees and expenses of the Removed Portfolio and the Replacement Portfolio.

(as of 12/31/11)	Removed Portfolio		Replacement Portfolio
	EQ/PIMCO Ultra Short Bond Portfolio		EQ/AllianceBernstein Short-Term Government Bond Portfolio
Share Class	IA47	IB	IA47,48	IB48
Management Fee	0.46%	0.46%	0.45%	0.45%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%	0.25%	0.25%
Other Expenses	0.12%	0.12%	0.13%	0.13%
Total Annual Portfolio Operating Expenses	0.83%	0.83%	0.83%	0.83%

47      Expenses have been restated to reflect current fees.
48      Based on estimated amounts for the current fiscal year.
 Page 157 of a total of 176 pages

It is anticipated that the combined management fee plus 12b-1 fee of the Replacement Portfolio will be lower than that of the Removed Portfolio immediately after the Substitution.  In addition, it is anticipated that the total annual operating expense ratio of the Replacement Portfolio will be lower than that of the Removed Portfolio immediately after the Substitution.  Accordingly, the Substitution will benefit Contract owners with Contract value allocated to the Removed Portfolio by lowering the annual operating expense ratio.
        c.   Performance of the Portfolios
The chart below compares the average annual total returns for the Class IA and Class IB shares of the Removed Portfolio and the Replacement Portfolio for the one-year and five-year periods and since inception for the Removed Portfolio and the Replacement Portfolio ended December 31, 2011.  Comparisons of the Removed and Replacement Portfolios over the five-year and ten-year periods are not possible.  Although the Removed Portfolio outperformed the Replacement Portfolio over the one-year period, the Portfolios had comparable returns.

 Page 158 of a total of 176 pages

Portfolio	1 Year	5 Years	10 Years/Since Inception*
Removed Portfolio EQ/PIMCO Ultra Short Bond Portfolio (Class IA)**	0.07%	3.31%	3.53%
Removed Portfolio EQ/PIMCO Ultra Short Bond Portfolio (Class IB)	-0.18%	3.07%	3.41%
Bank of America Merrill Lynch 3-Month Treasury Bill Index	0.10%	1.49%	1.95%
Replacement Portfolio EQ/AllianceBernstein Short-Term Government Bond Portfolio (Class IA)**	-1.52%	NA	-2.94%
Replacement Portfolio EQ/AllianceBernstein Short-Term Government Bond Portfolio (Class IB)	-1.77%	NA	-3.18%
Bank of America Merrill Lynch 1-Year Treasury Note Index	0.57%	NA	0.48%
*	The Removed Portfolio commenced operations on January 24, 2002. The Replacement Portfolio commenced operations on October 25, 2010.
**	Class IA Shares of both the Removed Portfolio and the Replacement Portfolio did not pay 12b-1 fees prior to January 1, 2012.

D.           Procedures for the Proposed Substitutions
The Section 26 Applicants propose to follow the procedures described below to carry out the proposed Substitutions.  The Section 26 Applicants currently expect that the proposed Substitutions will be carried out on or about April 1, 2013, or as soon as reasonably practicable thereafter (“Substitution Date”).
1.           Distribution of Prospectus and Prospectus Supplements.  By supplements to the prospectuses for the Contracts and Separate Accounts, which will be delivered to Contract owners at least thirty (30) days before the proposed Substitutions, AXA Equitable will notify all Contract owners of its intention to take the necessary

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actions, including seeking the order requested by this Application, to substitute shares of each Replacement Portfolio for the corresponding Removed Portfolio as described herein.  The supplements will advise Contract owners that from the date of the supplement until the date of the proposed Substitutions, Contract owners are permitted to make transfers of Contract value (or annuity unit value) out of a Removed Portfolio subaccount to one or more other subaccounts without the transfers (or exchanges) being treated as one of a limited number of permitted transfers (or exchanges) or a limited number of transfers (or exchanges) permitted without a transfer charge, to the extent any transfer limitations or charges are applicable under the Contract.  The supplements also will inform Contract owners that AXA Equitable will not exercise any rights reserved under any Contract to impose additional restrictions on transfers until at least 30 days after the proposed Substitutions.49  The supplement also will advise Contract owners how to instruct AXA Equitable, if so desired in light of the proposed Substitutions, to reallocate Contract value from a Removed Portfolio subaccount to any other subaccount available for investment under their Contracts.  In addition, the supplements will advise Contract owners that any Contract value remaining in a Removed Portfolio subaccount on the Substitution Date will be transferred to the corresponding Replacement Portfolio subaccount and that the proposed Substitutions will take place at relative net asset value.  The supplements will also advise Contract owners that for at least 30 days following the proposed Substitutions, AXA Equitable will permit Contract owners to make transfers of Contract value (or annuity unit value) out of a Replacement Portfolio subaccount to one

49      One exception to this is that AXA Equitable may impose restrictions on transfers to prevent or limit disruptive transfer and other “market timing” activities by Contract owners, or agents of Contract owners, as described in the prospectuses for the Separate Accounts and the Portfolios.
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or more other subaccounts without the transfers (or exchanges) being treated as one of a limited number of permitted transfers (or exchanges) or a limited number of transfers (or exchanges) permitted without a transfer charge, to the extent any transfer limitations or charges are applicable under the Contract.  AXA Equitable also will send Contract owners prospectuses for the Replacement Portfolios prior to the Substitutions.
The Section 26 Applicants will send the appropriate prospectus supplement (or other notice, in the case of Contracts no longer actively marketed and for which there are a relatively small number of existing Contract owners (“Inactive Contracts”)),50 containing this disclosure to all existing Contract owners.  Prospective purchasers and new purchasers of Contracts will be provided with a Contract prospectus and the supplement containing disclosure regarding the proposed Substitutions, as well as prospectuses and supplements for the Replacement Portfolios.  The Contract prospectus and supplement, and the prospectuses and supplements for the Replacement Portfolios will be delivered to purchasers of new Contracts in accordance with all applicable legal requirements.
2.           Notice.  In addition to the prospectus supplements distributed to Contract owners, within five business days after the Substitution Date, Contract owners will be

50      In reliance on the relief provided in Great-West Life Insurance Company, No-Action Letter (pub. avail. Oct. 23, 1990) and in The Equitable Life Assurance Society of the United States, No-Action Letter (pub. avail. Oct. 4, 1990), the Section 26 Applicants provide certain information to Inactive Contract owners about their Inactive Contracts, the relevant Separate Accounts, and the underlying fund in lieu of filing post-effective amendments to their registration statements relating to those Inactive Contracts or delivering updated prospectuses to those Contract owners.  The file numbers for the Inactive Contracts are 333-44996 (Separate Account No. 45), and 333-79379 and 333-96177 (Separate Account No. 49).  In addition, certain Contracts in file numbers 33-83750, 333-61380 and 333-73121 (Separate Account No. 45), and 333-05593, 333-64749, 333-60730 and 333-31131 (Separate Account No. 49), specifically, earlier versions of Contracts whose later versions compose part of AXA Equitable’s current product offerings, are Inactive Contracts.

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sent a written notice of the Substitutions informing them that the Substitutions were carried out and that they may transfer all Contract value or cash value under a Contract in a subaccount invested in a Replacement Portfolio on the date of the notice to one or more other subaccounts available under their Contract at no cost and without regard to the usual limit on the frequency of transfers among the variable investment options, to the extent any transfer limitations or charges are applicable under the Contract.  The notice will also reiterate that (other than with respect to implementing policies and procedures designed to prevent disruptive transfers and other market timing activity) AXA Equitable will not exercise any rights reserved by it under the Contracts to impose additional restrictions on transfers or, to the extent transfer charges apply to a Contract, to impose any charges on transfers until at least 30 days after the Substitution Date.  AXA Equitable will also send each Contract owner a current prospectus for the Replacement Portfolios if they have not previously received a current version.
3.           State Approval.  AXA Equitable also is seeking approval of the proposed Substitutions from any state insurance regulators whose approval may be necessary or appropriate.
4.           Redemption and Purchase of Shares.  The proposed Substitutions will take place at relative net asset value determined on the Substitution Date pursuant to Section 22 of the 1940 Act and Rule 22c-1 thereunder with no change in the amount of any Contract owner’s Contract value, cash value, or death benefit51 or in the dollar value of his or her investment in the Separate Accounts.  The proposed Substitutions will be effected by redeeming shares of each Removed Portfolio in cash on the Substitution Date

51      Likewise, any guaranteed living or death benefits whose determination depends upon the Contract value, cash value, or death benefit  will not change as a result of the Substitutions.

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at their net asset value and using the proceeds of those redemptions to purchase shares of each corresponding Replacement Portfolio at their net asset value on the same date.52
Contract owners will not incur any fees or charges as a result of the proposed Substitutions, nor will their rights or insurance benefits or AXA Equitable’s obligations under the Contracts be altered in any way.53  All expenses incurred in connection with the proposed Substitutions, including any brokerage, legal, accounting, and other fees and expenses, will be paid by AXA Equitable.  In addition, the proposed Substitutions will not impose any tax liability on Contract owners.  The proposed Substitutions will not cause the Contract fees and charges currently being paid by Contract owners to be greater after the Substitutions than before the Substitutions; all Contract-level fees will remain the same after the Substitutions.  In addition, because the Substitutions will not be treated as a transfer for purposes of assessing transfer charges or computing the number of permissible transfers under the Contracts, no fees will be charged on the transfers made at the time of the Substitutions, to the extent any transfer limitations or charges are applicable under the Contracts.
IV.  REQUEST FOR AN ORDER OF APPROVAL UNDER SECTION 26(C)
The Section 26 Applicants request that the Commission issue an order pursuant to Section 26(c) of the 1940 Act approving the proposed Substitutions.

52      AXA Equitable will pay any brokerage costs related to redemptions effected in connection with the Substitutions.

53      Of course, to the extent a Contract owner’s insurance benefits are dependent on the market value of variable subaccounts, a Contract owner who was invested in a Removed Portfolio is not likely to experience the same portfolio performance with the corresponding Replacement Portfolio and, thus, the value of the Contract owner’s insurance benefits may be impacted.

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A.	Applicable Law

Section 26(c) of the 1940 Act prohibits the depositor of a registered unit investment trust that invests in the securities of a single issuer from substituting the securities of another issuer without Commission approval.54  Section 26(c) provides that “[t]he Commission shall issue an order approving such substitution if the evidence establishes that it is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of this title.”
Section 26(c) was added to the 1940 Act by the Investment Company Act Amendments of 1970.  Prior to the enactment of the 1970 amendments, a depositor of a unit investment trust could substitute new securities for those held by the trust by notifying the trust’s security holders of the substitution within five days of the substitution.  In 1966, the Commission, concerned with the high sales charges then common to most unit investment trusts and the disadvantageous position in which such charges placed investors who did not want to remain invested in the replacement funds, “recommended that Section 26 be amended to require that a proposed substitution of the underlying investments of a trust receive prior Commission approval.”55
Congress responded to the Commission’s concerns by enacting Section 26(c) to require that the Commission approve all substitutions by the depositor of investments

54      Prior to May 12, 2001, Section 26(c) was designated Section 26(b).  On that date, the provisions of the Graham-Leach-Bliley Act of 1999, Pub. L. No. 106-102, 113 Stat. 1338 (November 12, 1999) (“GLB”), became effective.  One such provision added a new sub-paragraph (b) to Section 26 and re-designated then Section 26(b) as Section 26(c).  References in this Application to Section 26(c) also include Section 26(b) as in effect prior to the effective date of GLB.

55      In the years leading up to the 1966 recommendation, the Commission took the position that the substitution of portfolio securities of a unit investment trust constituted an offer of exchange under Section 11 of the 1940 Act, requiring prior Commission approval.  The Commission proposed Section 26(c) in order to specifically address substitutions by unit investment trusts which previously had been scrutinized under Section 11 of the 1940 Act.  See House Committee On Interstate and Foreign Commerce, Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep.  No.  2337, 89th Cong., 2d Sess.  337 (1966).

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held by unit investment trusts.  The Senate Report on the bill explained the purpose of the amendment as follows:
The proposed amendment recognizes that in the case of the unit investment trust holding the securities of a single issuer notification to shareholders does not provide adequate protection since the only relief available to the shareholders, if dissatisfied, would be to redeem their shares.  A shareholder who redeems and reinvests the proceeds in another unit investment trust or in an open-end company would under most circumstances be subject to a new sales load.  The proposed amendment would close this gap in shareholder protection by providing for Commission approval of the substitution.  The Commission would be required to issue an order approving the substitution if it finds the substitution consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.56
The proposed Substitutions involve a substitution of securities within the meaning of Section 26(c) of the 1940 Act.57  The Section 26 Applicants, therefore, request an order from the Commission pursuant to Section 26(c) approving the proposed Substitutions.

B.	Basis for a Section 26(c) Order

The Section 26 Applicants have reserved the right under the Contracts to substitute shares of another underlying investment option for one of the current underlying investment options offered as a funding option under the Contracts.  The prospectuses for the Contracts and the Separate Accounts contain appropriate disclosure of this right.  For example, a prospectus for Separate Account 49 contains the following statement: “We reserve the right subject to compliance with laws that apply: …(2) to

56      S. Rep. No. 184, 91st Cong. 1st Sess. 41 (1969).

57      While Section 26(c), by its terms, applies only to a unit investment trust holding the securities of one issuer, the Commission has interpreted Section 26(c) to apply to “a substitution of securities in any subaccount of a registered separate account.”  Adoption of Permanent Exemptions from Certain Provisions of the Investment Company Act of 1940 for Registered Separate Accounts and Other Persons, Investment Company Act Rel.  No.  12678 (Sept.  21, 1982) (emphasis added).
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combine any two or more variable investment options.”  Comparable language appears in the other Separate Account prospectuses.
The Section 26 Applicants have reserved this right of substitution both to protect themselves and their Contract owners in situations where either might be harmed or disadvantaged by events affecting the issuer of the securities held by a Separate Account and to preserve the opportunity to replace such shares in situations where a substitution could benefit AXA Equitable and their respective Contract owners.58
The Removed Portfolios and the Replacement Portfolios have substantially similar objectives and substantially similar investment policies and risks.  In addition, the proposed Substitutions retain for Contract owners the investment flexibility that is a central feature of the Contracts.  Any impact on the investment programs of affected Contract owners, including the appropriateness of the available investment options, should be negligible.
Furthermore, the ultimate effect of the proposed Substitutions will be to steamline and simplify the investment line-up that is available to Contracts owners under the affected Contracts by removing overlapping and duplicative investment options.  Eliminating investment option redundancy via the Substitutions would result in a more consolidated and attractive menu of investment options under the affected Contracts.  The Substitutions also will permit AXA Equitable to present information to their Contract owners in a simpler and more concise manner.  It is anticipated that after the Substitutions, Contract owners will be provided with disclosure documents that contain a simpler presentation of the available investment options under their Contracts.
In addition, in connection with the proposed Substitutions, Contract owners with subaccount balances currently invested in the Removed Portfolios will have total

58      Most variable insurance product issuers reserve this right in order to permit a flexible response to various business contingencies.
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operating expense ratios after the Substitutions that are the same as or lower than before the Substitutions.
Thus, the proposed Substitutions protect the Contract owners who have allocated Contract value to the Removed Portfolio by: (1) providing an underlying investment option for subaccounts invested in the Removed Portfolio that is substantially similar to the Removed Portfolio; (2) generally providing such Contract owners with simpler disclosure documents; and (3) providing such Contract owners with an investment option that would have total operating expenses after the Substitution that are lower than or equal to the current investment option.
In addition to the foregoing, the Section 26 Applicants generally submit that the proposed Substitutions meet the standards that the Commission and its staff have applied to similar substitutions that the Commission previously has approved.59  The Section 26

59      See, e.g., AXA Equitable Life Insurance Company, Rel. Nos. IC-29338 (Jul. 7, 2010) (notice) and IC-29372 (Jul. 29, 2010) (order) (approving the substitution of one series of an affiliated fund for one series of the same affiliated fund, where the replacement portfolio had lower fees and expenses than, and identical investment objectives and substantially similar investment policies to, those of the removed portfolio); MetLife Ins. Co. of Connecticut, Rel. Nos. IC-28013 (Oct. 12, 2007) (notice) and IC-28044 (Nov. 7, 2007) (order) (approving the substitution of four series of an affiliated fund for four series of a different affiliated fund, where the replacement portfolios had lower fees and expenses than, and substantially similar investment objectives and similar investment policies to, those of the removed portfolios); AIG SunAmerica Life Assur. Co., Rel. Nos. IC-27540 (Oct. 26, 2006) (notice) and IC-27555 (Nov. 17, 2006) (order) (approving the substitution of a series of one affiliated fund for a different series of the same fund, where the replacement portfolio had lower fees and expenses, a larger asset base, better performance history and substantially similar investment objectives, policies and restrictions compared to those of the removed portfolio); Pacific Life Ins. Co., Rel. Nos. IC-27276 (Mar. 30, 2006) (notice) and IC-27291 (Apr. 25, 2006) (order) (approving the substitution of a series of an affiliated fund for another series of the same fund, where the replacement portfolio was a master-feeder fund and had lower fees and expenses, comparable performance history and an investment objective that was “compatible” with but not identical to that of the removed portfolio); Principal Life Ins. Co., SEC Rel. Nos. IC-26253 (Nov. 13, 2003) (notice) and IC-26285 (Dec. 5, 2003) (order) (approving the substitutions of three series of an affiliated fund for three other series of the same fund, where the replacement portfolios were subject to the same fundamental investment restrictions and similar risks, invested in primarily the same kinds of securities, generally had lower expenses and fees and had identical or virtually identical investment objectives compared to those of the removed portfolios); Principal Life Ins. Co., SEC Rel. Nos. IC-25994 (Apr. 7, 2003) (notice) and IC-26035 (Apr. 30, 2003) (order) (approving the substitution of one series of an affiliated fund for another series of the same fund, where the replacement portfolio had similar investment objective and policies as the removed portfolio and lower fees and expenses but less favorable historical performance than the removed portfolio); The Equitable Life Assur. Soc’y of the United States, SEC Rel. Nos. IC-25784 (Oct. 23, 2002) (notice) and IC-25803 (Nov. 14, 2002) (order) (approving the substitution of one series of an affiliated fund for another series of the same fund, where the replacement portfolio had an identical investment objective and similar investment policies and risks as the removed portfolio but higher fees and expenses and less favorable historical performance than the removed portfolio); The

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Applicants also submit that the proposed Substitutions are not of the type that Section 26(c) was designed to prevent.  Unlike traditional unit investment trusts where a depositor could only substitute investment securities in a manner that permanently affected all the investors in the trust, the Contracts provide each Contract owner with the right to exercise his or her own judgment, and transfer Contract values and cash values into and among other investment options available to Contract owners under their Contracts.  Additionally, the proposed Substitutions will not reduce in any manner the nature or quality of the available investment options.  As such, investments in any of the Replacement Portfolios may be temporary investments for Contract owners as each Contract owner may exercise his or her own judgment as to the most appropriate investment alternative available.  In this regard, the proposed Substitutions retain for

Equitable Life Assur. Soc’y of the United States, SEC Rel. Nos. IC-25698 (Aug. 12, 2002) (notice) and IC-25728 (Sept. 6, 2002) (order) (approving the substitution of one series of an affiliated fund for another series of the same fund, where the replacement portfolio had similar investment objective, policies and risks, comparable fees and expenses and generally better historical performance compared to the removed portfolio); The Equitable Life Assur. Soc’y of the United States, SEC Rel. Nos. IC-25692 (Aug. 2, 2002) (notice) and IC-25718 (Aug. 27, 2002) (order) (approving the substitution of one series of an affiliated fund for another series of the same fund, where the replacement portfolio had an identical investment objective, substantially similar investment policies and risks, comparable fees and expenses and generally better historical performance compared to the removed portfolio); American United Life Ins. Co., SEC Rel. Nos. IC-25690 (July 31, 2002) (notice) and IC-25719 (Aug. 27, 2002) (order) (approving the substitution of one series of an affiliated fund for another series of the same fund, where the replacement portfolio had compatible, but not identical, investment objectives, strategies and risks, lower fees and expenses and better historical performance as compared to the removed portfolio); Merrill Lynch Life Ins. Co., SEC Rel. Nos. IC-25510 (Apr. 5, 2002) (notice) and IC-25561 (Apr. 30, 2002) (order) (approving the substitution of series of affiliated funds for series of an affiliated fund, where the replacement portfolios had comparable but broader investment objectives, lower fees and expenses and generally better historical performance as compared to the removed portfolios); The Equitable Life Assur. Soc’y of the United States, SEC Rel. Nos. IC-25503 (Mar. 29, 2002) (notice) and IC-25554 (Apr. 24, 2002) (order) (approving the substitution of one series of an affiliated fund for another series of the same fund, where the replacement portfolio had substantially similar investment objectives, policies and risks, the same management fee and expense ratio and more favorable historical performance compared to the removed portfolio); Jefferson Pilot Financial Ins. Co., SEC Rel. Nos. IC-25453 (Mar. 6, 2002) (notice) and IC-25506 (Apr. 2, 2002) (order) (approving the substitution of one series of an affiliated fund for another series of the same fund, where the replacement portfolio had a similar investment objective, lower fees and expenses and generally better historical performance as compared to the removed portfolio); Western-Southern Life Assur. Co., SEC Rel. Nos. IC-24974 (May 7, 2001) (notice) and IC-24996 (June 4, 2001) (order) (approving the substitution of one series of an affiliated fund for another series of the same fund, where the replacement portfolio had a similar investment objective and strategies, lower fees and expenses and generally better historical performance as compared to the removed portfolio).

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Contract owners the investment flexibility that is a central feature of the Contracts.  Moreover, the Section 26 Applicants will offer Contract owners the opportunity to transfer amounts out of the affected subaccounts without any cost or other penalty (other than those necessary to implement policies and procedures designed to prevent disruptive transfer and other market timing activity) that may otherwise have been imposed for a period beginning on the date of the supplement notifying Contract owners of the proposed Substitutions (which supplement will be delivered to Contract owners at least thirty (30) days before the Substitutions) and ending no earlier than thirty (30) days after the Substitutions.  The proposed Substitutions, therefore, will not result in the type of costly forced redemption that Section 26(c) was designed to prevent.
The proposed Substitutions also are unlike the type of substitution that Section 26(c) was designed to prevent in that by purchasing a Contract or participating in a group Contract, Contract owners select much more than a particular underlying fund in which to invest their Contract values; they also select the specific type of insurance coverage offered by the Section 26 Applicants under the applicable Contract, as well as numerous other rights and privileges set forth in the Contract.  Contract owners also may have considered AXA Equitable’s size, financial condition, and its reputation for service in selecting their Contract.  These factors will not change as a result of the proposed Substitutions, nor will the annuity, life or tax benefits afforded under the Contracts held by any of the affected Contract owners.

C.           Request for an Order

The Section 26 Applicants request an order of the Commission pursuant to Section 26(c) of the 1940 Act approving the proposed Substitutions.  The Section 26

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Applicants submit that, for all the reasons stated above, the proposed Substitutions are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.
V.           CONCLUSION
For the reasons set forth in this Application, the Section 26 Applicants each respectively state that the proposed Substitutions meet the standards of Section 26(c) of the 1940 Act and respectfully request that the Commission issue an order of approval pursuant to Section 26(c) of the 1940 Act and that such order be made effective as soon as possible.
VI.           PROCEDURAL MATTERS RELATING TO THIS APPLICATION
Pursuant to Rule 0-2(f) under the 1940 Act, Applicants hereby state that their address is as indicated on the cover page of this Application.  Any notice and order concerning this Application should be directed to:

Steven M. Joenk
Senior Vice President
AXA Equitable Life Insurance Company
1290 Avenue of the Americas
New York, New York 10104

Please address any questions or comments concerning this Application and a copy of any notice and order to:

Patricia Louie, Esq. Senior Vice President & Associate General Counsel AXA Equitable Life Insurance Company 1290 Avenue of the Americas New York, New York 10104	Clifford J. Alexander, Esq. Mark C. Amorosi, Esq. K&L Gates LLP 1601 K Street NW Washington, DC 20006 (202) 778-9000

Section 26 Applicants request that the Commission issue an order pursuant to Rule 0-5 under the 1940 Act without a hearing being held.  Each Section 26 Applicant

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represents that the undersigned is authorized to file this Application in the name and on behalf of the Section 26 Applicant.  Under the current Charter and By-Laws of AXA Equitable, its business and affairs are conducted by its Board of Directors.  The business and affairs of the Separate Accounts, as unit investment trusts, is conducted by AXA Equitable, as depositor, pursuant to AXA Equitable’s Charter and By-Laws
In accordance with these governing documents, resolutions were adopted by a vote of the Board of Directors of AXA Equitable authorizing the appropriate officers to prepare, execute and file this Application with the Commission.  The requirements of the governing documents of AXA Equitable have been complied with in connection with the execution and filing of this Application.  The resolutions and statements of authority required under Rule 0-2(c)(1) under the 1940 Act are attached as Exhibit A to this Application.  The verifications required by Rule 0-2(d) under the 1940 Act are attached as Exhibit B to this Application.

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SIGNATURES

AXA Equitable Life Insurance Company has authorized this Application to be duly signed on its behalf, and on behalf of the Separate Accounts, in the State of New York on the 31st day of May, 2012.

AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT 45 OF AXA EQUITABLE LIFE INSURANCE COMPANY

SEPARATE ACCOUNT 49 OF AXA EQUITABLE LIFE INSURANCE COMPANY

/s/ Steven M. Joenk
Steven M. Joenk
Senior Vice President

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Exhibit List

(a)	Exhibit A – Certificates of Resolution

	(1)	AXA Equitable Life Insurance Company, Separate Account No. 45 of AXA Equitable Life Insurance Company, and Separate Account No. 49 of AXA Equitable Life Insurance Company Certificate of Resolution

(b)	Exhibit B – Verifications

	(1)	Verification of AXA Equitable Life Insurance Company, Separate Account No. 45 of AXA Equitable Life Insurance Company, and Separate Account No. 49 of AXA Equitable Life Insurance Company

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EXHIBIT A-1

AXA EQUITABLE LIFE INSURANCE COMPANY
CERTIFICATE OF RESOLUTION

I, Patricia Louie, Senior Vice President and Associate General Counsel of AXA Equitable Life Insurance Company (the “Company”), do hereby certify that the following is a true and correct copy of resolutions duly adopted by the Board of Directors of the Company on February 9, 2012, and that said resolutions for the Company with respect to its Separate Account 45 and Separate Account 49have not been amended or rescinded and remain in full force and effect.

FURTHER RESOLVED, that the Board of Directors hereby approves the delegation of authority to the Company’s Chief Executive Officer to approve the terms of the Proposed Substitutions and authorize the preparation and filing of an application, on behalf of the Company and its separate accounts, with the U.S. Securities and Exchange Commission (the “SEC”) under Section 26(c) of the Investment Company Act for an order approving the Proposed Substitutions; and

FURTHER RESOLVED, that any appropriate officer of the Company be, and each such officer hereby is, authorized to prepare, execute and file with the SEC an application (including any amendments thereto), on behalf of the Company and its separate accounts, under Section 26(c) of the Investment Company Act for an order approving the Proposed Substitutions in such form as such officer deems necessary and appropriate and to do any and all things necessary or proper under the Investment Company Act and other applicable law, including the submission and filing of any and all applications, amendments to applications, reports and other documents deemed by such officer to be necessary or proper to effect the Proposed Substitutions.

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IN WITNESS WHEREOF, I have hereunto subscribed my name and affixed the seal of the Company at New York City, New York this 31st day of May, 2012.

/s/ Patricia Louie Patricia Louie Senior Vice President & Associate General Counsel

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EXHIBIT B-1

VERIFICATION

The undersigned states that he has duly executed the attached Application dated May 31, 2012 for and on behalf of:

AXA Equitable Life Insurance Company;
Separate Account 45 of AXA Equitable Life Insurance Company; and
Separate Account 49 of AXA Equitable Life Insurance Company;

that he is Senior Vice President of AXA Equitable Life Insurance Company; and that all actions by shareholders, directors/trustees, and other bodies necessary to authorize the undersigned to execute and file this Application have been taken.  The undersigned further states that he is familiar with such Application, and the contents thereof, and the facts set forth therein are true to the best of his knowledge, information and belief.

/s/ Steven M. Joenk Steven M. Joenk Senior Vice President

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